  As filed with the Securities and Exchange Commission on March 13, 2000
                                                     Registration No. 333-30190

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                                MORE.COM, INC.
            (Exact name of registrant as specified in its charter)

             Delaware                            5912                          94-3300529
 (State or Other Jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  Incorporation or Organization)       Classification Code No.)           Identification No.)

                               520 Third Street
                                 Second Floor
                        San Francisco, California 94107
                                (415) 979-9597
  (Address and telephone number of principal executive offices and principal place of business)
                                --------------
                            Donald M. Kendall, Jr.
                            Chief Executive Officer
                                more.com, Inc.
                               520 Third Street
                                 Second Floor
                        San Francisco, California 94107
                                (415) 979-9597
          (Name, address, and telephone number of agent for service)
                                --------------
                                  Copies to:

             Gavin B. Grover, Esq.                            Steven L. Berson, Esq.
              Matthew Burns, Esq.                            Michael S. Russell, Esq.
                Jaclyn Liu, Esq.                            Michael A. DeAngelis, Esq.
              Donald C. Hunt, Esq.                       Wilson Sonsini Goodrich & Rosati
            Morrison & Foerster LLP                          Professional Corporation
               425 Market Street                                650 Page Mill Road
        San Francisco, California 94105                      Palo Alto, CA 94304-1050

                                --------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion

                Preliminary Prospectus dated March 13, 2000

PROSPECTUS

                                          Shares

                                more.com, Inc.

                                 Common Stock

                                  -----------

    This is more.com, Inc.'s initial public offering. more.com is selling all of the shares.

    We expect the public offering price to be between $   and $   per share.
Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the Nasdaq National Market under the symbol "MORE."

    Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 5 of this prospectus.

                                  -----------

                                                            Per Share Total
                                                            --------- -----
     Public offering price.................................      $       $
     Underwriting discount.................................      $       $
     Proceeds, before expenses, to more.com, Inc...........      $       $

    The underwriters may also purchase up to an additional     shares at the
public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about        , 2000.

                                  -----------
Merrill Lynch & Co.

              Lehman Brothers

                                                      U.S. Bancorp Piper Jaffray
                                  -----------

                 The date of this prospectus is        , 2000.

                              Inside Front Cover
                              ------------------

              [Art depicting more.com's virtual operating model]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Forward-Looking Statements...............................................  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  25
Selected Consolidated Financial Data.....................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  34
Management...............................................................  51
Related Party Transactions...............................................  63
Principal Stockholders...................................................  66
Description of Capital Stock.............................................  69
Shares Eligible for Future Sale..........................................  73
Underwriting.............................................................  75
Legal Matters............................................................  78
Experts..................................................................  78
Change in Principal Accountants..........................................  78
Where You Can Find More Information......................................  78
Index to Consolidated Financial Statements............................... F-1

                                ---------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                ---------------

      more.com(TM), Acumin(TM), Acumin Corporation Custom Formulated Nutritional Supplements(TM), Acumin Custom Formula(TM), Acumin Personal Nutrition Program(TM), Acumins(TM), QuickShop(TM) and SmartSelect(TM) are trademarks of more.com. GreenTree SM, greentree.com SM and GreenTree Nutrition SM are service marks of more.com. This prospectus also includes trademarks and service marks of entities other than more.com.

                               PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements, before making an investment decision.

                                 more.com, Inc.

      more.com is a leading online health superstore that currently offers its customers more than 45,000 stock keeping units, or SKUs, in a variety of health product categories at everyday low prices. Our online health superstore contains over-the-counter medicine products, health and beauty aids, vision care products, nutritional supplements, baby products, prescription medications and other health products. Through our relationship with our third-party distribution and fulfillment providers, we have the opportunity to access over 300,000 health product SKUs that we could make available to our customers. In an effort to further enhance our customers' shopping experience, we have also created five customized specialty stores that are built around specific product categories and are closely integrated with our broader more.com superstore. These specialty stores include Acumins for personalized vitamins, GreenTree for natural health and beauty products, Clearly Contacts for vision products, Comfort Living for baby, back and healthy home products and Pharmacy for prescription drugs. In addition, we plan on increasing the number of specialty stores on our Web site over the next few years.

      To ensure that our customers can quickly find and purchase the health products they need, we have designed our Web site, www.more.com, with navigation tools that provide our customers with an intuitive, easy-to-use shopping interface. For example, we have developed proprietary solutions, such as our QuickShop(TM) technology, that dramatically reduce the amount of time necessary for customers to find and purchase products in our online health superstore.

      We use a business model that involves outsourcing the majority of our operating infrastructure including distribution and fulfillment, credit card processing and the hosting of our system infrastructure and database servers. We believe that these outsourcing arrangements provide us with a variety of benefits, including capital and cost efficiencies, operating flexibility and enhanced scalability. By taking advantage of these benefits, we believe we are able to offer a broader selection of products at lower prices and operate with significantly lower operating expenses than many of our competitors. Additionally, this operating model allows us to easily add new product categories and specialty stores, minimizes the cost of carrying inventory and enables us to focus on maintaining a superior customer experience, which is critical to building customer loyalty.

      As of December 31, 1999, we have sold our products to more than 57,000 customers, of which more than 46,000 were added during the fourth quarter of 1999. During January 2000, approximately 45.8% of our total revenue came from repeat customers. Media Metrix estimates that approximately 584,000 unique visitors came to our site in December 1999, representing a 10.6% increase over the estimated 528,000 unique visitors to our site in November 1999. "Unique visitor" is an industry term used to describe an individual that has visited a particular Internet site once or more during a specific period of time. We believe that the increase in visitor traffic to our Web site and relatively high levels of repeat purchases demonstrate our customers' growing satisfaction with our shopping experience and value proposition.

      Our objective is to become the world's leading online health superstore, offering a broad selection of products and services at everyday low prices, backed by superior customer service. We plan to expand our product offerings and specialty stores through both internal growth and acquisitions. Additionally, we intend to continue to work with our distribution and fulfillment providers to obtain more timely and accurate product information, shipping and fulfillment.

      Our business strategy focuses on offering our customers low prices, and we intend to offer the lowest prices online for the most frequently purchased health products. Initially, however, we offered a broad range of products at very low prices and pursued aggressive marketing campaigns, such as free shipping for life, $1.00-for-life and fixed prices-for-life product promotions as part of our charter customer promotion, to drive traffic to our Web site. As customer loyalty and recognition of our brand name have increased, we have recently begun to modify our pricing and merchandising strategy to improve our overall gross margins without experiencing a decline in the growth of overall sales volumes or customer levels. Additionally, the creation of our specialty stores on our Web site has promoted cross-selling opportunities that enable us to migrate our customers to higher margin products. We intend to further refine this pricing strategy over time.

      In early February 2000, we acquired Comfort Living, Inc., an Internet retailer specializing in personal care and comfort products, back care and pain reduction products, baby care and maternity products and allergy control products. Under the terms of the agreement, the stockholders of Comfort Living received $2.5 million in cash and 1,500,000 shares of our common stock. Comfort Living's net revenues were $4.6 million for the year ended December 31, 1999. In early February 2000 we also completed the private placement of our Series E convertible preferred stock to a group of investors led by Bain Capital and its affiliates for $25.5 million.

      more.com was formed as a California limited liability company in January 1998 under the name Nutrition Direct, LLC and was incorporated in Delaware as GreenTree Nutrition, Inc. in May 1998. In July 1999, we changed our name to more.com. Our executive offices are located at 520 Third Street, Suite 245, San Francisco, California 94107, and our telephone number is (415) 979-9597. Our primary Web site is located at www.more.com. Information on our Web site does not constitute part of this prospectus.

                                  The Offering

 Common stock offered................................     shares
 Common stock to be outstanding after this offering..     shares
 Use of proceeds..................................... We estimate that our net proceeds from this offering without exercise of the
                                                      over-allotment option will be
                                                      approximately $   million. We intend to
                                                      use the net proceeds to build out our Web
                                                      site and our specialty stores within our
                                                      Web site, acquire and develop
                                                      complementary businesses, technologies
                                                      and strategic relationships and for
                                                      general corporate purposes, including
                                                      working capital and capital expenditures.
                                                      Pending these uses, the net proceeds of
                                                      this offering will be invested in short-
                                                      term, investment grade, interest-bearing
                                                      instruments.
 Risk factors........................................ See "Risk Factors" and other information included in this prospectus for a
                                                      discussion of factors you should
                                                      carefully consider before deciding to
                                                      invest in shares of our common stock.
 Proposed Nasdaq National Market symbol.............. MORE

                                ---------------

      Unless otherwise noted, all information in this prospectus assumes that:

    . the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments, if any; and

    . all outstanding shares of our preferred stock will convert into shares of common stock upon the completion of this offering.

                   Summary Consolidated Financial Information

                             Period from
                           January 9, 1998
                            (inception) to             Year Ended
                          December 31, 1998        December 31, 1999
                          ------------------       -------------------
                          (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net revenues............       $               99      $             2,923
Gross profit (loss).....                      (44)                    (830)
Operating loss..........                   (5,236)                 (34,812)
Net loss................                   (5,169)                 (34,685)
Accretion of discount on
 mandatorily redeemable
 convertible
 preferred stock........                     (101)                  (1,597)
Net loss available to
 common stockholders....                   (5,270)                 (36,282)
Basic and diluted net
 loss per share.........       $            (5.90)     $            (15.74)
Shares used in computing
 basic and diluted net
 loss per share.........                      893                    2,305
Pro forma basic and
 diluted net loss per
 share (unaudited)......                               $             (2.68)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share (unaudited)......                                            13,556

                                                         December 31, 1999
                                                     --------------------------
                                                        Actual     As Adjusted
                                                     ------------- ------------
                                                                   (unaudited)
                                                           (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents........................      $ 24,655      $
Working capital..................................        17,576
Total assets.....................................        40,161
Borrowings under lines of credit, less current
 portion.........................................         1,376         1,376
Mandatorily redeemable convertible preferred
 stock...........................................        58,064            --
Total stockholders' equity (deficit).............       (27,765)
                                             Three Months Ended
                                -----------------------------------------------
                                March 31,  June 30,  September 30, December 31,
                                  1999       1999        1999          1999
                                ---------  --------  ------------- ------------
                                               (in thousands)
                                                 (unaudited)
Quarterly Consolidated
 Statement of Operations Data:
Net revenues..................  $    162   $    260    $    666      $  1,835
Gross profit (loss)...........       (44)       (63)        (90)         (633)
Operating loss................    (2,533)    (4,285)     (9,759)      (18,235)
Net loss......................    (2,458)    (4,240)     (9,907)      (18,080)

                                  RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before you purchase any shares of our common stock. Additional risks and uncertainties, including those generally affecting the market in which we operate or that we currently deem immaterial, may also impair our business.

                           Risks Relating to more.com

We have a limited operating history upon which to evaluate our business prospects and may face difficulties encountered by early stage companies.

      From our inception in January 1998 through May 1998, we had no sales and our operating activities related primarily to the planning and development of our original Web site. Beginning in May 1998, we had some sales as GreenTree Nutrition but the majority of our sales did not occur until the launch of the more.com Web site in August 1999. Accordingly, we have a limited operating history upon which to base an evaluation of our business and prospects. In assessing our prospects, you should consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly companies in the e-commerce market. These risks include our ability to:

    . establish and increase awareness of the more.com brand and strengthen customer loyalty;

    .  attract and retain customers at a reasonable cost;

    .  process transactions quickly, accurately and securely;

    . ensure the dependability of a limited number of inventory and order processing suppliers;

    .  continue to offer products that appeal to our customers;

    .  manage rapidly changing and expanding operations;

    .  maintain our current, and develop new, strategic relationships;

    . implement and successfully execute our business and marketing strategy;

    .  provide superior customer service; and

    .  continue to develop and enhance our technology and systems.

      Because of our limited operating history and the early stage of development of our market, we have limited insight into trends that may emerge and affect our business. We cannot assure you that our business strategy will be successful or that we will successfully address the above challenges.

We have incurred substantial losses and expect to continue to incur losses for the foreseeable future.

      We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We incurred net losses of approximately $5.2 million for the period from January 9, 1998 (our inception) through December 31, 1998 and net losses of $34.7 million for the year ended December 31, 1999. We expect the rate at which we incur these losses will increase significantly from current levels. In the future, we will need to generate significant revenues to achieve profitability.

      Although our revenues have grown substantially in recent quarters, we cannot assure you that we will achieve sufficient revenues for profitability. To attract customers to our Web site, we sell a substantial portion of our products at very competitive prices, resulting in low and sometimes negative gross margins on our product sales. Our ability to become profitable depends on, among other things:

    . our ability to generate and sustain substantially higher net sales with improved gross margins while maintaining reasonable operating expense levels;

    .  our ability to generate significant advertising revenue; and

    .  our ability to sell other higher margin products and services.

      In addition, we will incur expenses related to product shipping that we may decide not to fully pass on to customers. We expect that it will take several years to build a critical mass of customers. We cannot assure you that we will obtain enough customer traffic or a high enough volume of purchases to achieve profitability. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business will be materially and adversely affected.

We depend almost exclusively on Bergen Brunswig to supply and distribute our health products, and its failure to adequately supply and distribute our health products could reduce our revenues and harm our business.

      We depend on Bergen Brunswig Drug Company to provide the majority of our health products and to fulfill our customers' orders. Since August 1999, a substantial majority of our product sales revenues were derived from products supplied by Bergen Brunswig. We cannot guarantee that Bergen Brunswig will continue to supply a sufficient quantity of inventory on a timely basis to satisfy our customers' order requirements. If Bergen Brunswig were to terminate or refuse to renew our distribution arrangement with them, we would have to purchase our health products from other distributors. Bergen Brunswig's termination or failure to renew our contract could cause significant delays in our ability to fulfill our customers' orders, and we may not be able to locate another distributor that can provide comparable fulfillment, processing and shipping services in a timely manner or on acceptable commercial terms. Our distribution agreement with Bergen Brunswig expires in July 2009. However, either party may terminate the agreement after each year under specific occurrences, including failure to perform material obligations under the agreement, entering into a bankruptcy, receivership or similar proceedings and adverse regulatory changes.

      We are also subject to risks associated with Bergen Brunswig's ability to replenish its inventory in a timely manner. Our contract with Bergen Brunswig does not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. Although alternative sources of supply for certain of the products we offer exist, we have not established alternative sources for our products. Our contract with Bergen Brunswig does not restrict it from selling products to other retailers, including online drugstores, which could limit our ability to supply the quantity of products requested by our customers. Our distribution agreement with Bergen Brunswig does not require them to set aside any amount of inventory to fulfill our orders or to give our orders priority over other resellers to whom they sell. If we are unable to supply products to our customers due to Bergen Brunswig's delay or inability to fulfill our orders, our business would be substantially harmed.

      Our future success also depends on our ability to provide timely and accurate order fulfillment. We rely on Bergen Brunswig to fulfill our orders, maintain and track inventory and provide us with financial data and related fulfillment and distribution information. In addition, our order fulfillment and distribution process requires us to cooperate extensively with Bergen Brunswig with respect to the coordination of separate information technology systems. However, we have limited control over their shipping and processing procedures. If our customers become dissatisfied with Bergen Brunswig's fulfillment practices, our reputation and the more.com brand could suffer.

We rely exclusively on Medi-Mail for the fulfillment of pharmaceutical products that we sell, and our prescription drug business would be significantly disrupted if this relationship is terminated.

      We currently rely exclusively on Medi-Mail, a wholly owned subsidiary of Bergen Brunswig, for fulfillment and delivery of pharmaceutical products for our online pharmacy. If Medi-Mail were unable or unwilling for any reason to provide these products, our ability to continue delivery of pharmaceutical products would be negatively impacted. We cannot assure you that we will succeed in finding additional providers of pharmaceutical products on reasonable terms, if at all.

We are dependent on several third-party providers to whom we outsource a majority of our operating infrastructure. If these parties are unwilling or unable to continue providing services, our business could be seriously harmed.

      We outsource the majority of our operating infrastructure to third-party providers. For example, we use Airborne Express, United Parcel Service and the U.S. Post Office to deliver the majority of our customer orders. In addition, we rely on Lens Express to fulfill our customers' orders for vision products. We depend on CyberSource Corporation for most of our credit card processing. Due to our dependence on these third parties, we are subject to various risks associated with their operations, which are largely outside our control. If the services of any of these third parties become unsatisfactory, our customers may experience lengthy delays in receiving their orders. We may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation, the more.com brand and our business.

      In addition, if we establish new relationships with third-party providers, we cannot assure you that we will be able to integrate our respective information systems on a timely basis. If our logistics providers' systems fail or are unable to scale or adapt to our changing needs, we may not have adequate, accurate or timely inventory or financial information. Our failure to have adequate, accurate or timely inventory and financial information would harm our ability to manage our business effectively.

      Our ability to provide our customers with a broad and deep selection of products depends in large part on the vendors who supply inventory to Bergen Brunswig and our other fulfillment providers. These vendors may decide, for reasons outside our control, not to allow their products to be offered for sale on the Internet. These vendors may also cause our fulfillment providers not to sell products to us. If our fulfillment providers are prevented from securing sufficient inventory to meet the demands of our customers, our business would be severely harmed.

We currently rely exclusively on Bergen Brunswig to provide promotional advertisements on our Web site for all health products for which it acts as our fulfillment provider, and our revenues and future profitability would be negatively impacted by its failure to adequately perform these services.

      We currently rely on Bergen Brunswig as our exclusive sales representative for the marketing and sale of advertisements on our Web site for all health products for which it acts as our fulfillment provider. Bergen Brunswig may terminate this contractual relationship anytime prior to August 1, 2000, and we may terminate the exclusivity of our arrangement with Bergen Brunswig after August 1, 2000 if it fails to generate a specified amount of advertising revenue. Further, on February 1, 2001, our management and Bergen Brunswig will evaluate the feasibility of an ongoing exclusive arrangement. If Bergen Brunswig terminates its relationship with us earlier or if it is unable or unwilling for any reason to provide its services for the duration of the contractual term, our ability to generate advertising revenues would be negatively impacted. We cannot assure you that we will succeed in internally generating advertising revenue with similar returns or finding additional sales representatives on favorable terms, if at all.

If there is not a widespread acceptance of purchasing health products online, our revenue growth and future profitability will be negatively impacted.

      If we do not attract and retain a high volume of customers to our online health superstore at a reasonable cost, our business and operating results will be negatively affected. We may not be able to convert a large number of customers from traditional shopping methods to online shopping for health products. Specific factors that could prevent widespread customer acceptance of our online health superstore include:

    . shipping charges, which do not apply when shopping at traditional brick and mortar stores;

    . delivery time associated with Internet orders, as compared to the immediate receipt of products at traditional brick and mortar stores;

    .  pricing that does not meet customer expectations;

    . product damage from shipping or shipments of wrong or expired products;

    . customer concerns about the security of online transactions and the privacy of their personal health information;

    .  delays in responses to customer inquiries; and

    . difficulties experienced by our customers in returning or exchanging orders.

If we fail to establish and strengthen the more.com brand, our revenue from operations may not grow or may grow at a lower rate than expected.

      We believe that achieving widespread acceptance of the more.com brand is critical to our business, particularly because of the early stage and competitive nature of the online market for health products. In particular, if we do not establish the more.com brand quickly, we may lose the opportunity to build a critical mass of customers. Moreover, if we are unsuccessful in our branding efforts, advertisers may not view our Web site as an effective marketing and sales channel for their merchandise, resulting in decreased advertising revenues. Promoting and positioning the more.com brand will depend largely on:

    . the success of our and Bergen Brunswig's advertising and promotional efforts;

    . our ability to provide our customers with a broad selection of health products at competitive prices; and

    . attracting and training customer service personnel to provide our customers with high-quality customer service.

      We intend to pursue an aggressive promotional strategy to build the more.com brand. These initiatives will involve significant expenditures. We cannot assure you that these marketing and brand promotion activities will yield increased revenues or that revenues will be sufficient to offset the expenses incurred in building our brand.

We may not successfully expand the breadth and depth of our product offerings.

      We intend to expand the breadth and depth of our product offerings by selling a broader assortment of health products on our Web site. Expansion of our offerings in this manner will require significant additional expenditures and could strain our management, financial and operational resources. For example, we may need to incur significant expenses, develop relationships with new fulfillment providers or manufacturers, or comply with new regulations, specifically those in the prescription drug and pharmaceutical areas. We cannot assure you that we will be able to expand our product and service offerings in a cost-effective or timely manner. Furthermore, any new product offerings or sales formats that are not favorably received by consumers could damage our reputation and the more.com brand. The lack of market acceptance of these efforts or the inability to generate satisfactory revenues to offset the cost of expanded product offerings could harm our business.

While our continued reliance on aggressive price-based promotions may prevent us from achieving profitability, the elimination of these promotions may have a negative impact on our product sales and customer base.

      We established a charter customer promotion beginning with the launch of the more.com Web site on August 17, 1999 that ran until January 26, 2000. The purpose of the promotion was to attract and retain customers. At the end of the promotion, approximately 85,000 customers were charter customers. The program allowed charter customers to lock-in the prices for all product SKUs that they purchased during the promotion period, for the life of the product SKU. The program also allowed charter customers to receive free shipping with future purchases, as long as the purchase includes at least one product SKU purchased during the charter customer promotion period.

      We recorded a liability of $1.7 million for estimated future losses attributable to the charter customer promotion through December 31, 1999. We also deferred revenue of $120,000 in 1999, which represents the estimated value of this promotion to charter customers. We will continue to assess our exposure to loss for these products and adjust our reserves as necessary. A significant change in actual consumer purchasing patterns, inflation or product life cycles could have a material effect on the amount of the required reserve and our results of operations.

      On November 8, 1999, we also instituted a $1.00 days promotional campaign in an effort to drive consumers to our online health superstore and build the more.com brand. Currently, this $1.00 days promotion allows customers to purchase various product SKUs for $1.00 on our Web site and receive free shipping if the customer's total order exceeds $20.00. Our continued reliance on these types of aggressive price-based promotional activities would make it very difficult for us to ever achieve profitability. As a result, we have recently terminated the charter customer program and intend to eventually end our $1.00 days promotion. The elimination of these and similar promotions may result in a decline in product revenues and a reduced customer base if current or prospective purchasers shop elsewhere for lower-priced products. Furthermore, we may be unable to attract new online customers, many of whom use the Web to shop for bargains. The occurrence of any of these events would have a negative impact on our financial condition.

Our quarterly revenues and operating results may fluctuate and therefore they are not indicative of future performance.

      Our revenues and operating results have varied in the past and will continue to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Some important factors affecting our revenues and operating results include:

    .  demand for our products;

    . our ability to attract visitors to our Web site and convert those visitors into customers;

    .  frequency of repeat purchases by customers;

    . the announcement or introduction of new or enhanced sites, services and products by us or our competitors;

    .  changes in the growth rate of Internet usage;

    .  average order size and the mix of products sold;

    . our ability to scale technology and upgrade order processing capabilities;

    . the amount and timing of the incurrence of operating costs relating to the expansion of our business, operations and infrastructure and the integration costs of potential acquisitions;

    . our ability and the ability of our fulfillment providers to ensure sufficient product supply;

    .  changes in pricing policies by us or our competitors; and

    .  changes in government regulation.

      We currently expect that substantially all of our revenues for the foreseeable future will come from orders of health products on our Web site. The volume and timing of these orders are difficult to predict because the online market for health products is in its infancy. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could cause significant variations in our operating results from quarter to quarter and could result in substantial additional operating losses.

      Historical trends and quarter-to-quarter comparisons of our operating results are not good indicators of our future performance. In some future quarter or quarters, our operating results may be below the expectations of public market analysts or investors. In that event, the market price of our common stock may decline significantly.

Because we depend on third parties to provide content, reliable software, systems and related services, our business would be disrupted if any one of them terminates its relationship with us.

      We intend to continue to strategically license content for our Web site from third parties, including content that is integrated with internally developed content and used on our Web site to provide key services. These third-party content licenses may not be available to us on commercially reasonable terms in the future, and we may be unable to integrate third-party content with our own content. The inability to obtain any third-party content licenses could result in delays in site development or services until equivalent content can be identified, licensed and integrated. Any delays in site development or services could negatively impact our business and operating results.

      We currently license technologies and information incorporated into our Web site from third parties. As we continue to introduce new services, we may be required to license additional technology and information from others. We cannot assure you that these third-party technology and information licenses will continue to be available to us on commercially reasonable terms, if at all. Any failure to obtain any of these technology and information licenses could result in delays or reductions in the introduction of new features, functions or services and could negatively affect the performance of our existing services.

      We have also contracted with Oracle Corporation to assist in the integration and customization of our enterprise resource planning applications and provide other consulting services and have contracted with Level 3 Communications to host our system hardware. The failure of these third parties to provide these services could negatively affect the performance of our existing services until another third party that can provide similar services can be identified.

      Several of the third parties upon whom we depend for software, systems and related services have a limited operating history, have relatively immature technology and are themselves dependent on reliable delivery of services from others. As a result, our ability to deliver various services to our customers may be adversely affected by the failure of these third parties to provide reliable software, systems and related services to us.

We may not be able to compete successfully against current and future competitors.

      We compete in a market that is highly competitive and expect competition to intensify in the future. We currently or potentially compete with a variety of companies in several broad categories, including:

    .  chain drugstores such as CVS, Eckerd's, Rite Aid and Walgreen's;

    .  mass market retailers such as K Mart, Target and Wal-Mart;

    .  supermarkets such as Albertson's, Kroger, Safeway and Whole Foods
       Market;

    .  warehouse clubs such as Costco Wholesale;

    . online retailers of health products such as drugstore.com, MotherNature.com and PlanetRX.com;

    .  mail-order pharmacies such as Rx America;

    .  prescription benefits managers such as Express Scripts and Merck;

    . Internet portals and online service providers that feature shopping services such as America Online, Excite, Lycos and Yahoo!; and

    . cosmetics departments at major department stores such as Bloomingdale's, Macy's and Nordstrom.

      Many of our competitors have existed for a longer period, have greater financial and technical resources, have more established marketing relationships with leading manufacturers and advertisers or have secured a greater presence in distribution channels than we have. Some of these companies may also commence or expand their presence on the Internet. If we fail to attract and retain a large customer base and our competitors establish a more prominent market position relative to ours, our ability to grow will be inhibited. We also believe we may face a significant competitive challenge from alliances formed among our competitors. Some of these companies already have entered into strategic relationships with one another. The combined resources of these partnerships could pose a significant competitive challenge to us.

      We believe the principal factors that will draw customers to an online store include brand availability, selection, personalized services, confidentiality, convenience, price, accessibility, customer service, quality of search tools, quality of content and reliability and speed of fulfillment for products ordered. We will have no control over how successful our competitors are in addressing these factors. In addition, our online competitors can duplicate many of the products, services and content offered on our Web site. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share.

Limited insurance reimbursement coverage may reduce our ability to sell pharmacy products online, which would reduce our revenues.

      To obtain reimbursement on behalf of our customers for the prescription products that they purchased on our Web site, we need to enter into contracts with numerous insurance companies and pharmacy benefit managers, or PBMs. We currently only offer reimbursements through our alliance with PlusCare. Our ability to enter into contracts with insurance companies and PBMs is uncertain.

      Many of these companies are in the early stages of evaluating the impact of the Internet and online pharmacies on their businesses. These companies may delay their decisions to contract with online pharmacies or may decide to develop their own Internet capabilities that may compete with us. Additionally, many insurance companies have existing contracts with chain drugstores and PBMs that have announced their intentions to establish online pharmacies. Some insurance companies and PBMs will likely contract with only one or a limited number of online pharmacies. If our online competitors obtain these contracts and we do not, we would be at a competitive disadvantage.

      In addition, we must process each insurance application individually, which may raise the costs of processing prescription orders and delay our order processing time. If customers do not accept our online insurance coverage procedure, our business could be adversely affected.

Any errors in the filling or packaging of the prescription drugs we dispense may expose us to liability and negative publicity.

      Pharmacy errors relating to prescriptions, dosage and other aspects of the medication dispensing process can produce liability for us that our insurance may not cover. Because our prescription drug fulfillment provider, Medi-Mail, distributes pharmaceutical products directly to the consumer, this service is a very visible part of the medication distribution chain and may create risks of liability claims for us.

      Pharmacists are required by law to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information deemed significant by the pharmacists. Medi-Mail's pharmacists have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate these effects. This counseling is in part accomplished through Medi-Mail's e-mail system and inserts that are included with the prescription, which may increase the risk of miscommunication because the customer is not personally present or may not have provided all relevant information. We also post product information on our Web site. Providing information on pharmaceutical and other products creates the potential for claims to be made against us for negligence, personal injury, wrongful death, product liability, malpractice, invasion of privacy or other legal theories based on our product or service offerings. Our general liability insurance, which includes coverage for product liability and professional liability, may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

We may be unable to protect our Internet domain names, which are essential to our business.

      We currently hold the Internet domain name more.com, as well as various other related names. If we are unable to protect these domain names, our competitors could capitalize on our brand recognition. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names has changed and is subject to further change in the near future. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Also, third parties may be able to prevent us from continuing to use one or more of our domain names.

If we do not protect our intellectual property rights, unauthorized use and misappropriation of our technology could occur.

      We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. The legal protections upon which we rely afford only limited protection for our intellectual property and trade secrets. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our sales formats or obtain and use information that we regard as proprietary. Moreover, our means of protecting our proprietary rights may be inadequate, and our competitors could independently develop similar technology.

      We also cannot be certain that our technology does not or will not infringe upon valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

      In July 1999, we filed an application for a U.S. trademark registration of more.com. We may be unable to secure this registration. It is also possible that our competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term more.com. Any claim or customer confusion related to our trademark, or our failure to obtain trademark registration, would negatively affect our business.

      We are a defendant in a lawsuit commenced by More Online alleging, among other things, that our name more.com is confusingly similar to More Online's name. With this lawsuit, More Online is seeking to prevent us from using the name more and the URL www.more.com. Although we are vigorously defending this litigation, we cannot be certain that our defense will be successful. If we do not prevail in this litigation, we could be prevented from using the more.com name and be liable for monetary damages.

      Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and determine the validity and scope of our and others' proprietary rights. If third parties prepare and file applications in the United States that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, we may in the future sell our products internationally, and the laws of many countries do not protect our proprietary rights to the same extent as do the laws of the United States. Many countries have a first-to-file trademark registration system. As a result, we may be prevented from registering or using our trademarks in some countries if third parties have previously filed applications to register or have registered the same or similar trademarks.

We are exposed to risks associated with credit card fraud, which may reduce collections and discourage online transactions.

      Under current industry practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. To date, we have suffered minor losses as a result of orders placed with fraudulent credit card data. As we expand our online store to introduce higher priced, high margin products on our Web site, fraudulent credit card transactions involving these products could have a greater impact on our financial results, and we may incur more significant losses resulting from fraudulent activities. We do not carry insurance against this risk. If we fail to adequately control fraudulent credit card transactions, we may be subject to liability claims and our revenues and results of operations would be harmed.

We may be held liable if third parties misappropriate our users' personal information.

      If third parties were able to penetrate our network security or otherwise misappropriate our customers' personal information or credit card information, we could be subject to liability for:

    .  unauthorized purchases with credit card information;

    .  impersonation or other similar fraud claims; and

    . misuse of personal information such as for unauthorized marketing purposes.

      These types of claims could result in litigation. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Information and products displayed on, retrieved from or linked by our Web site may subject us to potential liability.

      Because we post product information and other content on our Web site, we face potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that we post. Similar claims have been brought, sometimes successfully, against Internet content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Also, we could face potential liability for product liability claims for products sold through our Web site. Although we maintain general liability insurance, our insurance may not cover claims of this type or may be insufficient to indemnify us for all liability that may be imposed. Any liability that is not covered by insurance or is in excess of insurance coverage could harm our business. We could also be subject to claims based upon the content accessible through links from our Web site to other Web sites.

We are exposed to potential liability associated with pricing errors of our products.

      We use a computerized process to determine the prices posted on our Web site of our health products as well as to implement any pricing changes. This computerized method may result in pricing errors that may subject us to significant litigation and costs in the future. We cannot assure you that a pricing error will not occur in the future. If a pricing error occurs in the future or if we fail to fulfill any orders resulting from the pricing error, we may be exposed to liability associated with the error. These types of claims have been brought against Internet retailers in the past. Any imposition of liability that is not covered by our insurance or is in excess of our insurance coverage could negatively impact our results of operations during the period in which the liability is incurred.

We are experiencing a period of significant growth, which places a substantial strain on our resources.

      We have experienced and may continue to experience rapid growth. From inception through December 31, 1999, we grew from 2 to 122 full-time employees. This growth has placed, and could continue to place, a significant strain on our managerial, financial and operational resources. To manage this growth, we will have to implement new operational and financial systems, procedures and controls. We will also need to train new employees and maintain close coordination among our product development, marketing and sales, and general and administrative organizations. These processes are time consuming and expensive, will increase management responsibility and will divert our management's attention. If we are unable to manage our growth effectively, our business could be adversely affected.

Our business operations could be disrupted if we are unable to hire, integrate or retain qualified personnel.

      We depend to a significant extent on the continued services of our senior management and other key individuals, particularly Donald M. Kendall, Jr., our Chief Executive Officer, Bradford S. Oberwager, our Chief Operating Officer, Laureen De Buono, our Chief Financial Officer and Clarence A. Felong, our Vice President of Technology. We have no employment or consulting agreements with these individuals, nor do we maintain key person life insurance for these individuals, other than with Mr. Oberwager. The loss of the services of any of these individuals or other key employees would likely have a significant detrimental effect on our business.

      In addition, our business depends in part on our ability to maintain superior customer service. If we are unable to attract and train adequate numbers of customer service personnel, our efforts to establish our brand may be harmed and our business results may be impaired. We will need to commit significant additional financial resources to attract and train customer service personnel in order to provide our customers with high quality customer service.

      Our future success depends on our continued ability to attract, retain and motivate highly skilled employees. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, there is significant competition for qualified employees in the Internet industry. As a result, we expect to incur increased salaries, benefits and recruiting expenses during 2000. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

If we are unable to successfully integrate acquisitions, our revenue growth and future profitability may be negatively impacted.

      If appropriate opportunities present themselves, we may attempt to acquire businesses, technologies, services or products that we believe are a strategic fit with our business. For example, we recently acquired Comfort Living, Inc. and are working to integrate its Web site, financial systems and distribution network with ours. This process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill.

Our business may be harmed if we are unable to obtain additional funding to expand our business.

      Various elements of our business and growth strategies, including our plans to broaden existing product lines, introduce new products and invest in infrastructure, will require additional capital. Our future liquidity and capital requirements will depend on numerous factors, including timing and amount of funds required for, or generated by, operations and success and duration of our expansion program.

      We cannot assure you that funds will be available on terms satisfactory to us when needed, if at all. If adequate funds are unavailable, we may be unable to develop or enhance our business or respond to competitive pressures or unanticipated events, any of which could have a material adverse effect on our business.

Systems failure or delay may cause interruption and disruption of our services.

      The performance of our server and networking hardware and software infrastructure is critical to our business, reputation and ability to attract users, advertisers and commerce providers to our Web site. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins and attacks or other similar disruptive problems could also adversely affect our Web site. Our business could be adversely affected if our systems were affected by any of these occurrences. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

      Our Web site and transaction processing systems must accommodate a high volume of traffic and deliver frequently updated information. Our Web site has in the past experienced slower response times, decreased traffic and service interruptions. While these occurrences have not had a material impact on our business, if system failures or slowdowns were sustained or repeated, our revenues and our reputation could be impaired. In addition, because we depend on Internet service providers and other online service providers to provide consumers with access to our Web site, we are limited in our ability to prevent system failures in the future. Many of these service providers have sustained significant outages unrelated to our systems in the past and may experience similar failures in the future, resulting in less traffic to our Web site, which could in turn impair our revenues.

If we do not successfully introduce and achieve market acceptance of new products and services, our revenue growth and future profitability would be negatively impacted.

      Our market is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of the Internet and intense competition in our industry exacerbate these market characteristics. To achieve our goals, we need to effectively integrate software programs and tools required to enhance and improve our product and service offerings and manage our business. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, these new products and services must meet the requirements of our current and prospective users and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our services or infrastructures to adapt to these changes.

Unanticipated year 2000 problems with our computer systems or the computer systems of our third-party providers could adversely affect our business.

      We have tested our current computer systems, and we believe, based on those tests, that our systems are year 2000 compliant. Our significant third-party providers have reported that their computer systems are also year 2000 compliant. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us or our third-party providers have been identified or corrected. We cannot assure you that we or our third-party providers will not experience latent problems relating to computer systems processing dates after January 1, 2000. We have not developed nor have we surveyed our third-party providers to assess whether they have developed any specific contingency plan to deal with latent year 2000 problems after January 1, 2000. We cannot assure you that we or our third-party providers will be able to resolve any latent year 2000 problem before significant losses are incurred.

                         Risks Relating to Our Industry

Governmental regulation of our business could require significant expenses, and failure to comply with certain regulations could result in civil and criminal penalties.

      Our business is subject to extensive federal, state and local regulations, many of which are specific to pharmacies and the sale of over-the-counter drugs. Violations of these regulations could result in various civil and criminal penalties, including suspension or revocation of our licenses or registrations, seizure of our inventory or monetary fines, any of which could adversely affect our operations.

      Our prescription drug fulfillment provider, Medi-Mail, is responsible for complying with federal and state laws relating to the licensing and regulation of the sale of prescription drugs, including controlled substances. Although we believe Medi-Mail has fulfilled those requirements for the jurisdictions in which we do business, these laws are complex and at times ambiguous, and there remains a risk that one or more jurisdictions could impose additional requirements on our operations.

      The U.S. House of Representatives Committee on Commerce and the General Accounting Office are currently investigating online pharmacies and online prescribing. We believe that any regulations resulting from the investigations will likely result in increased reporting and monitoring requirements, which could increase our expenses. Other legislation and regulations currently being considered at the federal and state level could affect our business, including legislation or regulations relating to confidentiality of patient records, electronic access and storage, as well as the inclusion of prescription drugs as a Medicare benefit. Compliance with new laws or regulations could increase our expenses.

      The Health Insurance Portability and Accountability Act of 1996 mandated the use of standard transactions, standard identifiers, security and other provisions by the year 2000. Regulations have been proposed to implement these requirements, and we are currently designing our applications to comply with the proposed regulations. Until these regulations become final, however, possible changes in these regulations could cause us to use additional resources and lead to delays as we revise our Web site and operations.

      The federal anti-kickback law prohibits the knowing and willful solicitation, offer, payment or receipt of any remuneration in return for referring an individual for healthcare services or supplies for which payment may be made under any federally funded health care program. Similar rules exist at the state level. The reach of these laws is very broad, and we could inadvertently violate these statutes. To the extent we or Medi-Mail engage in this type of activity, we or Medi-Mail may be subject to penalties for violation of these laws.

If a regulatory body alleges that we have engaged in the practice of medicine or pharmacy, we may be subject to significant liabilities.

      The practice of medicine requires licensing under applicable state law. We do not intend to practice medicine, and we have attempted to structure our Web site and our business to avoid violation of state medical licensing requirements. However, a state regulatory authority could at some time allege that some portion of our business violates these statutes. An allegation that we practice medicine could result in significant liabilities. Further, any liability based on a determination that we engaged in the unlawful practice of medicine may be excluded from coverage under the terms of our general liability insurance policy.

      The practice of pharmacy also involves professional licensing and compliance with related requirements. Our prescription drug fulfillment provider, Medi-Mail, is licensed in the jurisdictions in which we do business, and is responsible under our fulfillment agreement for conducting all pharmacy services, including processing incoming prescriptions, providing patient counseling and shipping prescription drug orders to our consumers. Nevertheless, a regulatory authority could at some future time allege that some portion of our activity violates licensing or other pharmacy requirements, and a determination that we violated these requirements could result in substantial liabilities or a need to restrict our pharmacy operations.

Government regulation and legal uncertainties could add costs to doing business on the Internet.

      Currently, few laws or regulations specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, product pricing and the characteristics and quality of products and services. Any new laws or regulations relating to the Internet could adversely affect our business. For example, the Telecommunications Act sought to prohibit transmitting various types of information and content over the Internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. It may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet.

      The Federal Trade Commission is considering the adoption of regulations regarding the collection and use of personal identifying information obtained from individuals, including children, when accessing Web sites. These developments could have an adverse affect on our ability to target product offerings and attract advertisers and would have a material adverse effect on our business and results of operations. We may become subject to a Federal Trade Commission investigation, and the Federal Trade Commission's regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from users.

Our revenue from operations could suffer if we are required to collect additional sales and other taxes in the future.

      We do not currently collect sales or other similar taxes for shipments of goods into states other than California and Pennsylvania. However, one or more additional states into which our products are sold may seek to impose sales tax collection obligations. In addition, any ongoing presence in states outside California or Pennsylvania could subject shipments into these states to state sales taxes under current or future laws. If one or more states successfully assert that we should collect sales or other taxes on the sale of merchandise, our business operating results could be negatively impacted.

We are dependent on the continued growth in the use of the Internet as a medium for commerce.

      Our business would be adversely affected if Internet usage does not continue to grow as a medium for commerce, particularly for purchases of health products. A number of factors may inhibit the development of Internet and commercial online services into a viable commercial marketplace, including:

    .  inadequate network infrastructure;

    .  security and privacy concerns;

    .  inconsistent quality of services and products;

    .  lack of availability of cost-effective, high-speed service;

    .  difficulties in delivery, exchange or return of products; and

    .  government regulation.

      If Internet usage continues to grow, the existing Internet infrastructure may not be able to support the demands placed on it by this growth, which may result in declining performance and reliability. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as the usage of our Web site, could grow more slowly or decline.

Increased e-commerce activities may be hindered by Internet security concerns, which could inhibit the growth of our business.

      The need to securely transmit confidential information over the Internet has been a significant barrier to e-commerce and communications over the Internet. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. To the extent that our activities or the activities of third-party contractors involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches and any failure to prevent security breaches may seriously harm our business and results of operations. We rely on encryption and authentication technology to provide the security and authentication necessary for secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms we use to protect customer transaction data. Any compromise of our security could seriously harm our reputation, as well as our business and results of operations.

      Concerns over the security of the Internet and other online transactions and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. Any compromise of our security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information.

                        Risks Relating to This Offering

An active trading market for our common stock may not develop and the trading price of our common stock may decline below the initial offering price.

      There is currently no public market for our common stock. The initial public offering price of our stock will be determined through negotiations between us and representatives of the underwriters, and may not reflect the price that will prevail in the open market. We cannot assure you that an active trading market for our common shares will develop or be sustained following the completion of this offering. Further, you may not be able to resell your shares at or above the initial public offering price.

The price of our common stock may be volatile, which may lead to losses by investors and subject us to securities litigation claims.

      The market price for our common stock could be highly volatile and could be subject to wide fluctuations in response to a number of factors, including:

    .  quarterly variations in operating results;

    .  investor perception about us and the e-commerce market in general;

    .  announcements of technological innovations;

    .  announcements of new products or services by us or our competitors;

    .  changes in financial estimates by securities analysts; and

    .  general economic and e-commerce market conditions.

      The common stock of many e-commerce companies has experienced significant fluctuations in trading price and volume. Often these fluctuations have been unrelated to operating performance. In the past, following periods of market volatility, security holders of these companies have instituted class action litigation. Class action litigation by security holders could be costly and divert management's attention, which could harm our business and results of operations. Declines in the trading price of our common stock could also harm employee morale and retention, our access to capital and other aspects of our business.

We have broad discretion in how we use the proceeds of this offering, and we may not use the proceeds effectively.

      Our management has broad discretion over the use of proceeds of this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would have preferred, or that we fail to maximize our return on the proceeds.

The substantial number of shares that will be eligible for sale in the near future may adversely affect the market price of our common stock, even if our business is doing well.

      Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. Our common stock sold in this offering will be eligible for immediate resale in the public market without restrictions. Shares of our common stock held by our existing stockholders may also be sold in the public market in the future pursuant to, and subject to the restrictions contained in Rule 144 under the Securities Act. After the offering, shares of our common stock will become available for resale in the public market as shown on the chart below.

                          Approximate Number
 Days after the Date of of Shares Eligible for
    this Prospectus          Future Sale                               Comment
 ---------------------- ---------------------- -------------------------------------------------------
 Upon effectiveness..                          Freely tradable shares sold in this offering
 180 days............                          Lock-up released; shares saleable under Rule 144,
                                               144(k) or 701

Provisions of our certificate of incorporation, bylaws and Delaware law could deter potential acquisition bids that a stockholder may believe are desirable, and the market price of our common stock may be lower as a result.

      Provisions of our certificate of incorporation, bylaws and other existing agreements may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

    . authorizing our board of directors to issue additional preferred stock;

    .  limiting the persons who can call special meetings of stockholders;

    .  prohibiting stockholder actions by written consent;

    .  prohibiting cumulative voting by stockholders;

    . creating a classified board of directors pursuant to which our directors areelected for staggered three-year terms;

    . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

    . limiting the ability of stockholders to remove directors without cause.

      Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. Further, some of our existing contracts may require a notice of assignment or give other parties the right to terminate the contract or take other action that could harm our business as a result of a change of ownership of our company.

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These forward-looking statements include statements about our:

    .  business strategy;

    .  expectations for future expansion of our Web site;

    .  anticipated growth in revenues from our various product offerings;

    .  uncertainty regarding our future operating results;

    . anticipated sources of funds, including the proceeds from this offering, to fund our operations for the 12 months following the date of this prospectus; and

    . plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

      All statements, other than statements of historical facts included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

                                USE OF PROCEEDS

      We estimate that we will receive net proceeds of $     from the sale of
the shares of common stock in this offering, assuming an initial public
offering price of $    per share and after deducting the underwriting discounts
and estimated offering expenses. If the underwriters' over-allotment option is
exercised in full, our net proceeds will be approximately $    .

      At this time, the principal purposes of this offering are to obtain additional capital and increase our financial flexibility. We presently intend to use the net proceeds of this offering as follows:

    . An estimated $35.0 million to $45.0 million may be used for marketing and sales activities, particularly advertising campaigns and promotions, to increase our brand recognition.

    . The remainder of the net proceeds will be used to fund operating losses, for additional working capital and for general corporate purposes including the introduction of new product categories, the expansion of existing product categories and the launch of new specialty stores within the more.com superstore.

      As of the date of this prospectus, we have not allocated any specific amount of the proceeds for the purposes listed above. The amounts actually expended for the purposes listed above will depend on a number of factors including the growth of our sales and customer base, the type of efforts we make to build our brand and competitive developments in e-commerce. As a result, we cannot specify with certainty the amounts that may be allocated to the particular uses of the net proceeds of this offering, and the amounts we actually spend could be outside of the ranges set forth above. Our management will have significant flexibility and discretion in applying the net proceeds of this offering. Pending any use, the net proceeds of this offering will be invested generally in short-term, investment grade, interest bearing securities.

      We may also use a portion of the net proceeds of this offering to invest in or acquire complementary businesses, services or technologies, or to enter into strategic marketing relationships with third parties. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of these businesses, services or technologies and strategic relationships. At this time, however, we do not have any present understandings, commitments or agreements with respect to any material acquisition.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 1999 on an actual, pro forma and pro forma as adjusted basis.

      The actual column reflects our capitalization as of December 31, 1999, without any adjustment to reflect subsequent events or anticipated events.

      The pro forma column gives effect to:

    . the conversion of all outstanding shares of preferred stock as of December 31, 1999 into 18,734,474 shares of common stock;

    . the issuance in January 2000 of 1,037,345 shares of Series D mandatorily redeemable convertible preferred stock for $5.0 million to Phar-Mor.com, Inc. and the conversion of those shares into the same number of shares of common stock;

    . the issuance of 3,399,991 shares of Series E mandatorily redeemable convertible preferred stock for $25.5 million issued in February 2000 and the conversion of those shares into the same number of shares of common stock; and

    . the issuance in February 2000 of 1,500,000 shares of common stock as part of the consideration for the acquisition of Comfort Living.

      The pro forma as adjusted column gives effect to the application of the
estimated net proceeds from the sale of      shares of common stock in this
offering, after deducting the underwriting discount and estimated offering expenses.

      This table should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                      December 31, 1999
                                               ---------------------------------
                                                                      Pro Forma
                                                Actual    Pro Forma  As Adjusted
                                               --------  ----------- -----------
                                                         (unaudited) (unaudited)
                                                    (amounts in thousands,
                                               except share and per share data)
Long-term obligations, less current portion..  $  1,376   $  1,376     $ 1,376
                                               --------   --------     -------
Mandatorily redeemable convertible preferred
 stock, issuable in series, $0.001 par value;
 19,287,638 shares authorized, 17,373,310
 shares issued and outstanding, actual;
 23,287,638 shares authorized, no shares
 issued and outstanding, pro forma and pro
 forma as adjusted...........................    58,064         --          --
                                               --------   --------     -------
  Stockholders' equity (deficit): Series A
   convertible preferred stock: $0.001 par
   value; 418,840 shares authorized, 398,109
   shares issued and outstanding, actual; no
   shares issued and outstanding, pro forma
   and pro forma as adjusted ................        10         --          --
  Common stock: $0.001 par value; 30,000,000
   shares authorized; 5,065,698 shares issued
   and outstanding, actual; 42,000,000 shares
   authorized; 29,737,508 shares issued and
   outstanding, pro forma; 42,000,000 shares
   authorized;     shares issued and
   outstanding, pro forma as adjusted (1)....         5         30
  Additional paid-in capital.................    16,698    120,147
  Deferred stock-based compensation..........   (4,624)     (4,624)     (4,624)
  Accumulated deficit........................   (39,854)   (39,854)    (39,854)
                                               --------   --------     -------
    Total stockholders' equity (deficit).....   (27,765)    75,699
                                               --------   --------     -------
      Total capitalization...................  $ 31,675   $ 77,075     $
                                               ========   ========     =======

                                                     See next page for footnote.

--------
(1) Excludes:

  . 3,261,345 shares issuable upon the exercise of options outstanding under our amended and restated 1998 stock option plan as of December 31, 1999 at a weighted average exercise price of $1.40 per share;

  . 4,000,000 shares of common stock reserved for issuance under our 2000 stock incentive plan and the 2000 non-employee director option program, which will become effective upon the effectiveness of this offering;

  . 2,000,000 shares of common stock available for issuance under our employee stock purchase plan, which will become effective upon the effectiveness of this offering;

  . warrants to purchase 20,731 shares of Series A convertible preferred stock at an exercise price of $1.64 per share. Adjusted for the 3-for-2 common stock split effected August 11, 1998, these warrants are convertible into 31,097 shares of our common stock at an exercise price of $1.09 per share; and

  . warrants to purchase 48,192 shares of Series C mandatorily redeemable convertible preferred stock at $1.66 per share that are convertible into 48,192 shares of our common stock.

                                    DILUTION

      Our pro forma net tangible book value as of December 31, 1999 was approximately $22.7 million, or approximately $0.96 per share of common stock. Pro forma net tangible book value per share represents the amount of tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into common stock.

      Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public
offering price of $     per share and after deduction of the estimated
underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 1999 would have
been approximately $    million, or      per share. This represents an
immediate increase in pro forma net tangible book value of     per share to
existing stockholders and an immediate dilution in pro forma net tangible book
value of      per share to purchasers of common stock in this offering.

Assumed initial public offering price per share....................       $
  Pro forma net tangible book value per share before offering...... $0.96
  Increase per share attributable to new investors.................
                                                                    -----
Pro forma net tangible book value per share after the offering.....
                                                                          -----
Net tangible book value dilution per share to new investors........       $
                                                                          =====

      The following table sets forth on a pro forma basis as of December 31, 1999 the total consideration paid and the average price per share paid by our existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable
by us at an assumed initial public offering price of     per share.

                           Shares Purchased  Total Consideration
                          ------------------ ------------------- Average Price
                            Number   Percent   Amount    Percent   Per Share
                          ---------- ------- ----------- ------- -------------
Existing stockholders.... 23,800,172       % $65,390,683       %     $2.75
Series D preferred
 stockholders............  1,037,345           5,000,000              4.82
Series E preferred
 stockholders............  3,399,991          25,499,933              7.50
Common stock issued in
 acquisition.............  1,500,000          14,850,000              9.90
New investors............
                          ----------  -----  -----------  -----      -----
  Total..................             100.0% $            100.0%
                          ==========  =====  ===========  =====      =====

      Simultaneous with the close of this offering, we will convert an additional 1,037,345 shares of Series D preferred stock that were issued subsequent to December 31, 1999. We will also convert 3,399,991 shares of Series E preferred stock that were also issued subsequent to December 31, 1999. These preferred shares will convert to common shares on a one for one basis.

      The above table reflects the issuance in February 2000 of 1,500,000 shares of common stock as part of the consideration for the acquisition of Comfort Living, Inc.

      This table assumes that no options or warrants were exercised after December 31, 1999. As of December 31, 1999, there were outstanding options to purchase a total of 3,261,345 shares of common stock at a weighted average exercise price of approximately $1.40 per share, 119,740 shares of common stock reserved for issuance under our amended and restated 1998 stock option plan and 79,289 shares of common stock on an as converted basis issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.44 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this prospectus. The balance sheet data as of December 31, 1998 and 1999 and the statements of operations for the period from January 9, 1998 (inception) through December 31, 1998 and for the year ended December 31, 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

                                                   Period from
                                                 January 9, 1998
                                                 (inception) to    Year ended
                                                  December 31,    December 31,
                                                      1998            1999
                                                 --------------- --------------
                                                   (in thousands, except per
                                                          share data)
Net revenues....................................    $     99        $  2,923
Cost of net revenues(1).........................         143           3,753
                                                    --------        --------
  Gross profit (loss)...........................         (44)           (830)
                                                    --------        --------
Operating expenses:
  Marketing and sales(2)........................       2,613          20,480
  Product development(3)........................       1,387           3,254
  General and administrative(4).................         788           5,187
  Amortization of deferred stock-based
   compensation.................................         404           5,061
                                                    --------        --------
Total operating expenses........................       5,192          33,982
                                                    --------        --------
Operating loss..................................      (5,236)        (34,812)
Other income (expense):
  Interest income...............................         107             482
  Interest expense..............................         (40)           (355)
                                                    --------        --------
Net loss........................................    $ (5,169)       $(34,685)
                                                    ========        ========
Accretion of discount on mandatorily redeemable
 convertible preferred stock....................        (101)         (1,597)
                                                    --------        --------
Net loss available to common stockholders.......    $ (5,270)       $(36,282)
                                                    ========        ========
Basic and diluted net loss per share............    $  (5.90)       $ (15.74)
Pro forma basic and diluted net loss per share
 (unaudited)....................................                    $  (2.68)
Weighted average shares outstanding used to
 compute basic and diluted net loss per share...         893           2,305
Weighted average shares outstanding used to
 compute pro forma basic and diluted net loss
 per share (unaudited)..........................                      13,556
                                                       December 31, 1999
                                                 ------------------------------
                                                     Actual       As Adjusted
                                                 --------------- --------------
                                                                  (unaudited)
                                                         (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents.......................    $ 24,655        $
Working capital.................................      17,576
Total assets....................................      40,161
Borrowings under lines of credit, less current
 portion........................................       1,376           1,376
Mandatorily redeemable convertible preferred
 stock..........................................      58,064              --
Total stockholders' equity (deficit)............     (27,765)

--------
(1) Excludes stock-based compensation charges of $11 in 1998 and $31 in 1999.
(2) Excludes stock-based compensation charges of $93 in 1998 and $1,619 in 1999.
(3) Excludes stock-based compensation charges of $39 in 1998 and $1,986 in 1999.
(4) Excludes stock-based compensation charges of $261 in 1998 and $1,425 in 1999.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read together with our selected consolidated financial data and the consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

      more.com is a leading online health superstore that currently offers its customers more than 45,000 SKUs in a variety of health product categories at everyday low prices. Our online health superstore contains over-the-counter medicine products, health and beauty aids, vision care products, nutritional supplements, baby products, prescription medications and other health products. We were formed as a California limited liability company in January 1998 under the name Nutrition Direct, LLC. We changed our name to GreenTree Nutrition, LLC in March 1998, and we incorporated in Delaware as GreenTree Nutrition, Inc. in May 1998. In June 1999, we changed our name to more.com, Inc. From our inception in January 1998 through May 1998, we had no sales and our operating activities related primarily to the planning and development of our original Web site, www.greentree.com, which offered vitamins and nutritional supplements. Since the opening of our more.com store in August 1999, we have expanded our infrastructure and focused on expanding distributor and vendor relationships, attracting customers to our Web site, building our brand and establishing customer service operations.

      In November 1998, we acquired the assets of Acumin Corporation, a manufacturer and online retailer of personalized vitamins. In addition, in December 1999, we acquired Clearly Contacts Lenses, Inc., an online store selling contact lenses. In February 2000, we acquired Comfort Living, Inc., an online store specializing in products for personal care and comfort, back care and pain reduction, baby care and maternity and allergy control.

      We derive revenues principally from the sale of products and, to a lesser extent, from paid advertisements on our Web site. We recognize product revenue upon shipment of products. Product revenues are net of discounts, coupon redemptions, estimated sales returns and bad debts. Shipping charges are included in product revenues. We recognize revenue from advertising sales ratably over the term of the advertising campaigns.

      We have employed a business model that includes outsourcing the majority of our infrastructure to third-party distribution and fulfillment providers. Through this model, we capitalize on the cost efficiencies achieved by these third-party providers and minimize our infrastructure and operating expenses, enabling us to pass significant savings on to our customers. Additionally, by aligning with third-party providers for distribution and fulfillment, we can use their significant inventories and distribution capabilities to offer a broader selection of products at lower costs than traditional brick and mortar retailers. For all product sales transactions with our customers, we act as a principal, take title to all products sold upon shipment, bear credit risk and bear inventory risk of loss for returned products that are not eligible to be returned to suppliers. These risks are mitigated somewhat through arrangements with credit card processors and shippers.

      For the year ended December 31, 1999, our product sales, including shipping, accounted for 86.2% of our net revenues. The remainder of our net revenues for the year ended December 31, 1999, were derived primarily from advertising. For the period ended December 31, 1998, all of our net revenues came from product sales.

      From the launch of the more.com Web site on August 17, 1999 to January 26, 2000, we engaged in a charter customer promotion in which we offered seven different product SKUs for $1.00 each along with guaranteed prices and free shipping during future purchases. The promotion allows charter customers to purchase those product SKUs that they purchased during the promotion period forever, at the prices that prevailed during the promotion period, as long as they purchase each product SKU at least once per year and subject to various other terms and conditions. The promotion also allows charter customers to receive free shipping with future purchases, as long as each purchase includes at least one product SKU that was purchased during the promotion period. The purpose of the promotion was to drive traffic to our Web site, encourage frequent repeat purchases and retain customers. As of December 31, 1999, there were more than 57,000 charter customers as a result of this promotion. Net revenues from the purchase of the $1.00 promotional items during the year ended December 31, 1999 were $48,000, with an aggregate negative gross profit of ($226,000). The negative gross profit includes both the cost of goods sold as well as the associated shipping costs.

      Although we experienced increases in product revenues, total number of orders and customer accounts as a result of the charter member promotion and the $1.00 days promotion, our average order size, including $1.00 promotion items, declined from $30.88 in October 1999 to $10.91 in December 1999, and the average number of products purchased per order decreased from 6.0 to 3.9 during the same period. However, excluding $1.00 promotion items, in December 1999 our average order size was $31.42 and the average number of products purchased per order increased to 6.8.

      We have recorded a liability of $1.7 million for estimated future losses attributable to the charter customer promotion through December 31, 1999. We also deferred revenue of $120,000 during the year ended December 31, 1999, which represents the estimated value of this promotion to charter customers. The deferred revenue will be amortized into revenue over an estimated life of the benefit to the customer of five years. These amounts were determined based on our historical records of charter customer transactions, third party industry data on comparable product life cycles, third party industry data on consumer purchasing patterns for products sold by us, estimated inflation rates and the terms and conditions of the charter customer promotion. We will continue to assess our exposure to loss from this program and adjust our reserves as necessary.

      We have incurred significant losses since our inception and our cost of sales and operating expenses have increased dramatically. This trend reflects the costs associated with our formation as a company, as well as our increased efforts to promote the more.com brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure and develop and expand our Web site and related transaction-processing systems. We intend to continue to invest heavily in building out our Web site and our specialty stores within our Web site and acquiring and developing complementary businesses, technologies and strategic alliances. We believe that we will continue to incur substantial operating losses for the foreseeable future. Although we have experienced significant revenue growth in recent periods, this growth may not be sustainable, and we may never achieve profitability.

Results of Operations

      In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results, including our negative gross margin and operating expenses as a percentage of our net revenues, should not be relied upon as an indication of our future performance.

Period from January 9, 1998 (inception) through December 31, 1998 and the Year Ended December 31, 1999

Net Revenues

      Net revenues consist of product sales, which are net of discounts, coupon redemptions, estimated sales returns and bad debts, advertising revenue and customer shipping charges. During 1999, the majority of our net revenues were derived from product sales. Net revenues increased from $99,000 for the period ended December 31, 1998 to $2.9 million for the year ended December 31, 1999. This increase was predominantly driven by increased product sales that resulted from a broader product selection, significant growth in our customer base, repeat purchases from our existing customers and $400,000 in advertising revenue. This increase in product sales also resulted from the expansion of our Web site and the addition of our Acumins specialty store in November 1998. The acquisition of our Clearly Contacts specialty store in December 1999 did not have a significant impact on 1999 results. Sales returns and bad debts for the period ended December 31, 1998 and the year ended December 31, 1999 were insignificant.

Cost of Net Revenues

      Cost of net revenues consists primarily of the cost of products sold and related shipping cost. Cost of net revenues increased from $143,000 for the period ended December 31, 1998 to $3.8 million for the year ended December 31, 1999 as a result of the significant increase in our net revenues. Gross profit margin improved from (44.4)% for the period ended December 31, 1998 to (28.4)% for the year ended December 31, 1999. The improvement in gross profit margin resulted from changes in our cost structure for shipping functions and increased sales volume. This improvement was also the result of gross profit derived from higher margin advertising revenue. While we plan to increase gross margin in the future by employing more selective pricing and merchandising strategies, increasing advertising revenues and emphasizing the sale of higher margin products, we may not be able to improve our profit margins.

Marketing and Sales Expenses

      Marketing and sales expenses consist primarily of advertising and promotional expenses, as well as fulfillment fees, credit card processing fees, outsourced customer service fees, affiliate commissions and payroll associated with our advertising, marketing and customer service personnel. Marketing and sales expenses increased from $2.6 million for the period ended December 31, 1998 to $20.5 million for the year ended December 31, 1999. This increase was primarily attributable to increased fulfillment expenses due to increased sales volume, credit card processing fees associated with increased product sales, the provision for estimated losses associated with the charter customer promotion and the expansion of our online and offline advertising campaigns. In addition, beginning with the launch of our Web site in August 1999, we experienced higher customer service costs as a result of an increase in the overall number of customers. The increase in our marketing and sales expense was also due, to a lesser extent, to increased personnel and related expenses required to implement our marketing strategy as well as the amortization of deferred fulfillment costs associated with the issuance of common stock to Bergen Brunswig Drug Company, one of our fulfillment providers. We intend to continue to pursue an aggressive branding and marketing campaign and, therefore, expect marketing and sales expenses to continue to increase significantly in future periods.

Product Development Expenses

      Product development expenses consist primarily of personnel and other expenses associated with maintaining our Web site. They also consist of related facilities costs and depreciation and amortization of capitalized Web site development and enhancement costs, purchased software and computer equipment. Product development expenses increased from $1.4 million for the period ended December 31, 1998 to $3.3 million for the year ended December 31, 1999. This increase was primarily attributable to increased staffing in our information systems, product management, Web site maintenance and content groups. The increase was also attributable to the increased depreciation of capitalized costs related to developing and enhancing the features and functionality of our online health superstore and transaction-processing systems and telecommunications infrastructure. Maintenance of information technology and telecommunications infrastructure is expensed as incurred.

General and Administrative Expenses

      General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, facilities expenses, professional fees, amortization of intangible assets and other general corporate expenses. General and administrative expenses increased from $788,000 for the period ended December 31, 1998 to $5.2 million for the year ended December 31, 1999. This increase was primarily attributable to additional administrative personnel, increased professional fees, increased amortization of intangible assets associated with the acquisitions of Acumin Corporation and Clearly Contacts, expanded facilities and increased general corporate expenses attributable to the growth in our business. We expect general and administrative expenses to continue to increase as we expand our sales, increase our staff and incur additional costs related to the growth of our business and our operations as a public company.

Amortization of Deferred Stock-Based Compensation

      Deferred stock-based compensation represents the difference between the exercise price of stock option grants and the deemed fair value of our stock at the time of the grants. These amounts are amortized over the vesting period for the grants, which is typically four years. Amortization of deferred stock-based compensation increased from $404,000 for the period ended December 31, 1998 to $5.1 million for the year ended December 31, 1999. This increase was attributable to the grant of stock options to new employees as well as the increase in the difference between the grant price and the deemed fair market value of our common stock. At December 31, 1999, we had approximately $4.6 million in deferred stock-based compensation that will be amortized through December 2003.

      We expect to record additional deferred stock-based compensation for the first quarter ended March 31, 2000 and future quarters related to stock grants, the actual amount of which will depend on the number of options granted during such quarter and their exercise prices.

      From the period from January 9, 1998 (inception) to December 31, 1998, approximately $11,000 of stock-based compensation charges are excluded from the cost of net revenues, approximately $93,000 of stock-based compensation charges are excluded from marketing and sales expenses, approximately $39,000 of stock-based compensation charges are excluded from product development expenses and approximately $261,000 of stock-based compensation charges are excluded from general and administrative expenses.

      For the year ended December 31, 1999, approximately $31,000 of stock-based compensation charges are excluded from the cost of net revenues, approximately $1.6 million of stock-based compensation charges are excluded from marketing and sales expenses, approximately $2.0 million of stock-based compensation charges are excluded form product development expenses and approximately $1.4 million of stock-based compensation charges are excluded from general and administrative expenses.

Interest Income (Expense)

      Net interest income (expense) increased from $67,000 for the period ended December 31, 1998 to $127,000 for the year ended December 31, 1999. This increase was largely due to a higher average investment balance due to issuances of preferred stock in October 1998 and October 1999.

Net Loss

      Our net loss increased from $5.2 million for the period ended December 31, 1998 to $34.7 million for the year ended December 31, 1999. This increase in net loss was due to increased losses on product sales, increased operating expenses, including an increase in amortization of goodwill, and deferred stock-based compensation.

Quarterly Results of Operations

      The following table presents unaudited quarterly results of operations in dollars, for the year ended December 31, 1999. This information has been derived from and prepared by us on a basis consistent with our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented.

                                                 Three Months Ended
                                         --------------------------------------
                                         Mar. 31,  June 30,  Sep. 30,  Dec. 31,
                                           1999      1999      1999      1999
                                         --------  --------  --------  --------
                                                     (unaudited)
                                               (amounts in thousands)
Statements of Operations Data:
Net revenues............................ $    162  $    260  $   666   $  1,835
Cost of net revenues....................      206       323      756      2,468
                                         --------  --------  -------   --------
  Gross profit (loss)...................      (44)      (63)     (90)      (633)
                                         --------  --------  -------   --------
Operating expenses:
  Marketing and sales...................    1,030     1,888    7,724      9,838
  Product development...................      620     1,010      101      1,523
  General and administrative............      752       866    1,284      2,285
  Amortization of deferred stock-based
   compensation.........................       87       458      560      3,956
                                         --------  --------  -------   --------
    Total operating expenses............    2,489     4,222    9,669     17,602
                                         --------  --------  -------   --------
Operating loss..........................   (2,533)   (4,285)  (9,759)   (18,235)
  Interest income.......................       89        57       34        302
  Interest expense......................      (14)      (12)    (182)      (147)
                                         --------  --------  -------   --------
Net loss................................ $ (2,458) $ (4,240) $(9,907)  $(18,080)
                                         ========  ========  =======   ========

      Our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control.

Liquidity and Capital Resources

      Due to our business model, we have generally operated with limited working capital. Most of our customers pay for their purchases by credit cards over the Internet, and as a result, we typically receive payment for shipments within one to four business days of product shipment. Additionally, we rely on our distribution and fulfillment providers to manage inventory. We typically pay our distributors within seven days after the products have been shipped. As a result of these factors, our business does not experience the level of capital requirements faced by traditional brick and mortar retailers who must maintain large inventories.

      Since our inception, we have financed our operations primarily through private sales of our equity securities, and to a lesser extent, debt from financial institutions and vendors. Cash used in operating activities was $4.0 million for the period ended December 31, 1998 and $22.0 million for the year ended December 31, 1999. Cash used in operating activities in 1998 and 1999 was primarily attributable to the development and launch of our Web site, the expansion of our infrastructure, our marketing campaigns and operations. Cash used in investing activities was $2.1 million for the period ended December 31, 1998 and $5.5 million for the year ended December 31, 1999. Cash used in investing activities was primarily attributable to purchases of fixed assets and to a lesser extent, the acquisition of Clearly Contacts, the purchase of customer lists from VitaSave and the purchase of the more.com domain name. Cash provided by financing activities was $14.6 million for the period ended December 31, 1998 and $43.6 million for the year ended December 31, 1999. We anticipate that we will have negative cash flows for the foreseeable future. We also currently anticipate that we will invest approximately $6.0 to $8.0 million in capital expenditures over the next 12 months to expand our infrastructure. These expenditures will include computer hardware and enhancements to our Web site to improve functionality and navigation, incorporating features that are intended to improve the customer shopping experience and the scalability and performance of our Web site. We expect to fund most of these expenditures with debt financing. Currently, we are negotiating with a financial institution for a $6.0 million term loan to be collateralized by future equipment purchases.

      In January 2000, we entered into a strategic marketing arrangement and issued 1,037,345 shares of Series D mandatorily redeemable convertible preferred stock at $4.82 per share resulting in net cash proceeds of $5.0 million. Given the timing between this issuance and our public offering, the difference between the value of our common stock and the issuance price of $4.82 per share represents a deemed discount on the mandatorily redeemable convertible preferred stock that will be accounted for as deferred marketing costs and amortized to marketing and sales over the five year term of the arrangement.

      Upon the closing of this offering, all outstanding shares of Series E mandatorily redeemable convertible preferred stock will be converted on a one-for-one basis into shares of our common stock. For the quarter ending March 31, 2000, we will record a non-cash preferred stock dividend to reflect the beneficial conversion feature as a result of the difference between the issuance price of the Series E mandatorily redeemable convertible preferred stock and the midpoint of the assumed initial price range of the common stock in this offering.

      In February 2000 we acquired Comfort Living, Inc. for $2.5 million cash and 1,500,000 shares of our common stock.

      We believe that the net proceeds from this offering, along with the proceeds of our Series D and Series E convertible preferred stock financings, will be sufficient to satisfy our working capital requirements through the next 12 months. Even if additional funds are not required, we may seek additional equity or debt financing. We may not be able to obtain additional funds on acceptable terms, if at all.

Recent Accounting Pronouncements

      In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. We adopted SOP 98-1 on January 1, 1999. Adoption did not have a material effect on our consolidated financial position or results of operations.

      In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. We adopted SOP 98-5 on January 1, 1999. Adoption did not have a material effect on our consolidated financial position or results of operations.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133, as amended by FAS 137, is effective for fiscal years beginning after June 15, 2000. FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss) depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction involved. We do not expect that adoption of FAS 133 will have a material impact on our consolidated financial position or results of operations as we do not currently hold any derivative financial instruments.

Year 2000 Compliance

      We are aware of year 2000 compliance issues and problems relating to hardware and software systems incorrectly distinguishing 21st century dates from 20th century dates. Year 2000 issues could affect both our products and services as well as the hardware and software systems used, operated or maintained by us. To date, we have not experienced any year 2000 problems relating to our hardware or software systems or operations.

      We have completed our year 2000 compliance review. We conducted a full review of our systems and infrastructure and believe that our internal infrastructure, including our non-information technology systems, is year 2000 compliant. We obtained assurances from our primary vendors from whom we purchase hardware and software products, as well as from our distributors and fulfillment providers who provide and distribute the health products we sell on our Web site, that they are year 2000 compliant. Based on our internal tests and the representations of our primary vendors, distributors and fulfillment providers, we do not believe we will incur material losses relating to the upgrade or replacement of our or their systems and infrastructure.

      To date, our expenses in connection with identifying and addressing year 2000 compliance issues have been approximately $17,000. These expenses were generally related to the operation costs associated with time spent by our employees in the evaluation process and year 2000 compliance in general. We cannot assure you that our total costs will be limited to these amounts. We could incur additional costs in addressing any latent year 2000 issues, which could have a material adverse affect on our business.

      We believe we have identified and resolved all year 2000 problems that could materially adversely affect our business. We do not anticipate material year 2000 compliance costs in the future. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected, and we cannot accurately predict the extent to which latent year 2000 problem-related failures may affect us. In the event we discover latent year 2000 problems in our hardware and software systems or those of our primary vendors, distributors and fulfillment providers, we will attempt to resolve these problems by making appropriate modifications on a timely basis. However, we have no other contingency plan nor have we surveyed our primary vendors, distributors and fulfillment providers to assess whether they have developed any specific contingency plan to address the effect of any latent year 2000 problems. We cannot assure you that we or our primary vendors, distributors and fulfillment providers will be able to resolve any latent year 2000 problem before significant losses are incurred.

                                    BUSINESS

Overview

      more.com is a leading online health superstore that currently offers its customers more than 45,000 SKUs in a variety of health product categories at everyday low prices. In addition to a large selection of the most popular health products, we also offer additional products through our specialty stores, or stores within the more.com superstore, including Acumins for nutritional supplements, GreenTree for natural products, Clearly Contacts for vision products, Comfort Living for baby, back and healthy home products and Pharmacy for prescription drugs. We designed our Web site with an intuitive, easy-to-use shopping interface that enables our customers to quickly find and purchase the products they need in our online health superstore. To offer this wide selection of products at everyday low prices while minimizing our operating costs, we have adopted a business model in which we outsource the majority of our operating infrastructure so that we can focus on our customers' shopping experience and easily add new products and specialty stores. Through our distribution and fulfillment providers, we will have the opportunity to offer more than 300,000 SKUs. As of December 31, 1999, we have sold our health products to more than 57,000 customers.

Industry Background

The Growth of the Internet and E-Commerce

      The Internet has emerged as a significant interactive medium for worldwide communication, instant access to information and e-commerce. International Data Corporation estimates that the number of Internet users worldwide will increase from more than 212 million at the end of 1999 to more than 510 million by the end of 2003. The unique characteristics of the Internet have created a number of advantages for online retailers and have dramatically affected the manner in which companies market and sell goods and services. In contrast to traditional brick and mortar retailers, the Internet allows online retailers to offer a broad and evolving selection of merchandise to consumers worldwide, while enabling consumers to shop at their convenience without leaving their homes or offices.

      Increasing numbers of consumers are engaging in e-commerce as online retailers take advantage of technological improvements associated with the Internet that allow the integration of product information, intelligent product recommendations and near real-time customer service. This integration enables online consumers to easily search for product information and make informed purchase decisions. International Data Corporation estimates that the number of customers making purchases on the Internet will grow from 48 million in 1999 to 183 million in 2003. As a result, International Data Corporation predicts the total value of goods and services purchased annually by consumers from businesses over the Internet will increase from approximately $31.0 billion in 1999 to approximately $177.7 billion in 2003.

      The Internet has also become a compelling medium for advertisers. Online retailers can obtain demographic and behavioral data about customers in real time, increasing opportunities for targeted marketing and personalized services that improve the conversion of shoppers to buyers at the point of sale. The Internet allows advertisers to cost effectively interact with specific customer groups to determine the effectiveness of targeted advertising campaigns. These methods generally are not economically viable using traditional media. Forrester Research estimates that the amount of Internet advertising worldwide will grow from approximately $3.3 billion in 1999 to approximately $33.1 billion by 2004.

The Health Product Market

      Healthcare is one of the largest sectors of the U.S. economy, representing approximately 14% of the gross domestic product or over $1.0 trillion in annual spending. Furthermore, the purchase of health products is typically less sensitive to fluctuations in the economy because people place a high priority on their health and well being. This sector is expected to become even more important to the U.S. economy as people live longer and healthier lives. The U.S. Bureau of Census expects the population over the age of 45 to increase from 94 million in 1999 to 118 million by 2010. As a result, the market for health products is expected to grow dramatically. Forrester estimates that e-commerce transactions over the Internet for health products will grow from $440 million in 1999 to $11.0 billion in 2003. Health product categories in the consumer health product market include the following:

    . Medicine chest--over-the-counter medicine products such as allergy and sinus products, cough and cold remedies, digestive aids, pain and fever relief products, sleep aids and stimulants and smoking cessation products;

    . Face and body care--health and beauty aids such as bath and skin care products, eye and ear care, feminine hygiene, foot care, hair care, oral care, sex and contraception products, shaving products and deodorants;

    . Vision care--contact lenses, contact lens products and prescription and non-prescription eyewear;

    . Nutrition and wellness--supplements used to promote health and well being such as vitamins, minerals, herbs, homeopathic remedies and wellness teas;

    . Baby--consumable and durable baby products such as diapers, wipes, infant formulas, strollers, car seats and nursing supplies;

    . Healthy environment--products used primarily in the home to improve air quality, comfort or the overall environment such as products for allergy sufferers, air purifiers and humidifiers, water filters and ergonomic supplies and furniture;

    . Home healthcare--typically special-use or hard-to-find products designed for use in the home by people with particular assisted living and healthcare needs such as crutches, wheelchairs, shower rails, convalescent bathroom aids, walkers, canes, electric scooters and ergonomic supports;

    . Cosmetics--products that promote personal beauty such as makeup, fragrances and other high-end beauty products;

    . Diet and fitness--weight loss and weight management products, sports nutrition products, personal fitness equipment and accessories of all kinds, as well as products people consume to promote their overall health;

    . Medical supplies--medical diagnostic kits such as home pregnancy tests and HIV tests, and medical supplies such as glucose strips for diabetics; and

    . Pharmacy--prescription medications for both chronic and acute conditions.

The Online Health Superstore Market Opportunity

      Health products are ideally suited for e-commerce, and consumers can enjoy numerous benefits by purchasing these products over the Internet. Those particular attributes of health products and the health product market that make the Internet an ideal mechanism for their purchase include:

      Wide Variety of Products for a Wide Variety of Health Needs. Due to shelf space limitations, traditional health product retailers typically carry only a small fraction of these products. In contrast, online retailers do not face these same space limitations. The addition of new products to an online store and to the online retailer's distribution network is much less costly than it is for traditional brick and mortar retailers. As a result, consumers are more likely to find the products they need in stock at an online store.

      Recurring Product Purchases. Many health products are consumable necessities that require frequent repurchase by customers. Online health product retailers can use technology to track a customer's frequent and recurring purchases of consumable items and can customize product offerings to support the repeat purchasing habits of customers.

      Rapidly Changing Product Requirements. Health product needs of consumers may vary for many reasons and can fluctuate by season or geography. Health product manufacturers continuously seek new ways to gain an advantage over their competitors to meet these needs. Traditional brick and mortar health product retailers are typically less able to change the format of their stores to meet changes in supply and demand, and due to geographic limitations they cannot easily span large geographic areas. The limited space available in a traditional brick and mortar retail store constrains merchandising flexibility. In addition, traditional brick and mortar retailers must make significant investments in inventory that may become outdated. Online health product retailers can easily overcome these limitations by providing a single location where customers can purchase all their health products and changing their Web sites to meet the evolving demands of customers and manufacturers.

      Information Intensive Nature of Health Products. Health products generally are information intensive, as the government and consumers require a great deal of information regarding each product's use, potential side effects and ingredients. Historically, healthcare information has been tightly controlled or difficult to access or locate. More recently, consumers and healthcare professionals have begun to openly debate the attributes and benefits of different health products, placing more information demands on health product retailers. Traditional brick and mortar retailers face challenges in hiring, training and maintaining knowledgeable sales staff. The Internet has enabled consumers to gain more control over their own care by providing easier access to health product information and improving communication between people with similar health issues and interests. Online health product retailers have the ability to provide consumers with a trusted source for healthcare information and can personalize this information to each customer's unique interests. In addition, online health product retailers' sales staffs can more easily communicate with a larger number of customers using the Internet.

      Consumer Privacy Requirements. Many health product purchases can make a customer uncomfortable because they can reveal very personal information about the purchaser. Customers may be unwilling to ask store employees questions regarding these products to avoid embarrassment. As a result, the customer may purchase the incorrect product or avoid purchasing the product altogether. The Internet allows Web users to shop privately for personal products and ask questions about these products without embarrassment.

      While some online retailers offer health products, we believe that none has fully met the broad needs of consumers. In particular, we believe that consumers are seeking a single, trusted online store where they can find all the health products they need, including hard to find or specialized health products. We believe consumers want a health superstore that is electronically personalized to their unique health product needs and that enables them to quickly make recurring health product purchases.

The more.com Solution

      more.com is a leading online health superstore that currently offers its customers more than 45,000 SKUs in a variety of health product categories at everyday low prices. Our online health superstore contains over-the-counter medicine products, health and beauty aids, vision care products, nutritional supplements, baby products, prescription medications and other health products. Customers want to reduce their shopping time and increase the likelihood of finding exactly what they want, no matter how specialized their need. We satisfy this desire by providing a convenient, easy-to-use Internet shopping experience that simplifies the purchase of health products and access to expert information. For those customers with special health needs, we currently offer five distinct specialty stores that are built around product categories, including Acumins, GreenTree, Clearly Contacts, Comfort Living and Pharmacy. As a result, our customers can shop for their daily necessities more efficiently, conveniently and economically than traditional brick and mortar retailers. We can provide these shopping advantages while maintaining competitive prices because we operate based on a business model in which we outsource the majority of our operating infrastructure, such as distribution and fulfillment of product orders, to third-party providers. The key elements of our solution include:

      Broad product selection. In terms of both product breadth and depth, we believe we offer the largest selection of health products for sale directly to consumers. We currently offer more than 45,000 SKUs and have access to over 300,000 health product SKUs through alliances with third-party providers. We believe this is significantly more than the selection of traditional brick and mortar drugstores. Because we outsource the majority of our operating infrastructure, we can make adjustments quickly within existing product lines and add new product categories or specialty stores easily and rapidly without significant capital investment.

      Superior convenience. Our online health superstore provides customers with an intuitive, easy-to-use shopping interface that is available 24 hours a day, seven days a week and may be reached anywhere that customers can access the Internet. Our customers can quickly and privately find the products they are looking for using our fast, intuitive search technology and proprietary QuickShop(TM) process, which allows customers to choose from more than 2,000 of the most popular SKUs in the 50 most popular product categories sold in our store. Additionally, we allow customers to search for and compare products based on attributes they find important such as price or significant features, and personalize their experience in our online health superstore by creating shopping lists to simplify the process of making recurring purchases. We believe that the enhanced functionality of our Web site greatly improves the overall customer experience and encourages repeat purchases.

      Competitive pricing. We attempt to offer the lowest prices among online retailers for the most commonly purchased items in our online health superstore. For the remainder of products we sell, we offer our customers value-based pricing. To ensure that we offer low prices in comparison with other online stores, we frequently review ACNielsen reports that rank the top selling health products. We then use specialized third-party software to track the online prices for those products each week and set our prices at or below those of online competitors. Additionally, we strive to set our prices 20% below those of traditional brick and mortar retailers by consistently monitoring pricing data supplied by our distribution and fulfillment providers.

      Information focused on the customer purchase decision. We provide our customers with information focused on enabling them to make informed product purchasing decisions. Customers can use the Resource Center portion of our Web site to find products related to specific health conditions or concerns. In doing so, we give our customers the ability to rapidly access an extensive list of health products that may meet their specific health needs. Within the Resource Center, we also offer customers Buying Guides comprised of brand-agnostic, detailed product information regarding product ingredients, efficacy and use to assist in the purchase of health products. We currently provide information on more than 100 health conditions through our in-house team of health editors, an independent network of contributing editors and third-party content licenses. We have a sixteen-member health advisory board, comprised of physicians, nutritionists and other practitioners and academics, that guides our use of health information.

      World-class customer service. To build customer loyalty, we seek to provide superior customer service throughout the shopping experience. We are committed to customer satisfaction and regularly upgrade our services to ensure total customer care. Every page of our Web site contains a customer service link, "May We Help," which outlines store policies, provides answers to frequently asked questions and gives our customers a direct online link to our customer service agents. We provide free pre- and post-sales support via e-mail, toll-free telephone service and instant chat during extended business hours. We believe we are the only online health store that offers real-time Web-based customer support incorporating full browser-synchronization capability. This technology allows our customer service agents to control a customer's Web browser and assist the customer in quickly finding products or information to make a purchase decision.

The more.com Strategy

      Our objective is to be the world's leading online health superstore. Key elements of our strategy to achieve this objective include:

      Offer the World's Largest Selection of Health Products. Selection is a key driver of commerce of all kinds, and to become the leading online health superstore, we intend to offer the world's largest selection of consumer health products. Unlike traditional brick and mortar retailers, the number of health products we offer is not limited by shelf space or store size. As a result of our business model, the incremental cost to us of offering new products is small. As part of our strategy for offering the largest selection of health products, we intend to open new specialty stores frequently over the next few years. These specialty stores are dedicated to providing products to customers with special interests or conditions. For example, we intend to offer contact lenses and other vision products through our Vision Center and baby products in our Baby Center.

      Maximize Customer Value through Low Prices and Shopping Convenience. We intend to maximize the value our customers recognize from purchasing products through our online health superstore. In pursuit of this goal, we attempt to offer our products at prices lower than our online and traditional brick and mortar competitors. We believe that by continuing to use new technologies that simplify our customers' recurring purchases, we can maximize value to our customers. We enable customers to quickly reorder their favorite products through the use of shopping lists and our proprietary QuickShop technology. We believe our existing and future technology will continue to improve our customers' shopping experience, increasing customer loyalty to our Web site and resulting in more frequent and larger purchases by our customers.

      Pursue a Business Model that Minimizes Operating Costs. Our business model allows us to focus on the customer shopping experience and add new products and specialty stores while minimizing our operating costs. Our fulfillment providers are responsible for supply chain management, inventory management and product shipping. We closely integrate our information systems with those of our fulfillment providers giving us real-time insight into product availability, customer order status, product costs and other purchasing and accounting information. By eliminating a large portion of the normal logistics of the typical health product retailer, we have substantially lowered our overall operating costs.

      Build Brand Recognition to Drive New Customer Acquisition. Our top marketing objective is to make the more.com brand synonymous with the best place to purchase health products. We attempt to drive new customers to our Web site through the use of both traditional media, including radio and television advertising, and online media. Our marketing programs place special emphasis on cities that have the highest concentration of Internet users as well as on particular demographic markets that are important to building our brand, including a focus on serving the health needs of women. This demographic segment represents an increasingly significant and fast-growing segment of Internet users and health-conscious consumers. According to Jupiter Communications, women are expected to represent the majority of U.S. Internet users by the end of 2003. Jupiter Communications also estimates that women are responsible for over 80% of healthcare decisions and over 60% of healthcare purchases. We believe that women between the ages of 18 and 49 represent over 70% of our customer base. Additionally, over one-third of our customers are female purchasers with families.

      Continuously Improve Our Customer Shopping Experience. We actively seek customer feedback regarding the shopping experience customers' have when using our superstore. We poll more than 1,000 customers on a monthly basis to determine overall customer satisfaction, identify problem areas for improvement and opportunities for store expansion and enhancement. Similarly, we provide a feedback card with every product shipment to encourage customer feedback. In addition, we have developed a proprietary, scalable architecture designed to support fast, secure and reliable online shopping. This architecture enables us to personalize every customer's experience in our health superstore based on their interests, product needs and past purchases.


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

      Expand Key Alliances and Pursue Selected Acquisitions. We intend to expand our alliances with leading online health sites and health product manufacturers. These relationships are contractual in nature. Our alliances with leading online health sites, such as Dr. Koop at Go.com and drDrew.com, have resulted in numerous co-promotion, content sharing and revenue sharing arrangements. In addition, we offer an affiliate program to third-party Web sites. This affiliate program enables these Web sites to send customers to our site and in return receive a portion of the revenues those customers generate. We currently have more than 13,000 members in the more.com affiliate program and we intend to rapidly expand this program. Our alliances with leading health product manufacturers such as Durex, Johnson & Johnson, Procter & Gamble and Revlon have resulted in product sampling programs, media advertising and inbox promotions. We also intend to pursue selected acquisitions of additional businesses, products or technologies that we believe will complement our current or future business, such as the Comfort Living acquisition.

Shopping at more.com

      We have combined our commitment to providing enormous product selection with easy-to-use Web site navigation capabilities that allow our customers to quickly specify and find the particular product or health solution for which they are shopping. Shoppers at our Web site are greeted by a home page that is designed to anticipate the way people shop for various types and categories of health products. Customers can choose between browsing our entire selection of health products in our online health superstore or entering one of our five distinct specialty stores that are built around specific product categories.

      Specialty Stores. We currently have integrated the following five specialty stores within the more.com superstore. These stores offer an extensive selection of products for specific health interests or conditions.

    . Acumins--our specialty store that contains our proprietary line of nutritional supplement products. The Acumins SmartSelect(TM) process enables each customer to create a customized mix of vitamins, minerals and herbs. The process reduces the number of pills that need to be taken daily to receive the same nutritional benefits. Acumins is priced to be an attractive value when compared to purchasing the combined ingredients separately. Acumins nutritional supplements are the first in a series of personalized health products to be offered in our Acumins store.

    . GreenTree--our specialty store that contains 23 natural product categories that would typically be found in natural products supermarkets and supplements specialty stores. These products include vitamins, nutritional supplements and homeopathic remedies.

    . Clearly Contacts--our specialty store that currently offers a full spectrum of all brand-name contact lenses and associated accessories and products. We plan to expand the current offering to include designer sunglasses and prescription eyeglasses as we continue to build out our Vision Center.

    . Comfort Living--our specialty store that offers higher priced, high margin products that attempt to make customers feel better, safer and more comfortable. This store currently offers products for such categories as baby and maternity, back care and healthy home.

    . Pharmacy--our specialty store that combines the flexibility of an online pharmacy with the convenience of 2,000 Good Neighbor Pharmacies that offer same day pickup and, where available, home or office delivery. This delivery flexibility enables our customers to either receive their prescription drugs through our current distribution network for chronic conditions or through a Good Neighbor Pharmacy for immediate pharmaceutical needs. Our pharmacy provider and all of the Good Neighbor Pharmacy stores are included in Bergen Brunswig's PlusCare Managed Care Network through which we have access to 80 million individuals covered by 70 healthcare payors.


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

      Web Site Navigation. We strive to improve our customers' shopping experience by designing our Web site navigation to enable customers to easily and quickly make informed purchases among the broad selection of health products we offer. We have the following inter-related navigation tools and information features on our Web site:

    . QuickShop--our proprietary QuickShop technology that allows customers to choose from more than 2,000 of the most popular SKUs in the 50 most popular product categories sold in our online store. Unlike shopping for books or computers online, customers shopping for health products may want to purchase an entire basket of goods in one visit. Using QuickShop, customers can screen products based on both brands and unique product attributes to create a customized basket of their most frequently ordered items in just four simple steps. Once a customer has used QuickShop and saved the purchase history in the shopping list, the customer can easily return to QuickShop the next time the customer wishes to purchase that item.

    . Shopping Lists--a tool that enables customers to retrieve a list, or multiple lists, of their previous purchases made at our Web site. Customers can personalize their shopping lists by editing and adding products, and they can re-order previously purchased items or add a particular item to their shopping cart in a single click.

    . Shortcuts--a list of the most popular health product categories that allows the customer to go immediately to the specific product page.

    . Search--a shopping friendly tool, with links to related products and related topics, as opposed to a research tool. Our search tool differs from many others on the Web in that if no exact product match is found, our search tool relays a related answer and avoids a "no products found" result.

    . My Account--the personal shopping information of individual customers is securely stored in My Account. The information required to checkout is an e-mail address, a password, a billing and shipping address and a valid credit card number. All of this information is maintained in a secure format and remains available for a customer's future access. Customers are given the option to indicate the name by which they would like to be greeted, their shipping options and their desire to receive occasional promotional information and health newsletters.

    . Shopping Cart--a section of every page on the site that contains a summary shopping cart, where the customer can see the number of items selected, the total amount and the total savings of all the items currently in the shopping cart. Customers can either check-out from this shopping cart or get more detailed information about the items.

    . Product Packaging Information--a section of our Web site that contains information on almost every product available on our site that can be viewed in an expanded format where package information, including directions and warnings, can be read next to an enlarged photograph of the product.

      The Resource Center. Customers can use our Resource Center to access information that enables them to make a more informed purchase decision. The Resource Center allows customers to navigate the site from a conditions or health concerns perspective, which is usually unavailable in traditional brick and mortar stores. The Resource Center contains:

    . Health Centers--centers that organize products and information together around particular conditions or demographics and

    . Buying Guides--links to category-based articles that offer brand-agnostic, in-depth consumer information regarding product ingredients, efficacy and use to support purchase decisions. Customers can add products to their shopping cart directly from the Buying Guides or click on a link to the appropriate product page.

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

      Content Services. We offer a variety of content services free to anyone who visits our Web site. This content includes alphabetical listings of various medical conditions, herbs and vitamins with links to related products offered on our Web site. We also offer a daily newsletter, Health Headline News, which contains major news stories related to health and well being. Additionally, our Web site offers question and answer columns addressing our customers' nutrition and skin care needs.

      In addition to in-store content, we offer a twice-monthly health newsletter that is available to all our customers. The newsletter contains news stories and product information that we believe to be of particular interest to the customer. We are able to provide this content through our in-house team of health editors, a freelance network of contributing editors and an active content licensing effort.

      Health Advisory Board. We have a 16-member health advisory board comprised of physicians, nutritionists and other practitioners and academics in the healthcare field. We consult with our health advisory board on our programs, strategies, content and overall store development.

Distribution Network

      We use a business model in which we outsource the distribution and fulfillment of a vast majority of our products, which is fundamental to our efficiency and long-term profitability goals. Our current third-party fulfillment providers include Bergen Brunswig Drug Company for health products, Lens Express for contact lenses and Medi-Mail for prescription drugs. These fulfillment providers maintain product inventory and pick, pack and ship our customers' orders. We believe this business model enables us to cost-effectively deliver the largest selection of products to our customers nationwide. For example, Bergen Brunswig, which currently carries a catalog of more than 300,000 SKUs, constructed an Internet direct-to-consumer fulfillment center adjacent to its Louisville, Kentucky distribution center. This facility is located less than one mile from a major United Parcel Service package distribution hub. This allows us to minimize shipping costs and reduces the time needed to deliver products to our customers.

      Orders placed by our customers are transmitted directly to the appropriate fulfillment provider through integrated and secured electronic connections to each of our fulfillment providers. These orders are automatically fed into the fulfillment provider's system where they are processed and sent to a warehouse to be picked, packed and shipped. We strive to process, pack and ship our customers' orders within 24 hours from the time these orders are placed on our Web site. This connection with each of our fulfillment providers also provides us with data on inventory quantities, inventory location, shipping status, shipper tracking numbers and the estimated time of arrival for back-ordered products. We offer a variety of shipping options, including next-day delivery for orders received during the business week, through Airborne Express, United Parcel Service and the U.S. Postal Service. We have established various quality assurance programs at Bergen Brunswig, Lens Express and Medi-Mail facilities to monitor quality control and order fulfillment.

Bergen Brunswig Drug Company

      Beginning in March 1999, we established a strategic alliance with Bergen Brunswig Drug Company, a wholly owned subsidiary of Bergen Brunswig Corporation, with the intent that Bergen Brunswig would act as our primary fulfillment provider for the health products we offer on our online health superstore. With $17.0 billion in annual revenues, Bergen Brunswig Corporation is one of the nation's leading supply-chain management companies, providing consumer health products, pharmaceuticals, medical-surgical supplies, home healthcare specialty products, as well as information management solutions and outsourcing services to retail pharmacies, managed care organizations and other institutions across the United States.

      In July 1999, we entered into an Internet fulfillment services agreement with Bergen Brunswig through which it agreed to source, stock, pick, pack and ship directly to our customers the health product orders placed on our Web site. We are subject to a flexible pricing schedule for the products purchased from Bergen

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

Brunswig based on the cost of the product and the volume purchased. We are responsible for the collection of payment for placed orders. This agreement expires in July 2009, however, either party may terminate each successive year upon the occurrence of specified events, including failure to perform material obligations under the agreement, entering into a bankruptcy, receivership or similar proceedings and adverse regulatory changes.

      In August 1999, we entered into a service mark license and access agreement with Bergen Brunswig through which Bergen Brunswig agreed to extend to our customers the ability to pick up their pharmacy orders at a network of over 2,000 retail stores nationwide through its affiliate, the Good Neighbor Pharmacy network. Our customers may also participate in PlusCare, a provider network maintained for the reimbursement of non-cash prescriptions with over 70 health plans. This agreement expires upon the expiration of the Internet fulfillment services agreement with Bergen Brunswig.

      In September 1999, we entered into an advertising representative agreement with Bergen Brunswig through which it was appointed as our exclusive sales representative for the marketing and sales of advertisements on our Web site for all health products for which it acts as our fulfillment provider. We may independently seek additional advertising revenue for products not fulfilled by Bergen Brunswig. Bergen Brunswig may terminate this contractual relationship anytime prior to August 1, 2000, and we may terminate the exclusivity of our arrangement with Bergen Brunswig after August 1, 2000 if it fails to generate a specified amount of advertising revenues. Further, on February 1, 2001, Bergen Brunswig and our management will reconsider the feasibility of our exclusive arrangement. We will pay Bergen Brunswig a commission if it guarantees a specified amount of advertising revenue within a specified time period. This agreement expires in September 2009, subject to extension upon mutual agreement.

Lens Express

      In January 2000, we entered into a database license and supply and purchase agreement with Lens Express through which they agreed, on a nonexclusive basis, to source, stock, pick, pack and ship directly to our customers all contact lens orders placed on our Web site. With revenues of $46.9 million for the year ended December 31, 1999, Lens Express is the second largest national mail-order fulfillment contact lens operation and a direct marketer of replacement contact lenses, eye care solutions and designer sunglasses. Under the terms of this agreement, we have access to Lens Express's entire product catalog of currently 250,000 contact lens products. We negotiated a flexible pricing schedule for the products purchased from Lens Express based on the retail price of the product and the volume purchased. We are responsible for the collection of payment for placed orders. If Lens Express provides an online retailer any contact lens products at lower prices or under more favorable terms or conditions, it has agreed to provide the same benefit to us. This agreement expires in December 2002. Either party may terminate the agreement earlier upon the other party's material breach of any representation, warranty or obligations under the agreement or upon adverse regulatory changes.

Medi-Mail

      In August 1999, we entered into a prescription pharmaceuticals Internet fulfillment services agreement with Medi-Mail, a subsidiary of Bergen Brunswig Corporation, located in Las Vegas, Nevada. Under this agreement, Medi-Mail will fill, pack and ship directly to our customers the orders for prescription pharmaceutical drugs placed on our Web site, as well as provide related pharmacist counseling and customer service. Our cost for fulfillment of prescription drugs is based on industry pricing guides and is subject to adjustment based on whether we use Medi-Mail as our exclusive prescription fulfillment provider. An additional dispensing fee scaled for volume incentives is charged. We are responsible for the collection of payment from our customers for that portion of the order that is not covered by any health insurance provider. Medi-Mail is initially responsible for the collection of the insured portion. This agreement expires in June 2009 but is subject to automatic one year renewal periods. We may terminate this agreement earlier, subject to our payment of a termination fee.


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

In-House Fulfillment

      In addition to our third-party fulfillment providers, our Acumin division manufactures customized vitamins, minerals and herbs for our customers from our facility in Philadelphia, Pennsylvania. We maintain minimal inventory of products manufactured by Acumin relative to its total sales. The finished product is typically shipped within 24 hours of its manufacture. Comfort Living currently manages its own inventory and distributes and fulfills its own orders. As part of the integration of Comfort Living, we intend to outsource the distribution and fulfillment of these products through a third party.

Merchandising Strategies

      We believe that our strong brand name and the breadth and depth of our product selection in our online health superstore enable us to pursue unique merchandising and pricing strategies. Because we are not restricted by physical capacity limitations, we have a significant amount of flexibility with regard to the presentation and organization of our product categories and the product selection within each of those categories.

      To date, our merchandising and pricing efforts have focused on offering popular health products with high brand awareness at low prices to drive traffic to our site. As customer loyalty and recognition of our brand name has increased, we have begun cross-marketing higher margin products to our customers once they are on our Web site. By operating specialty stores that feature a broad range of product categories, we can promote higher margin products, including accessories and other products that are complementary to the customers' initial purchases, as well as popular point-of-purchase impulse buys. In addition, we have begun to refine our pricing strategy and increase gross margins by raising prices on selected products. We believe we can continue to improve our pricing strategy by identifying products that are characterized by lower degrees of price sensitivity, which will provide the opportunity to raise margins through targeted price increases that do not diminish overall sales volumes.

      Within each specialty store, we offer an extensive selection of products for specific health interests or conditions. For example, Acumin contains our proprietary line of nutritional supplement products and Clearly Contacts offers a full spectrum of all brand-name contact lenses and associated accessories and products. The broad selection of product categories in our specialty stores is also enhanced by our fast, intuitive search technology and the design of our Web site navigation, which enable our customers to easily and quickly make informed purchases.

Marketing and Business Development

      Our marketing objective is to make the more.com brand synonymous with the best place to purchase health products. Our major marketing strategies are to build brand recognition, drive customer traffic to our Web site, stimulate purchases, generate customer loyalty and maximize the lifetime value of the customer by continued targeted marketing to existing customers.

Advertising and Promotion

      We have engaged in a highly coordinated national advertising and public relations effort since August 1999. Representative ad media include television, radio, outdoor and various promotional vehicles. Public relations efforts target the business and consumer press and media. As a result of our public relations efforts to date and unsolicited inquiries, we have been featured in Fortune, Newsweek, USA Today and the Wall Street Journal and other high profile media, including broadcast outlets such as CNBC and CNN. Further, our Web site has received widespread industry recognition, including being acknowledged in 1999 as the top online drugstore by eHealthcare World, receipt of a gold medal for top online drugstore at the WWW Health Awards and ranking by Information Week as one of the top 100 e-Business Innovators for 1999.


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

      Our broad-based demographic and geographic brand-building programs target this customer demographic, among others, through the use of programming vehicles that include:

    . use of syndicated national radio programming featuring hosts such as Dr. Joy Browne, Dr. Ronald Hoffman and Dr. Laura Schlessinger;

    .  prime-time TV shows such as Ally McBeal, ER and Friends; and

    . highly targeted women's interest magazines such as Martha Stewart Living, Good Housekeeping, Parents and Working Mother.

      We place advertisements on Internet Web sites to optimize access to our target audience. These currently include Alta Vista/Shopping.com, Ask Jeeves, Go.com, Intellihealth, LifeMinders, Lycos, My Simon, Planet Out and uBid. The majority of our online advertising consists of placements that encourage, usually by trial offers, click-throughs directly to our Web site.

      Session information is obtained from our Web site and combined with data from our business systems and fed into a data warehouse. This allows us to obtain and extrapolate information for business reporting and planning and marketing activities. Experience to date has demonstrated the power of one-to-one marketing to efficiently acquire new customers and activate shopping interest among current customers. Currently, over 90% of our customers subscribe to our promotional newsletter, which is sent to them twice monthly with new product and promotional news. Our goal is to continue to build our customer understanding and use database marketing as a key tool in driving customer lifetime value.

Marketing Alliances

      We have engaged in extensive alliance building efforts since our inception in order to quickly build market share, acquire customers, create brand presence and provide more integrated services to our customers. Strategic alliances involve a combination of online and offline co-promotion, content sharing, and revenue sharing or payments based on actual customers acquired. Our alliance building efforts can be grouped into the following categories:

      Phar-Mor.com. We entered into a Web site affiliate agreement with Phar-Mor.com, a chain of discount retail drugstores, in January 2000. Under the terms of this agreement, we will collaborate with Phar-Mor.com to create a URL through which Phar-Mor.com's customers may access our Web site. This URL will be linked to our Web site either directly or through an intermediate, transition Web page hosted by us. Phar-Mor.com will prominently promote this URL in its marketing materials, on its Web sites and in its stores. Furthermore, we will become the exclusive online provider of health products for Phar-Mor.com. As part of this exclusivity arrangement, Phar-Mor.com agreed not to sell any products on its Web sites that are sold on our Web site. Phar-Mor.com also will not display any advertisements of, link its Web sites to or refer its customers to any third-party Web site that sells the same health products that we sell. On each home page of Phar-Mor.com's Web sites, it will identify more.com as its exclusive online provider of health products as well as display a hyperlinked button labeled "Shop more.com." Phar-Mor.com will receive a sales commission for each product sold to a customer who reached our Web site via the collaborative URL.

      Under the agreement, Phar-Mor.com also agreed to purchase at least $1.0 million but no more than $2.0 million of advertising annually from us during the five-year term of the agreement. Also, our customers will be able to pick up prescription drugs purchased on our Web site at participating Phar-Mor stores. We believe this alliance will drive customer traffic to our Web site and will represent a cost-efficient source of customer acquisition.

      Sponsorships. Our alliances have offered us exclusive sponsorship opportunities and premier access to efficient marketing vehicles such as e-mail newsletters. An example of one of our sponsorships is an

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

agreement that we have entered into with drDrew.com. Under the terms of this agreement, drDrew.com prominently promotes more.com on the drDrew.com Web site and in its marketing and promotional materials as its exclusive online drugstore e-commerce partner. In addition, drDrew.com's weekly e-mail newsletters will regularly contain a credit indicating that they are sponsored by more.com. Other examples of our sponsorship agreements include a premier sponsorship of Dr. Koop at Go.com, Gold merchant status in Go.com's shopping channel, as well as similar arrangements with AccentHealth, e-Diets, Perks@Work, Physicians Online, snap! and women.com.

      Affiliate Programs. Leveraging the reach of complementary third-party sites is a significant revenue driver for us. The more.com affiliate program has over 13,000 members. These affiliates provide one of our most cost-efficient sources of customer acquisition and have consistently contributed over 15% of our aggregate sales. Under the terms of our standard affiliate agreement, affiliate program applicants that we accept select a more.com icon to feature on their Web site. Each icon contains an electronic link to our Web site. When a customer follows a link from an affiliate's Web site to our Web site and makes a purchase, the affiliate is credited with a referral fee based on the sale price of the product purchased. Affiliates do not earn referral fees for prescription items or contact lenses. We have outsourced the management of our affiliate program to LinkShare to aggressively pursue affiliate acquisition and build new partnerships.

      Co-Marketing Ventures. We have engaged in co-marketing ventures and sampling programs with manufacturers of health products, including Durex, Johnson & Johnson, Procter & Gamble and Revlon. Our goal is to rapidly deepen and broaden marketing partnerships with these and other manufacturers to generate incremental product sales for all parties. In addition, we have initiated an advertising sales program that will be managed by Bergen Brunswig to assist manufacturers in accessing online health shoppers via paid advertising and merchandising placements on the more.com site.

      We plan to continue building important strategic alliances by positioning ourselves as the e-commerce partner of choice for health portals, new distribution channels, important health-related networks and healthcare provider networks, both online and offline. Additionally, we will focus on similar initiatives among important channels that reach primary target markets, such as women, online shoppers and college students.

Customer Service

      We believe that superior customer service and support are critical to retain and expand our customer base. Our goal is to further facilitate the customer experience, while at the same time providing the hands-on support and interaction that currently is lacking in most e-commerce shopping experiences. We anticipate that our customer support technology will also increase our conversion of visitors into buyers.

      Our customer service agents handle questions about orders and how to use our Web site, assist customers in finding desired products and resolve problems. Our customer service agents are a valuable source of feedback and identifiers of opportunity for improvement regarding customer satisfaction. Thus, in addition to traditional call center and help desk roles, our customer service agents handle all products returned by customers. Customer returns provide us with a valuable source of information for continuous improvement.

      Our customer service offerings include:

    . Help screen--our customers can browse help screens on our Web site. These screens reflect the most common questions posed by our customers and the most up to date answers we provided to them;

    .  E-mail--customers can send an e-mail to our customer service center;

    . Toll-free telephone service--if a customer would prefer to speak to a live person about their shopping experience at more.com, the customer can call our toll-free telephone number. We staff

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

       our call center so that we can quickly respond to customer concerns. We strive to answer 90% of the phone calls within 30 seconds. When customers call, they are greeted by a live person to answer their question instead of an automated list of options; and

    . Live chat--because most of our customers are accessing our Web site via a modem and may not want to use the telephone, we have provided access to a live chat line where the customer can speak with a customer service agent. Live chat allows our customer service agents to push pages to the customer, which is a process in which the customer's screen is moved to a page by the agent.

Technology and Infrastructure

      We have designed and implemented a next generation health superstore with complete supply chain and cash management integration. Our design is based upon a three-tier architecture that can support extremely high volumes of traffic with quick response and page display times. Our architecture integrates our customer service applications with our Web site and business solutions. This architecture is designed to allow use of thin browser and java based clients that enable us to use customer service agents regardless of their physical location. We have integrated multiple fulfillment providers using industry standard data interchange methods such as EDI and XML.

      We have employed a variety of scalable and reliable software and hardware systems for transaction processing, administration, searching, customer support, fulfillment and order tracking. These services and systems use a combination of our own proprietary technologies and commercially available licensed technologies. Our transaction processing systems are integrated with our accounting and financial systems. We focus our internal development efforts on creating and enhancing proprietary software that is unique to our business. Session information is obtained from our Web site and combined with data from our business systems and fed into a data warehouse. This allows us to obtain and extrapolate information for business reporting and planning and marketing activities.

      Our systems are based on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. We use Sun Microsystem's UltraSPARC-based servers and Solaris operating system. Front-end and back-end software systems use Oracle's DBMS. Our system hardware is hosted at a Level 3 Communications facility in San Francisco, California, which provides high-speed, redundant communications lines, emergency power backup and continuous systems monitoring. We have implemented load balancing systems and our own redundant servers to provide for fault tolerance. We have implemented a variety of scalable and reliable software and hardware systems for transaction processing, administration, searching, customer support, fulfillment and order tracking. These services and systems use a combination of our own proprietary technologies and commercially available, licensed technologies. Our transaction-processing systems are integrated with our accounting and financial systems. We focus our internal development efforts on creating and enhancing the specialized, proprietary software that is unique to our business.

      We use an encryption technology that works with most common Internet browsers and makes it extremely difficult for unauthorized parties to read information sent by our customers. We outsource a majority of our credit card authorization and settlement to CyberSource through secure Internet connections.

Competition

      The e-commerce market is new, rapidly evolving and highly competitive. In particular, the online health market is intensely competitive and highly fragmented, with no clear dominant leader in any of our product segments. Our competitors can be divided into several broad categories, including:

    .  chain drugstores;

    .  mass market retailers;

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

    .  supermarkets;

    .  warehouse clubs;

    .  online retailers;

    .  mail-order pharmacies;

    .  prescription benefits managers;

    . Internet-portals and online service providers that feature shopping services; and

    .  cosmetics departments at major department stores.

      Each of these competitors operate within one or more of the health, wellness, beauty, personal care or pharmacy product categories. In addition, nearly all our competitors have, or have announced their intention to have, the capability to accept orders for products online.

      We believe that the following are principal competitive factors in our market:

    .  selection;

    .  convenience;

    .  price;

    .  Web site performance and accessibility;

    .  customer service;

    .  quality of information services;

    .  reliability and speed of order fulfillment; and

    .  brand recognition.

      We believe that our ability to compete depends in large part on our ability to maintain a broad product selection, value and convenience.

      Some of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional brick and mortar retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Traditional brick and mortar retailers can also sell products to address immediate, acute care needs, which we and other online sites cannot do.

Intellectual Property

      Our performance and ability to compete are dependent in part on our proprietary and licensed technology. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect our technology. All key employees have signed confidentiality and invention assignment agreements and we intend to require newly hired employees to execute similar agreements. We cannot be certain that these contractual arrangements or other steps taken will be adequate to prevent the misappropriation of our proprietary rights or technology. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology.

      We have certain common law rights in the service marks and trademarks used in our business and have applications pending to register several service marks and trademarks used in our business. There can be no assurance that we will be able to secure significant protection for all our service marks or trademarks, or that are applications will be successful. Competitors of ours or others could adopt product or service marks similar to our marks, or try to prevent us from using our marks, thereby impeding our ability to build brand identity and possibly leading to customer confusion.

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      We do not currently have any issued patents or registered copyrights. Our two patent applications were filed on February 24, 1999 and August 5, 1999. We have been assigned the rights to patent applications claiming a number of the technologies underlying our products and services. There can be no assurance that the applications will result in the issuance of patents or that, if issued, such patents would adequately protect us against competitive technology or that they would be held valid and enforceable against a challenge. In addition, it is possible that our competitors may be able to design around any such patents. Also, our competitors may obtain patents that we would need to license or circumvent in order to make, use, sell or offer for sale the technology.

      We believe that we do not infringe upon the proprietary rights of any third party, and no third party has asserted a patent infringement claim against us. It is possible, however, that such a claim might be asserted successfully against us in the future. Our ability to make, use, sell or offer for sale our products and services depends on our freedom to operate. That is, we must ensure that we do not infringe upon the proprietary rights of others or have licensed all such rights.

      We rely on a variety of technology, primarily software, that we license from third parties. There can be no assurances that the third-party technology licenses that we do have will continue to be available to us on commercially reasonable terms or at all. Also, the loss or inability to maintain or obtain upgrades to any of these technology licenses could result in delays or breakdowns in our ability to continue developing and providing our products and services or to enhance and upgrade our products and services.

Government Regulation

      Various aspects of our business are subject to extensive federal, state and local regulations, many of which are specific to the practice of pharmacy. For example, distributors of controlled substances are subject to requirements established under the Controlled Substances Act, as well as related state and local laws and regulations. These laws and regulations relate to pharmacy operations, including registration, security, record keeping and reporting requirements related to the purchase, storage and dispensing of controlled substances, prescription drugs and some over-the-counter drugs. Our contract with Medi-Mail, our prescription drug fulfillment provider, is structured to ensure that only Medi-Mail is subject to federal, state and local licensing and registration regulations with respect to prescription drug sales and pharmacy operations.

      Although the law surrounding internet sales is still developing, the Food and Drug Administration, or FDA, currently asserts jurisdiction over Web site claims based upon the agency's view that claims included on a Web site constitute product labeling. The FDA also regulates the advertising of prescription drug products, and the agency currently asserts jurisdiction over prescription drug Web site claims based upon the agency's view that such claims constitute product advertising. The Federal Trade Commission, or FTC, regulates the advertising of over-the-counter drugs, conventional foods, dietary supplements, cosmetics and medical devices. Most states have laws similar or identical to the laws applied by the FDA and FTC with regard to the products we distribute. The Consumer Product Safety Commission regulates consumer products not regulated by the FDA.

      The FDA and FTC are currently reviewing Web site formats for ordering products subject to their jurisdiction. In the future, one or both agencies may establish a formal policy, or apply an informal policy, regarding the format of these Web sites with regard to content and disclosures. We may need to modify the format of our Web site in the future to comply with FDA and FTC requirements. We could also conceivably be found liable at present based upon the format and content of our Web site.

      The practice of medicine requires licensing under applicable state law. It is not our intent to practice medicine, and we have tried to structure our Web site and customer interactions to avoid practicing medicine. However, a regulatory authority could at some time allege that some portion of our business violates these statutes and, any liability based on a determination that we engaged in the unlawful practice of medicine may be excluded from coverage under the terms of our general liability insurance policy.

      The U.S. House of Representatives Committee on Commerce and the General Accounting Office are currently investigating online pharmacies and online prescribing, placing particular focus on those who prescribe drugs online and on pharmacies that fill invalid prescriptions, including those that are written online. Because Medi-Mail makes every effort only to fulfill valid prescriptions and we do not prescribe drugs, we believe that our business will not be negatively affected by any regulations that result from the investigations. However, we believe that any regulations resulting from the investigations will likely result in increased reporting and monitoring requirements.

      The Clinton Administration recently announced a new initiative to protect consumers who purchase prescription drugs over the Internet. The initiative is intended to prevent rogue online prescription drug companies who unlawfully prescribe drug products over the Internet and are not licensed to engage in the practice of pharmacy or medicine. The initiative would establish new federal requirements for all Internet pharmacies to ensure that they comply with federal and state law. Based upon our contract with Medi-Mail, we believe we are in compliance with the new initiative. Nevertheless, the final contours of the initiative have not yet been established, and depending upon the content of the initiative, compliance may cause delays or unexpected complications.

      The National Association of Boards of Pharmacy, a coalition of state pharmacy boards, has developed a program, the Verified Internet Pharmacy Practice Sites, as a model for self-regulation for online pharmacies. We have applied to the National Association of Boards of Pharmacy for certification by its Verified Internet Pharmacy Practice Sites program and intend to comply with its criteria for certification.

      We are also subject to extensive regulation relating to the confidentiality and release of patient records and the transmission of Medicare eligibility information over the Internet. Additional legislation governing the distribution of medical records exists or has been proposed at both the state and federal level. Our business is also subject to rules, such as anti-kickback laws, prohibiting certain practices that could result in overutilization of healthcare services and supplies.

Legal Proceedings

      We are a defendant in a lawsuit brought by More Online alleging, among other things, that our name, more.com, is confusingly similar to More Online's name. With this lawsuit, More Online is seeking to prevent us from using the name more and the URL www.more.com. We believe we have strong defenses to these allegations and are vigorously defending this litigation. We cannot be certain that our defense will be successful. If we do not prevail in this litigation, we could be prevented from using the more.com name and be liable from monetary damages.

      Other than the More Online litigation, we are not currently party to any material legal proceedings. We may in the future be party to litigation arising in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Employees

      As of December 31, 1999, we had 122 full-time employees. Of our employees, 44 were primarily involved in the development and production of our Web site, 30 in our marketing and sales department, 16 in our customer service department, 11 in our manufacturing department and 21 in our general and administrative department. We believe that our relationship with our employees is good.

Facilities

      Our principal executive and administrative offices are located at 520 Third Street, Second Floor, San Francisco, California 94107, where we lease approximately 15,000 square feet, under a lease that expires in July 2000. We also lease approximately 1,900 square feet at 485 Third Street, San Francisco, California 94107, and approximately 2,125 square feet at 495 Third Street, San Francisco, California 94107; both leases expire in November 2002. Our manufacturing facility for the production of Acumin products, where we lease approximately 2,440 square feet, is located at 3401 Market Street, Philadelphia, Pennsylvania 19104, under a year-to-year lease that started on May 31, 1999. We will likely require additional space before the end of 2000.

                                   MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors, and their ages and positions, as of February 5, 2000 are as follows:

          Name            Age                       Position
          ----            ---                       --------
Donald M. Kendall, Jr...   32 Chairman of the Board
Frank A. Newman.........   51 President, Chief Executive Officer and Director
Bradford S. Oberwager...   30 Chief Operating Officer
Laureen De Buono........   42 Chief Financial Officer and Secretary
Eric Budin..............   31 Vice President of Corporate Development
Clarence A. Felong......   46 Vice President of Engineering
Bruce S. Mowery.........   55 Vice President of Marketing and Business Development
Samuel J. Salkin........   49 Vice President of Merchandising and Operations
Mark Leschly............   31 Director
Thomas A. Penn..........   53 Director
Perk Perkins............   46 Director
Donald R. Roden.........   53 Director
E. Scott Russell........   39 Director
John Sculley III........   60 Director
John Neil Weintraut.....   41 Director

      Donald M. Kendall, Jr., co-founder of more.com, has served as our Chief Executive Officer and a member of our board of directors since our inception. On April 1, 2000, Mr. Kendall will resign as Chief Executive Officer and will become our Chairman of the Board. From 1992 until January 1998, Mr. Kendall was the co-founder and president of American Retail Systems, which operates 85 Pizza Hut and Kentucky Fried Chicken restaurants in the Republic of Poland and the Czech Republic, with annual sales of $100 million and 5,000 employees. From 1990 to 1992, Mr. Kendall was a management consultant for McKinsey & Co. in the consumer industries group. Mr. Kendall earned a B.A. in U.S. History from Stanford University.

      Francis A. Newman will join us on April 1, 2000 and will serve as our President, Chief Executive Officer and as a member of our board of directors. From February 1997 to March 2000, Mr. Newman was the president, chief executive officer and chairman of the board of Eckerd Corporation, a drug store chain and a wholly owned subsidiary of J.C. Penney Company, Inc. In February 1996, Mr. Newman became the chief executive officer of Eckerd until Eckerd was acquired by J.C. Penney's in February 1997. Prior to being named the chief executive officer, Mr. Newman had served as the president, chief operating officer and as a member of the board of directors of Eckerd since July 1993. From 1986 to 1993, Mr. Newman served as president, chief executive officer and as a member of the board of directors of F&M Distributors, Inc., a drug store chain. F&M filed bankruptcy under Chapter 11 of the United States Bankruptcy Code in December 1994. Mr. Newman is a member of the boards of directors of AmSouth Bancorporation, Jabil Circuit, Inc., All Children's Hospital, the University of Florida School of Business, the University of Texas at Austin College of Pharmacy and the United Way of Pinellas County. In April 1999, he was elected chairman of the board of the National Association of Chain Drug Stores.

      Bradford S. Oberwager has served as our Chief Operating Officer since November 1998. From January 1997 to November 1998, Mr. Oberwager was the founder and president of Acumin Corporation, a manufacturer and Internet retailer of customized vitamins, which has been incorporated as a division of more.com. Before founding Acumin, from 1992 to 1995, Mr. Oberwager worked in the investment banking divisions of Smith Barney and Bear Stearns. Mr. Oberwager is a member of the board of advisors of various private companies. Mr. Oberwager earned a B.S. in Finance from Georgetown University and an M.B.A. from the Wharton School of Business.

      Laureen De Buono has served as our Chief Financial Officer since November 1999 and our Secretary since January 2000. From June 1998 until October 1999, Ms. De Buono was the chief operating officer and chief financial officer of Resound Corporation, a public hearing device and communications company. From 1992 to 1998, Ms. De Buono was an executive vice president at Nellcor Puritan Bennett, a public respiratory products company, where she led the legal, mergers and acquisitions, human resources and communications groups. Ms. De Buono was corporate counsel at The Clorox Company from 1987 to 1992. Ms. De Buono is a member of the board of directors of Invivo Corporation and a member of the Board of Visitors of the Institute of Public Policy at Duke University. She earned a B.A. in Economics, Political Science and History from Duke University, an M.A. in Economics and Political Science from Stanford University and a J.D. from New York University School of Law.

      Eric Budin, co-founder of more.com, has served as our Vice President of Corporate Development since May 1998, and previously served as a member of our board of directors from May 1998 to October 1999 and our President from January 1998 to May 1998. From March 1996 to July 1997, Mr. Budin was a senior product manager in charge of product management for client applications at OnLive! Technologies, a company that pioneered real-time group communications over the Internet. From August 1994 to February 1996, Mr. Budin was a director of product development and marketing at Worlds, Inc., a provider of three dimensional multi-user spaces over the Internet. Mr. Budin worked as a management consultant for McKinsey & Co. from 1990 to 1992. Mr. Budin holds a B.A. in economics and psychology from the University of Michigan and an M.B.A. from Stanford Graduate School of Business.

      Clarence A. Felong has served as our Vice President of Engineering since March 1999. From April 1996 to March 1999, Mr. Felong was a vice president at Oracle's Internet applications division, where he managed the e-commerce, messaging and document management groups, as well as a joint effort between CNN and Oracle to produce a personalized news Web site. From June 1988 to March 1996, Mr. Felong held various positions at Apple Computer, Inc., including senior director of communications and collaboration technologies and was a member of the product strategy council. Prior to joining Apple, Mr. Felong held senior management positions at Frame Technology Corporation, GO Corporation, Claris Corporation and the Jet Propulsion Laboratory. Mr. Felong studied Mathematics at the State University of New York at Fredonia and Computer Science at West Los Angeles College and West Coast University.

      Bruce S. Mowery has served as our Vice President of Marketing and Business Development since April 1999. Mr. Mowery has more than 20 years of technology marketing experience. From June 1997 to March 1999, Mr. Mowery was the owner and managing partner of Ellipsis Consulting, a marketing consulting firm. From March 1996 to May 1997, Mr. Mowery served as a vice president of marketing at Visioneer, a manufacturer of personal imaging products. From October 1993 to November 1996, Mr. Mowery was a vice president of sales and marketing at MNI Interactive, Inc., an Internet e-commerce firm involved in the sale of music products. He was the senior director of marketing at Apple from April 1984 to September 1996. Mr. Mowery also served as an entrepreneur in residence at Kleiner, Perkins, Caulfield and Byers, a venture capital firm, during 1996. Mr. Mowery received a B.A. in International Studies from Ohio State University and an M.A. in Management from American Graduate School of International Management.

      Samuel J. Salkin has served as our Vice President of Merchandising and Operations since August 1998. He served as the chief operating officer for the Jewish Community Federation, the central fund-raising and community-planning agency of the San Francisco Jewish community from September 1997 to September 1998. From January 1994 to September 1996, Mr. Salkin was the president and chief executive officer of Peet's Coffee & Tea, Inc., then a privately held retailer of specialty coffee with more than 50 retail stores in California. Mr. Salkin currently serves on the board of directors of Real Good Trading Company, a retail firm specializing in ecological energy systems and consumer products. Mr. Salkin received a B.S. in Industrial and Labor Relations and an M.S. in Development Sociology from Cornell University.

      Mark Leschly has been a member of our board of directors since October 1998. Since June 1999, Mr. Leschly has served as a managing director of Rho Management Company, Inc., a New York-based international investment firm with principal activities in venture capital, private equity funds and public securities. From September 1995 to June 1999, Mr. Leschly was a general partner at Healthcare Ventures, a venture capital firm specializing in making healthcare investments. Mr. Leschly currently serves on the board of directors of Diversa Corporation and is a member of the Board of Directors of various private companies. He is also a member of the advisory board of the Harvard AIDS Institute. Mr. Leschly received an M.B.A. from the Stanford Graduate School of Business.

      Thomas A. Penn has been a member of our board of directors since October 1999. Since June 1998, Mr. Penn has been a partner at Boston Millennia Partners, a Boston-based venture capital firm. From March 1994 to March 1998, Mr. Penn served as the president and chief executive officer of Tektagen, Inc., a contract services organization that provides product development services and support to the biotechnology and pharmaceutical industries. Mr. Penn is a member of the board of directors of various private companies. Mr. Penn received a B.S. in Metallurgy and Materials Science and a B.S. in Industrial Management from the Massachusetts Institute of Technology, an M.B.A. from the Stanford Graduate School of Business and a J.D. from the University of Pennsylvania.

      Perk Perkins has been a member of our board of directors since June 1998. Since November 1992, Mr. Perkins has served as president and chief executive officer of The Orvis Company, a retailer of outdoor sporting equipment and clothing. From July 1977 to November 1992, Mr. Perkins served in various positions with Orvis, including vice president of merchandising, vice president of operations and president of Orvis UK. He currently serves on the board of directors of the Center for Compatible Economic Development and is the co-chair of the Conservation Committee of The Nature Conservancy.

      Donald R. Roden has been a member of our board of directors since January 2000. From October 1995 to November 1999, Mr. Roden was the president, chief executive officer and a member of the board of directors of Bergen Brunswig Corporation. Prior to joining Bergen Brunswig Corporation, he was the chief executive officer of Reed Elsevier Medical, North America Division. From October 1977 to April 1989, Mr. Roden was the owner of Pracon Incorporation, a healthcare consulting and communications company. Mr. Roden received a B.A. in Business from University of Wisconsin and an M.B.A. in Pharmaceutical Management from Fairleigh Dickinson University.

      E. Scott Russell has been a member of our board of directors since October 1998. Since September 1996, Mr. Russell has served as a general partner of SOFTBANK Venture Capital. Prior to joining SOFTBANK, Mr. Russell spent 16 years managing corporate MIS technology for Swiss Bank Corporation, SBC Warburg, Goldman, Sachs & Co. and J.P. Morgan & Co. Incorporated. While with SBC Warburg, he headed the technology division in Asia and later served on the firm's information technology management committee based in London. Mr. Russell currently serves on the board of directors of BUY.COM Inc. and E-Loan, Inc., and is a member of the board of directors of various private companies. Mr. Russell received a B.S. in Engineering from Carnegie Mellon University and an executive M.B.A. from London School of Business.

      John Sculley III has been a member of our board of directors since June 1998. Since March 1994, Mr. Sculley has served as a partner in the investment firm of Sculley Brothers LLC. From November 1993 to February 1994, Mr. Sculley served as the chief executive officer of Spectrum Information Technologies, Inc., a manufacturer of weather monitoring and soil testing equipment. In January 1995, Spectrum, together with three of its four operating subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of New York. From 1983 to 1993, Mr. Sculley served as the chief executive officer of Apple Computer, Inc. Since 1984, Mr. Sculley has also been the chief executive officer of Sculley Bros., Inc., a private investment company. Mr. Sculley currently serves on the board of directors of NetObjects, Inc. and Talk City, Inc. Mr. Sculley received a B.S. in Architecture from Brown University and an M.B.A. from the Wharton School of Business.

      John Neil Weintraut has been a member of our board of directors since June 1998. Mr. Weintraut is a founder of 21st Century Internet Venture Partners, a venture capital firm, and has been a partner since its founding in October 1996. From June 1987 to May 1996, Mr. Weintraut was a partner at Hambrecht & Quist, an investment banking firm, where he led the enterprise software practice and, later, the Internet practice. He currently serves on the board of directors of CareerBuilder, Inc. Mr. Weintraut received a B.S. in Electrical Engineering from Drexel University and an M.B.A. from the Wharton School of Business.

Classified Board of Directors

      Our board of directors is currently comprised of eight directors. Our board will be divided into three classes of directors serving staggered three-year terms upon the effectiveness of this offering. As a result, approximately one-third of the board of directors will be elected each year. These provisions, together with provisions in our certificate of incorporation, allow our board of directors to fill vacancies of or increase the size of the board and may deter our stockholders from removing incumbent directors and filling these vacancies with their own nominees to gain control of the board.

      Our board of directors has designated that Messrs. Leschly, Penn and Weintraut will serve as Class I directors, whose terms expire at the 2001 annual meeting of stockholders. Messrs. Kendall and Russell will serve as Class II directors whose terms expire at the 2002 annual meeting of stockholders. Messrs. Perkins, Roden and Sculley will serve as Class III directors whose terms expire at the 2003 annual meeting of stockholders.

Director Compensation

      Our directors who are also employees will receive no additional compensation for their services as directors. Our non-employee directors will receive a fee of $1,000 for each meeting of the board attended in person. In addition, our non-employee directors are eligible to receive options and be issued shares of common stock directly under our 2000 non-employee director stock option program. Non-employee directors will be granted an initial option to purchase 25,000 shares of our common stock with subsequent annual option grants to purchase 5,000 shares of our common stock. The exercise price per share for these options will equal the fair market value of our common stock at the date of grant. Each stock option received by our non-employee directors will vest and become exercisable over a period of four years. Our directors who are also employees are eligible to receive options and be issued shares of common stock directly under our amended and restated 1998 stock option plan and 2000 stock incentive plan.

Board Committees

      Our board of directors has established a compensation committee and an audit committee. The compensation committee, consisting of Messrs. Leschly and Penn, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefit plans.

      The audit committee, consisting of Messrs. Penn, Roden and Sculley, makes recommendations to our board of directors regarding selection of independent public accountants. The committee reviews the scope and results of the audit and other services provided by our independent accountants, and reviews our accounting policies and systems of internal accounting controls.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

      There are no family relationships among any of our directors or executive officers.

Executive Compensation

Summary Compensation Information

      The following table contains information in summary form concerning the compensation paid to our Chief Executive Officer and each of our four most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December 31, 1999. In accordance with the rules of the Securities Exchange Commission, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these executive officers.

                           Summary Compensation Table

                                        Annual       Long-Term   All Other 1999
                                     Compensation   Compensation Compensation(1)
                                   ---------------- ------------ ---------------
                                                     Securities
                                                     Underlying   Total Health
Name and Principal Position   Year  Salary   Bonus    Options       Insurance
---------------------------   ---- --------  -----  ------------ ---------------
Donald M. Kendall, Jr.......  1999 $132,500 $   --        --         $  --
 Chief Executive Officer and  1998   85,000     --        --            --
 Director

Bradford S. Oberwager.......  1999  131,250   2,500   300,000           --
 Chief Operating Officer      1998   15,057     --    235,000           --

Eric Budin..................  1999  144,167     --        --            --
 Vice President of Corporate  1998   70,000     --        --            --
 Development

Samuel J. Salkin............  1999  172,221     --    133,078           912
 Vice President of            1998   55,549     --    144,000           --
 Merchandising and
 Operations

Clarence A. Felong..........  1999  164,031  25,000   519,207         1,166
 Vice President of            1998      --      --        --            --
 Engineering

--------
(1) Consists of medical reimbursements.

Option Grants During Fiscal 1999

     The following table sets forth information concerning grants of stock options to each of the executive officers named in the table above during the fiscal year ended December 31, 1999. All of these options were granted under our amended and restated 1998 stock option plan at an exercise price equal to the fair market of our common stock at the time of grant. Except as noted in the footnote for the respective executive officer, each option vests over a period of four years and is exercisable immediately. Our board of directors determined the fair market value of our common stock on the date of grant based on, among other things, our financial results and prospects and the share price in arms-length transactions that accrued around the time of the grant. The exercise price may in some cases be paid by delivery of other shares or by offset of the shares subject to options. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price.

            Options Granted in Fiscal Year Ended December 31, 1999

                                                                             Potential Realizable
                                      Percent of                               Value at Assumed
                          Number of  Total Options                           Annual Rates of Stock
                          Securities  Granted to                              Price Appreciation
                          Underlying Employees in                               for Option Term
                           Options    Fiscal Year  Exercise Price Expiration ---------------------
Name                       Granted      1999(1)      Per Share       Date        5%        10%
----                      ---------- ------------- -------------- ---------- ---------- ----------
Donald M. Kendall, Jr...       --         --           $  --             --

Bradford S. Oberwager...   300,000        9.4%          0.330      10/8/2009     62,261    157,776

Eric Budin..............       --         --              --             --

Samuel J. Salkin........    83,078        2.6%          0.166      5/25/2009      8,673     21,979
                            50,000        1.6%          3.620     12/15/2009    113,831    288,460

Clarence A. Felong......   419,207       13.2%          0.166      4/14/2009     43,764    110,903
                           100,000        3.1%          3.620     12/15/2009    227,662    576,920

-------
(1) The percentage of total options is based on an aggregate of 3,181,888 options granted to employees in fiscal 1999.

Option Exercises

     The following table sets forth information concerning exercisable and unexercisable stock options held by each of the executive officers named in the summary compensation table at the fiscal year ended December 31, 1999. The value realized upon exercise is based on the estimated fair value of our common stock of $0.33 per share at the time of exercise less the per share exercise price, multiplied by the number of shares acquired upon exercise. The value of unexercised in-the-money options is based on the assumed initial
public offering price of $   per share less the per share exercise price,
multiplied by the number of shares underlying the options. All options were granted under our amended and restated 1998 stock option plan.

       Aggregate Option Exercises in Fiscal Year Ended December 31, 1999
                    and Option Values at December 31, 1999

                                                           Number of                 Value of
                                                     Securities Underlying          Unexercised
                                                      Unexercised Options      In-the-Money Options
                                                      at Fiscal Year End        at Fiscal Year End
                          Shares Acquired  Value   ------------------------- -------------------------
Name                        on Exercise   Realized Exercisable/Unexercisable Exercisable/Unexercisable
----                      --------------- -------- ------------------------- -------------------------
Donald M. Kendall, Jr...          --      $   --                 --                     --
Bradford S. Oberwager...      235,000      38,540          300,000/0                    --
Eric Budin..............          --          --                 --                     --
Samuel J. Salkin........      144,000      31,824          133,078/0                    --
Clarence A. Felong......          --          --           519,207/0                    --

Employment Agreement

      Mr. Newman is a party to an agreement with us effective as of April 1, 2000. As contemplated by this agreement, Mr. Newman will serve as our President, Chief Executive Officer and a member of our board of directors. Under the agreement, we agree to pay Mr. Newman a base salary of $500,000 and a signing bonus of $1,000,000. Mr. Newman has decided to accept the signing bonus in shares of our restricted common stock priced at $4.82 per share in lieu of a cash payment. Accordingly, on April 1, 2000, Mr. Newman will receive 207,468 shares of our restricted common stock. One quarter of these shares of restricted common stock will vest on April 1, 2001 and the remaining shares of restricted common stock will vest monthly over a three-year period. This bonus, however, is forfeitable if Mr. Newman voluntarily terminates his employment with us within the first year. Mr. Newman was also granted options to purchase 1,663,752 shares of our common stock at an exercise price of $4.82 per share. One quarter of the options will vest on April 1, 2001 and the remaining options will vest monthly over a three-year period, subject to Mr. Newman's continued service. If Mr. Newman is terminated within the first year of his employment, 25% of his options will automatically vest on the termination date. Additionally, Mr. Newman will receive a guaranteed $250,000 bonus, payable before April 30, 2000, as a first-year performance bonus. Mr. Newman will also receive a one-time, up-front allowance of $500,000 to use to pay for relocation costs and needs.

Compensation Protection Agreements

      We will enter into compensation protection agreements with each of our executive officers. These agreements are for a term of three years commencing in January 2000 and are subject to automatic annual extensions. If within 12 months of a change of control of our company, an executive officer's employment with us is terminated by us other than for cause or by the officer personally for good reason, excluding by reason of the officer's disability, death or retirement, then we must pay that officer: (a) his or her accrued compensation, including unpaid base salary, pro rata bonus, and vacation pay; and (b) an amount equal to two times the sum of the officer's highest annual base salary and annual bonus in effect immediately prior to the change of control. In addition, until the third anniversary of the officer's termination we will provide the officer with the maximum benefits provided to that officer between the effective date of the agreement and 90 days preceding the date of the change of control. The officer will also receive immediate vesting and removal of all restrictions on any outstanding incentive awards granted under our stock option and other stock incentive plans, excluding our employee stock purchase plan, or any other arrangement, unless it would render unavailable pooling of interest accounting for a change of control, and the board of directors determined that such change of control shall be accounted for as a pooling of interest. However, acceleration shall occur regardless of whether it would render pooling of interest accounting unavailable to the extent provided in any employment agreement, offer letter, stock option or other equity-based compensation protection agreement with an executive officer prior to the date of the compensation protection agreement with us. The compensation protection agreements further provide that the executive officers will not be required to mitigate the amounts due to them as a result of their termination.

Benefit Plans

Amended and Restated 1998 Stock Option Plan

      Our amended and restated 1998 stock option plan was adopted by our board of directors in January 2000. We expect to receive stockholder approval prior to the effectiveness of this offering. We have reserved a total of 8,117,500 shares of our common stock under our 1998 stock option plan for issuance pursuant to stock options. As of December 31, 1999, options to purchase an aggregate of 3,261,344 shares were outstanding, 736,416 shares of common stock had been purchased pursuant to exercises of stock options and 119,740 shares were available for future grant. Our board of directors may grant incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, to our employees. Non-qualified stock options may be granted to employees, non-employee directors and consultants. The maximum term of options granted under our 1998 stock option plan is ten years, however, the maximum term for incentive stock options granted to any person holding more than 10% of the voting power of all classes or our stock is five years. Our board of directors may amend our 1998 stock option plan at any time. Our 1998 stock option plan will terminate in 2008, unless terminated earlier by the board of directors.

      An option holder may exercise an option granted under our 1998 stock option plan in whole or in part at any time during the term of the option and the option holder's continuous service with us. Shares purchased under an option are subject to our right to repurchase them, to the extent that the shares have not yet vested, when the option holder's service with us ceases. An option granted under the plan generally vests over a four-year period, with 25% vesting after one year and the remaining shares vesting monthly over a three-year period. An option holder whose service with us ceases for any reason, other than upon death, disability or termination for cause, may exercise vested options in the 60-day period following termination, unless the options expire sooner by their terms. The 60-day period is extended by up to six months for terminations due to death or disability. An option holder whose service is terminated by us for cause may not exercise vested options after the date of termination.

      Employees who were offered positions of employment with us prior to March 1, 1999, also have an acceleration provision in their option agreement in the case of a change of control transaction. A change of control transaction is defined generally as a transaction or series of transactions in which our equity holders immediately prior to the change of control do not retain at least 50% of the voting power of and interest in the successor entity. In the case of a change of control, an additional 12.5% of the employee's shares covered by the option will immediately vest. This percentage will increase to 25% if the employee is employed by us immediately prior to the change of control and will be laid off by the successor entity as of the time of the change of control.

2000 Stock Incentive Plan

      Our 2000 stock incentive plan was adopted by our board of directors in January 2000. We expect to receive stockholder approval prior to the effectiveness of this offering. Our 2000 stock incentive plan provides for the grant of:

    . incentive stock options to our employees, including officers and employee directors;

    . non-qualified stock options to our employees, directors and consultants;

    .  stock appreciation rights; and

    .  other types of awards.

      Our 2000 stock incentive plan will be administered by our compensation committee which selects the optionees, determines the number of shares to be subject to each option, determines the exercise price of each option and determines the vesting and exercise periods of each option. Our 2000 stock incentive plan authorizes the issuance of an aggregate of up to 4,000,000 shares of common stock plus any remaining shares under the 1998 stock option plan. The 2000 stock incentive plan also provides for annual increases in the number of shares of common stock subject to the plan by the number of shares equal to 5% of the total number of shares outstanding or a lesser number of shares as determined by the compensation committee. We have not yet granted any options under this plan.

      The exercise price of all incentive stock options granted under our 2000 stock incentive plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all non-qualified stock options granted under our 2000 stock incentive plan shall be determined by the compensation committee, but cannot be less than 85% of the fair market value on the date of grant unless otherwise determined by the compensation committee. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of any these options must not exceed five years. The term of all other awards granted under our 2000 stock incentive plan will be determined by the compensation committee.

      An option holder's initial grant will vest 25% at the first anniversary date and monthly thereafter, such that the option will be fully exercisable four years after its date of grant. Subsequent options will vest monthly commencing on the first month after the grant date, such that the option will be fully exercisable four years after the grant date.

      An option holder under our 2000 stock incentive plan whose services with us ceases for any reason, other than death or disability, may exercise vested options in the 90-day period following termination, unless the options expire sooner by their terms. For terminations caused by death or disability, the exercise period is 12 months.

      In the event of a change of control where the acquiror assumes options granted under the 2000 stock incentive plan, none of these options are subject to accelerated vesting. However, assumed options will automatically become fully vested if the grantee is terminated by the acquiror within six months of a change of control. In the event of a change of control where the acquiror does not assume options granted under the 2000 stock incentive plan, all of these options become fully vested upon the closing of the acquisition.

      Unless terminated earlier, our 2000 stock incentive plan will terminate in 2010. Our board of directors has authority to amend or terminate our 2000 stock incentive plan, provided that this action will not impair the rights of any participant without the written consent of that participant.

2000 Non-Employee Director Stock Option Program

      Our 2000 non-employee director stock option program was adopted by our board of directors pursuant to the 2000 stock incentive plan and is subject to the terms and conditions of the 2000 stock incentive plan. The non-employee director program provides for automatic option grants to non-employee directors. Our non-employee director program has been approved by our board of directors prior to the effectiveness of this offering. The non-employee director program is effective upon the effectiveness of this offering, and no options will be granted under this program until that time.

      The purpose of the non-employee director program is to enhance our ability to attract and retain the best available non-employee directors and to provide them additional incentives to promote the success of our business.

      Under this program, each non-employee director in office upon the effectiveness of this offering and each non-employee director first elected to our board of directors following the effectiveness of this offering will automatically be granted an option to acquire 25,000 shares of our common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. Twenty-five percent of the options will vest and become exercisable 12 months after the grant date, with the remaining option shares vesting monthly over the remaining three-year period and an additional 1/48 of the shares subject to the option will vest on each monthly anniversary of the grant date thereafter. Upon the date of each annual stockholders' meeting, each non-employee director who has been a member of our board of directors for at least 11 months prior to the date of the stockholders' meeting will receive an automatic option grant for 5,000 shares of our common stock at an exercise price equal to the fair market value of our common stock at the date of grant. These options will vest monthly over a four-year period and become exercisable as to 1/48 of the shares subject to the option on each monthly anniversary of the grant date.

      The term of each automatic option grant and the extent to which it will be transferable will be provided in a stock option agreement. The option exercise price may be paid by cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option or any combination of these methods.

      The non-employee director program is administered by our board of directors or a committee designated by the board made up of two or more non-employee directors. The program administrator determines the terms and conditions of awards and interprets the terms of the program.

      Unless terminated earlier, the non-employee director program will terminate automatically in 2010 when the 2000 stock incentive plan terminates. Our board of directors has the authority to amend, suspend or terminate the non-employee director program provided that these actions do not affect awards to non-employee directors previously granted under the program unless agreed to by the affected non-employee directors.

2000 Employee Stock Purchase Plan

      Our employee stock purchase plan was adopted by our board of directors in January 2000. We expect to receive stockholder approval prior to the effectiveness of this offering. Our employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code to provide our employees with an opportunity to purchase common stock through payroll deductions.

      An aggregate of 2,000,000 shares of common stock has been reserved for issuance and are available for purchase under our employee stock purchase plan, pending adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. The employee stock purchase plan provides for annual increases in the number of shares of common stock subject to the plan equal to the lesser of:

    .  two million shares;

    . the number of shares equal to 1.75% of the total number of shares outstanding; or

    . a lesser number of shares as determined by the compensation committee.

      All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in our employee stock purchase plan. Employees hired after the closing of this offering are eligible to participate in our employee stock purchase plan, subject to a ten-day waiting period after hiring. Non-employee directors, consultants, and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in our employee stock purchase plan are not eligible to participate in this plan.

      Our employee stock purchase plan designates offer periods, purchase periods and exercise dates. Offer periods are generally overlapping periods of 24 months. The initial offer period begins on the effective date of our employee stock purchase plan, which is the effective date of the registration statement relating to this offering, and ends on February 14, 2002. Additional offer periods will commence each February 15 and August 15. Purchase periods are generally six months in length, with the initial purchase period commencing on the effective date of our employee stock purchase plan and ending on August 14, 2000. Thereafter, purchase periods will commence each February 15 and August 15. Exercise dates are the last day of each purchase period. In the event we merge with or into another corporation, sell all or substantially all of our assets, or enter into other transactions in which all of our stockholders before the transaction own less than 50% of the total combined voting power of our outstanding securities following the transaction, the administrator of our employee stock purchase plan may elect to shorten the offer period then in progress.

      On the first day of each offer period, a participating employee is granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our employee stock purchase plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under our employee stock purchase plan during any purchase period is the lesser of 85% of the fair market value of the common stock on the date of the grant of the option, which is the commencement of the offer period, or 85% of the fair market value of the common stock on the exercise date, which is the last day of a purchase period. The participant's purchase right is exercised in this manner on each exercise date arising in the offer period unless, on the first day of any purchase period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the offer period. If so, the participant's participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period effective the same date.

      Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay, exclusive of bonuses, overtime, shift-premiums, commissions, reimbursements or other expense allowances. Participants may not make direct cash payments to their accounts. The maximum number of shares of common stock that any employee may purchase under our employee stock purchase plan during a purchase period is 500 shares. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

      Our employee stock purchase plan will be administered by our board of directors or a committee designated by our Board, which will have the authority to terminate or amend our employee stock purchase plan, subject to specified restrictions, and otherwise to administer our employee stock purchase plan and to resolve all questions relating to the administration of the plan.

401K Plan

      In 1999, we implemented a 401(k) plan covering all employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation up to the prescribed annual limit, which is $10,500 in 2000, and contribute these amounts to the 401(k) plan. Employees become fully vested in these contributions immediately, subject to limitations on access to the contributions during the duration of employment. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Contributions by us, if any, will be deductible by us when made. We have not made any contributions under this plan. The trustee under the 401(k) plan, at the direction of each participant, invests the 401(k) plan employee salary deferrals in selected investment options.

Limitation of Liability and Indemnification Matters

      The certificate of incorporation that we will adopt immediately prior to the effectiveness of this offering provides that, except to the extent prohibited by Delaware law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. Under Delaware law, the directors have a fiduciary duty to our company that is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies including injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware law for:

    .  breach of the director's duty of loyalty;

    . acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law;

    .  actions leading to improper personal benefit to the director; and

    . payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law.

This provision also does not affect a director's responsibilities under any other laws, including the federal securities laws or state or federal environmental laws.

      Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, judgements, fines and amounts paid in settlement actually and reasonably incurred by the person in the action, suit or proceeding.

      We plan to enter into indemnification agreements with our directors and our executive officers containing provisions that may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status of service as directors or officers other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to obtain directors and officers' liability insurance for our directors or officers.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

      The Securities and Exchange Commission is of the opinion that indemnification of directors, officers and persons controlling our company for violations of the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

                           RELATED PARTY TRANSACTIONS

      In May 1998, we entered into restricted stock purchase agreements with our co-founders, Donald M. Kendall, Jr. and Eric Budin, under which they received shares of our securities in exchange for their entire membership interest in Nutrition Direct, LLC, our predecessor entity. Mr. Kendall received 1,449,834 shares of our common stock and 22,976 shares of our Series A convertible preferred stock. Mr. Budin received 989,526 shares of our common stock. Under the terms of these agreements, we have repurchase rights with respect to any unvested shares. Approximately 30% of their shares vested immediately and the remainder vest monthly over a 34-month period beginning in May 1998. In March 1999, the agreements were revised to amend the accelerated vesting provisions upon a change of control transaction and the subsequent termination of their employment.

      The following table sets forth information concerning option grants to our current executive officers and directors since our inception in January 1998. In each case, the exercise price for the options reflected the fair market value per share of our common stock as determined by our board of directors or its compensation committee.

                                                                  Exercise Price
Name                                        Date of Grant Options   Per Share
----                                        ------------- ------- --------------
Bradford S. Oberwager......................  12/18/1998   235,000     $0.166
                                              10/8/1999   300,000      0.330

Laureen De Buono...........................   11/3/1999   375,000      3.620

Clarence A. Felong.........................   4/14/1999   419,207      0.166
                                             12/15/1999   100,000      3.620

Bruce S. Mowery............................    6/1/1999   227,078      0.166
                                             12/15/1999    50,000      3.620

Samuel J. Salkin...........................    8/4/1998   144,000      0.109
                                              5/25/1999    83,078      0.166
                                             12/15/1999    50,000      3.620

Perk Perkins...............................  10/29/1998    30,000      0.166

John Sculley III...........................  10/29/1998    90,000      0.166

      Mr. Oberwager's option to purchase 235,000 shares of our common stock vests over a 23-month period, which began in May 1999. Upon a change of control of our company, an additional 12.5% of the shares into which the options are exercisable immediately vest. Upon a change of control and a subsequent termination of employment, an additional 25% of the shares into which the options are exercisable immediately vests. Mr. Oberwager's option to purchase 300,000 shares of our common stock vests subject to the terms and conditions of our 1998 stock option plan. Upon a change of control of our company, an additional 12.5% of the shares into which the options are exercisable immediately vest. Upon a change of control and a subsequent termination of employment, an additional 25% of the shares into which the options are exercisable immediately vests. Solely upon the termination of employment without cause, 50% of the shares into which the options are exercisable immediately vest.

      Ms. De Buono's option to purchase 375,000 shares of our common stock vests subject to the terms and conditions of our 1998 stock option plan. Upon termination of employment for reasons other than those indicated in Ms. De Buono's employment offer letter, between six and 12 months from the start of her employment, 25% of the options immediately vest. Upon a change of control of our company, 12.5% of the shares into which the options are exercisable immediately vest, and upon a change of control and a subsequent termination of employment or diminution of duties, 37.5% of the shares into which the options are exercisable immediately vest.

      Mr. Mowery's option to purchase 277,078 shares of our common stock and Mr. Felong's option to purchase 519,207 shares of our common stock vest subject to the terms and conditions of our 1998 stock option plan with no accelerated vesting.

      Mr. Salkin's option to purchase 144,000 shares of our common stock vests subject to the terms and conditions of our 1998 stock option plan. Upon a change of control of our company, 12.5% of the shares into which the options are exercisable immediately vest, and upon a change of control and a subsequent termination of employment or diminution of duties, 25% of the shares into which the options are exercisable immediately vest. Mr. Salkin's option to purchase 133,078 shares of our common stock vests subject to the terms and conditions of our 1998 stock option plan with no accelerated vesting.

      Mr. Perkins' option to purchase 30,000 shares of our common stock and Mr. Sculley's option to purchase 90,000 shares of our common stock vested immediately.

      In February 1998, we issued a warrant to purchase an aggregate of 14,634 shares of our Series A convertible preferred stock to Donald M. Kendall, Sr., father to Donald M. Kendall, Jr., our Chief Executive Officer. The warrant expires in May 2003, or immediately upon the occurrence of any of the following:

    .  liquidation, dissolution or winding up of our business;

    . sale, lease or other disposition of all or substantially all of our assets; or

    . our merger or consolidation with or into any corporation or other entity where our equity holders immediately prior to such event do not retain at least 50% of the voting power of and interest in the successor entity.

      In August 1999, we entered into a stock purchase agreement with Bergen Brunswig Drug Company, our primary fulfillment provider of health products. In this agreement we issued 1,169,922 shares of our common stock to Bergen Brunswig in connection with transactions related to the prescription pharmaceuticals Internet fulfillment services agreement with Medi-Mail, a wholly owned subsidiary of Bergen Brunswig.

      In November 1999, we entered into a share purchase agreement with Roger Hardy and William Wrixon, who in the aggregate owned the entire equity interest in Clearly Contacts, now a division of our company. In exchange for Mr. Hardy's entire interest in Clearly Contacts, he received $262,500 and 165,000 shares of our common stock. In exchange for Mr. Wrixon's entire interest in Clearly Contacts, he received $87,500 and 55,000 shares of our common stock.

      As of December 31, 1999, we have issued shares of preferred stock in private placement transactions as follows:

    . an aggregate of 398,109 shares of Series A convertible preferred stock at $1.64 per share to five investors;

    . an aggregate of 1,528,000 shares of Series B mandatorily redeemable convertible preferred stock at $1.64 per share to four investors;

    . an aggregate of 6,611,446 shares of Series C mandatorily redeemable convertible preferred stock at $1.66 per share to seven investors; and

    . an aggregate of 9,233,864 shares of Series D mandatorily redeemable convertible preferred stock at $4.82 per share to 39 investors.

      The following table sets forth the number of shares of Series A convertible preferred stock and, Series B, Series C and Series D mandatorily redeemable convertible preferred stock purchased by our directors, officers, five percent stockholders and their respective affiliates. Upon the completion of this offering, each share of the preferred stock converts into shares of our common stock. Each share of Series A convertible preferred stock and Series B mandatorily redeemable convertible preferred stock converts into one and one half shares of our common stock. Each share of Series C and D mandatorily redeemable preferred stock converts into one share of our common stock.

                                       Series A  Series B  Series C  Series D
Holder                                 Preferred Preferred Preferred Preferred
------                                 --------- --------- --------- ---------
Donald M. Kendall, Jr.................   22,976     46,000    12,169    18,520
Donald M. Kendall, Sr.................  250,384        --        --        --
John Sculley, III.....................      --      46,000       --     41,493
21st Century Internet Fund, L.P.......      --   1,105,000 1,117,470   989,626
SOFTBANK Affiliates...................      --         --  1,746,988 1,659,751
Rho Management Trust I................      --         --  1,987,952 1,360,995
Boston Millennia Limited Partnership
 and affiliates.......................      --         --        --  1,659,746
Health Business Partners, LLC and its
 affiliates...........................      --     331,000   391,566   636,203
HealthCare Ventures V, L.P............      --         --  1,325,301   220,796

      We have entered into a registration rights agreement with various preferred stockholders described above pursuant to which they will have specified registration rights with respect to their shares of common stock following this offering. Upon the completion of this offering, all shares of our outstanding preferred stock will be automatically converted into shares of common stock.

      We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law. We will enter into compensation protection agreements with each of our executive officers.

      We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested outside directors on our board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

    . each person or entity known by us to own beneficially more than 5% of our common stock;

    . our Chief Executive Officer, each of the executive officers named in the summary compensation table and each of our directors; and

    .  all of our executive officers and directors as a group.

      The beneficial ownership is calculated based on 23,800,172 shares of our common stock issued and outstanding as of December 31, 1999, assuming the conversion of Series A convertible preferred stock and Series B, Series C and Series D mandatorily redeemable convertible preferred stock into common stock, which will occur automatically upon the effectiveness of this offering, and shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of December 31, 1999 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares of our common stock held by an other individual. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

      The address of each of the executive officers and directors is c/o more.com, Inc., 520 Third Street, Second Floor, San Francisco, California 94107.

                                                          Number of         Percentage of Shares
                                                            Shares           Beneficially Owned
                                                         Beneficially --------------------------------
Beneficial Owner                                            Owned     Prior to Offering After Offering
----------------                                         ------------ ----------------- --------------
21st Century Internet Fund, L.P.........................  3,764,596         15.8%
 John Neil Weintraut, Member
 21st Century Internet Management Partners, LLC
 Two South Park, 2nd Floor, San Francisco, CA 94107

Rho Management Trust I..................................  3,348,947         14.1%
 Mark Leschly, Managing Director
 Rho Management Company, Inc., Investment Advisor
 152 W 57th Street, New York, NY 10019

SOFTBANK Affiliates (1).................................  3,406,739         14.3%
 E. Scott Russell
 200 West Evelyn Ave., Suite 200, Mountain View, CA
 94043

Boston Millennia Limited Partnership and                  1,314,315          5.5%
 Affiliates (2).........................................
 Martin Hernon, General Partner
 Glen Partners Limited Partnership, General Partner
 30 Rowes Wharf, Boston, MA 02110

HealthCare Ventures V, L.P..............................  1,546,097          6.5%
 Jeffrey Steinberg
 Administrative Partner of HealthCare Partners V, L.P.
 The General Partner of HealthCare Partners V, L.P.
 44 Nassau Street, Princeton, NJ 08542-4511


                                                         Number of         Percentage of Shares
                                                           Shares           Beneficially Owned
                                                        Beneficially --------------------------------
Beneficial Owner                                           Owned     Prior to Offering After Offering
----------------                                        ------------ ----------------- --------------
Health Business Partners, LLC and its Affiliates (3)...   1,524,269         6.4%
 Daniel Warshay, Member
 5784 Post Road, Suite 5, Warwick, RI 02818

Donald M. Kendall, Jr. (4).............................   1,583,987         6.7%

Eric Budin (5).........................................     989,526         4.2%

Bradford Oberwager (6).................................     820,375         3.4%

Samuel Salkin (7)......................................     277,078         1.2%

Clarence A. Felong (8).................................     519,207         2.2%

Mark Leschly (9).......................................   3,348,947        14.1%

Thomas A. Penn (10)....................................   1,314,315         5.5%

Perk Perkins (11)......................................      30,000          *

Donald R. Roden........................................          --         --

E. Scott Russell (12)..................................   3,406,739        14.3%

John Sculley III (13)..................................      90,000          *

John Neil Weintraut (14)...............................   3,764,596        15.8%

Executive officers and directors as a group              16,796,848        70.6%
 (11 persons) (15).....................................

--------
 (1) Consists of (a) 2,528,419 shares held by SOFTBANK Venture Capital IV, L.P.; (b) 48,445 shares held by SOFTBANK Technology Advisors Fund, L.P.;
      (c) 795,128 shares held by SOFTBANK Venture Capital V, L.P.; (d) 21,694 shares held by SOFTBANK Technology Advisors Fund V, L.P.; and (e) 13,053 shares held by SOFTBANK / Technology Entrepreneurs Fund V, L.P.
 (2) Consists of 1,293,230 shares held by Boston Millennia Limited Partnership and 21,085 shares held by Boston Millennia Associates I Partnership.
 (3) Consists of (a) 496,500 shares held by GreenTree Nutrition Investors, LLC; (b) 391,566 shares held by Greentree Nutrition Investors II, LLC; and (c) 636,203 shares held by Greentree Nutrition Investors IV, L.P. Health Business Partners, LLC is the general partner and administrator of the above funds.
 (4) Includes 463,843 shares subject to repurchase by us as of December 31, 1999.
 (5) Includes 309,227 shares subject to repurchase by us as of December 31, 1999.
 (6) Includes 163,478 shares subject to repurchase by us as of December 31, 1999 and an option to purchase 300,000 shares of common stock exercisable within 60 days of December 31, 1999.
 (7) Includes 96,000 shares subject to repurchase by us as of December 31, 1999 and an option to purchase 133,078 shares of common stock exercisable within 60 days of December 31, 1999.
 (8) Represents an option to purchase 519,207 shares of common stock exercisable within 60 days of December 31, 1999.
 (9) Mark Leschly, one of our directors, is a director of Rho Management Company, Inc. The shares represent shares held by Rho Management Company, Inc. Mr. Leschly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest as a director.
(10) Thomas A. Penn, one of our directors, is a Partner at Boston Millennia Partners. The shares represent shares held by Boston Millennia Limited Partnership and its affiliate. Mr. Penn disclaims beneficial ownership of these shares except to the extent of his pecuniary interest as a general partner.
(11) Represents an option to purchase 30,000 shares of common stock exercisable within 60 days of December 31, 1999.

(12) E. Scott Russell, one of our directors, is a managing member of SOFTBANK Venture Capital. The shares represent shares held by SOFTBANK affiliates. Mr. Russell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest as a managing member.
(13) Represents an option to purchase 90,000 shares of common stock exercisable within 60 days of December 31, 1999.
(14) John Neil Weintraut, one of our directors, is a partner at 21st Century Internet Venture Partners. The shares represent shares held by 21st Century Internet Ventures Partners. Mr. Weintraut disclaims beneficial ownership of these shares except to the extent of his pecuniary interest as a partner.
(15) Includes (a) 11,834,597 shares deemed to be beneficially owned by certain of our directors as set forth in notes (2), (9), (10) and (11) above; and
      (b) 1,724,363 shares of common stock issuable upon exercise of stock options held by our executive officers and directors within 60 days of December 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

      The following description of our securities and of provisions of our certificate of incorporation and bylaws is merely a summary. A complete description of the rights and preferences is set forth in the provisions of our certificate of incorporation, our bylaws and applicable corporate laws. The description of common stock and preferred stock reflect changes to our capital structure that will occur upon the effectiveness of this offering in accordance with the terms of the certificate of incorporation that we will adopt immediately prior to the effectiveness of this offering.

      Upon the effectiveness of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of undesignated preferred stock, par value $0.001.

Common Stock

      As of December 31, 1999, we are authorized to issue 30,000,000 shares of common stock. After giving effect to the conversion of all outstanding shares of our Series A convertible preferred stock and Series B, Series C and Series D mandatorily redeemable convertible preferred stock upon the completion of this offering, 23,800,172 shares of our common stock were issued and outstanding.

      The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      As of December 31, 1999, we are authorized to issue 19,706,478 shares of our preferred stock. As of December 31, 1999, each of the 398,109 shares of our Series A convertible preferred stock and 1,528,000 shares of our Series B mandatorily redeemable convertible preferred stock will convert into one and one half shares of common stock. Each of the 6,611,446 shares of our Series C mandatorily redeemable convertible preferred stock and 9,233,864 shares of our Series D convertible preferred stock will convert into one share of common stock upon the effectiveness of this offering. Upon the effectiveness of this offering, our board of directors will be authorized, absent any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each of the series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and maybe adversely affected by, the rights of holders of any preferred stock that maybe issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

      After this offering, a number of holders of shares of our common stock will be entitled to registration rights with respect to their shares. Beginning 180 days after this offering, a number of holders may require us to register all or part of their shares. In addition, these holders may require us to include their shares in future registration statements that we file and may require us to register their shares on Form S-3. Furthermore, beginning 180 days after this offering, other holders of our common stock may also require us to include their shares in future registration statements that we file. Upon registration, these shares will be freely tradable in the public market without restriction.

      All expenses in effecting these registrations, with the exception of underwriting discounts and selling commissions, will be borne by us. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. We have agreed to indemnify the holders of these registration rights, and each selling holder has agreed to indemnify us, against liabilities under the Securities Act, the Securities Exchange Act or other applicable federal or state law.

Warrants

Series A Warrants

      We issued warrants to purchase an aggregate of 20,731 shares of Series A convertible preferred stock to all our Series A convertible preferred stock holders except Donald M. Kendall, Jr. The warrants expire in May 2003, or immediately upon the occurrence of any of the following:

    .  liquidation, dissolution or winding up of our business;

    . sale, lease or other disposition of all or substantially all of our assets; or

    . our merger or consolidation with or into any corporation or other entity where our equity holders immediately prior to such event do not retain at least 50% of the voting power of and interest in the successor entity.

Series C Warrants

      In connection with an equipment leasing facility, we issued warrants to purchase an aggregate of 48,192 shares of Series C convertible preferred stock with an exercise price of $1.66 per share. In general, the warrants expire on the later of ten years from issuance, or five years from the closing of an initial public offering by us.

Anti-Takeover Provisions

      Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits any Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

    . prior to that date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    . upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

    . on or following that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines business combination to include:

    . any merger or consolidation involving the corporation and the interested stockholder;

    . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

      Our certificate of incorporation and bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company. In particular, our certificate of incorporation and bylaws, as applicable, among other things:

    . provide that our board of directors will be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire at the first, second and third succeeding annual meeting of the stockholders following our initial public offering, respectively. At each such succeeding annual meeting, directors elected to succeed those directors whose terms are expiring at such meeting shall be elected for a three-year term of office. A vote of at least 80% of our capital stock would be required to amend this provision;

    . provide that special meetings of the stockholders may be called only by our president, our secretary or at the direction of the board. Advance written notice is required, which generally must be received by the secretary not less than 30 days nor more than 60 days prior to the meeting, by a stockholder of a proposal or director nomination that such stockholder desires to present at a meeting of stockholders. Any amendment of this provision would require a vote of at least 80% of our capital stock;

    . provide that our stockholders will not be permitted to act by written consent;

    . do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

    . provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders; and

    . allow us to issue up to 10,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discouraging certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe. Its address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-2469.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering, we will have      shares of common stock
outstanding. Of this amount, the      shares offered by this prospectus will be
available for immediate sale in the public market as of the date of this prospectus. Following the expiration of 180-day lockup agreements with the
representatives of the underwriters,      shares will be available for sale in
the public market, subject in some cases to compliance with the volume and other limitations of Rule 144 of the Securities Act.

                           Approximate Number
 Days after the Date of  of Shares Eligible for
    this Prospectus           Future Sale                                   Comment
------------------------ ---------------------- ---------------------------------------------------------------
Upon effectiveness......                        Freely tradable shares sold in this offering
180 days................                        Lock-up released; shares saleable under Rule 144, 144(k) or 701

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

    .  one percent of the then outstanding shares of common stock; or

    . the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

      A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under the limitations imposed by Rule 144, even after the applicable holding periods have been satisfied.

      We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

      Our company and our directors, executive officers, stockholders with registration rights and other stockholders and option holders have agreed, under the purchase agreement and other agreements, that they will not sell any common stock without the prior written consent of Merrill Lynch for a period of 180 days from the date of this prospectus, except that we may, without consent, grant options and sell shares under our stock plans.

      Any employee or consultant who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of December 31, 1999, the holders of options to purchase
approximately      shares of common stock will be eligible to sell their shares upon the expiration of the 180-day lockup period, subject to the vesting of those options.

      We intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, as soon as practicable after the completion
of this offering to register      shares of common stock
subject to outstanding stock options or reserved for issuance under our stock plans. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

                                  UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                       Number of
          Underwriters                                                  Shares
          ------------                                                 ---------
     Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................
     Lehman Brothers Inc. ............................................
     U.S. Bancorp Piper Jaffray Inc. .................................
                                                                        ------
          Total.......................................................
                                                                        ======

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $   per share. The underwriters may allow, and the
dealers may reallow, a discount not in excess of $   per share to other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                          Per Share Without Option With Option
                                          --------- -------------- -----------
     Public offering price...............      $           $             $
     Underwriting discount...............      $           $             $
     Proceeds, before expenses, to
      more.com...........................      $           $             $

      The expenses of the offering, not including the underwriting discount,
are estimated at $   million and are payable by us.

Over-allotment Option

      We have granted options to the underwriters to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

      We, our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, these other individuals and we have agreed not to directly or indirectly:

    .  offer, pledge, sell or contract to sell any common stock;

    .  sell any option or contract to purchase any common stock;

    .  purchase any option or contract to sell any common stock;

    .  grant any option, right or warrant for the sale of any common stock;

    .  lend or otherwise dispose of or transfer any common stock;

    . request or demand that we file a registration statement related to the common stock; or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

      We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "MORE."

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among the representatives and us. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    . the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

    .  our financial information;

    . the history of, and the prospects for, our company and the industry in which we compete;

    . an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    .  the present state of our development; and

    . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Attorneys employed by Morrison & Foerster LLP will purchase shares in our directed share program.

                                    EXPERTS

      The consolidated financial statements of more.com, Inc. as of December 31, 1998 and 1999 and for the period from January 9, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, and the financial statements of Comfort Living, Inc. as of December 31, 1998 and 1999 and for each of the years then ended, included in this prospectus have been so included in reliance on the reports (which for Comfort Living, Inc. contains an explanatory paragraph relating to the ability of Comfort Living, Inc. to continue as a going concern as described in Note 1 to its financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                        CHANGE IN PRINCIPAL ACCOUNTANTS

      In January 2000, Ernst & Young LLP was dismissed, and PricewaterhouseCoopers LLP replaced Ernst & Young LLP as our independent accountants. The selection of PricewaterhouseCoopers LLP as our independent accountants was ratified by our audit committee in January 2000. During fiscal 1998 and fiscal 1999, we had no disagreement with our former accountants, Ernst & Young LLP, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. Ernst & Young LLP did not issue a report on our financial statements with respect to the year ended December 31, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the Registration Statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the Registration Statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may also inspect these reports and other information without charge at a Web site maintained by the SEC. The address of this site is http://www.sec.gov.

      Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference

                                 MORE.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
more.com, Inc. Consolidated Financial Statements
Report of Independent Accountants..........................................  F-2
Consolidated Balance Sheets................................................  F-3
Consolidated Statements of Operations......................................  F-4
Consolidated Statements of Stockholders' Deficit...........................  F-5
Consolidated Statements of Cash Flows......................................  F-6
Notes to Consolidated Financial Statements.................................  F-7
Pro Forma Combined Consolidated Financial Information
Overview................................................................... F-31
Pro Forma Combined Consolidated Balance Sheet.............................. F-32
Pro Forma Combined Consolidated Statement of Operations Information........ F-33
Notes to Pro Forma Combined Consolidated Financial Information............. F-34
Comfort Living, Inc.
Report of Independent Accountants.......................................... F-35
Balance Sheets............................................................. F-36
Statements of Operations................................................... F-37
Statements of Stockholders' Equity (Net Capital Deficiency)................ F-38
Statements of Cash Flows................................................... F-39
Notes to Financial Statements.............................................. F-40

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of more.com, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of more.com, Inc. and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from January 9, 1998 (inception) through December 31, 1998 and for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 4, 2000

                                 MORE.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                    Pro Forma
                                                                  Stockholders'
                                                                    Equity at
                                        December 31, December 31, December 31,
                                            1998         1999         1999
                                        ------------ ------------ -------------
                                                                   (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents............   $  8,549     $ 24,655
  Short-term investments...............      1,003           --
  Accounts receivable, net.............         23          591
  Inventories..........................         22          175
  Prepaid expenses and other current
   assets..............................        172          641
                                          --------     --------
    Total current assets...............      9,769       26,062
Fixed assets, net......................        300        6,452
Intangible assets, net.................      1,472        7,551
Other assets...........................         --           96
                                          --------     --------
Total assets...........................   $ 11,541     $ 40,161
                                          ========     ========
LIABILITIES, MANDATORILY REDEEMABLE
 CONVERTIBLE PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.....................   $    331     $  1,421
  Accrued liabilities..................        466        6,174
  Current portion of borrowings under
   lines of credit.....................        375          891
                                          --------     --------
    Total current liabilities..........      1,172        8,486
                                          --------     --------
Borrowings under lines of credit, less
 current portion.......................        225        1,376
Mandatorily redeemable convertible
 preferred stock (Note 6)..............     13,481       58,064     $     --
Commitments and contingencies (Note 8)
Stockholders' equity (deficit):
  Preferred stock: issuable in series,
   $0.001 par value; 419 shares
   authorized, 398 shares issued and
   outstanding, actual; none issued and
   outstanding, pro forma..............         10           10           --
  Common stock: $0.001 par value;
   30,000 shares authorized; 2,939 and
   5,065 shares issued and outstanding,
   actual; 30,000 shares authorized,
   23,800 shares issued and
   outstanding, pro forma..............          3            5           24
  Additional paid-in capital...........      2,190       16,698       74,753
  Deferred stock-based compensation....       (371)      (4,624)      (4,624)
  Accumulated deficit..................     (5,169)     (39,854)     (39,854)
                                          --------     --------     --------
    Total stockholders' equity
     (deficit).........................     (3,337)     (27,765)    $ 30,299
                                          --------     --------     ========
                                          $ 11,541     $ 40,161
                                          ========     ========

   The accompanying notes are an integral part of these financial statements

                                 MORE.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                Period from
                                              January 9, 1998
                                              (inception) to      Year ended
                                             December 31, 1998 December 31, 1999
                                             ----------------- -----------------
Net revenues:..............................       $    99          $  2,923
  Cost of net revenues (1).................           143             3,753
                                                  -------          --------
    Gross profit (loss)....................           (44)             (830)
                                                  -------          --------
Operating expenses:
  Marketing and sales (2)..................         2,613            20,480
  Product development (3)..................         1,387             3,254
  General and administrative (4)...........           788             5,187
  Amortization of deferred stock-based
   compensation............................           404             5,061
                                                  -------          --------
    Total operating expenses...............         5,192            33,982
                                                  -------          --------
Operating loss.............................        (5,236)          (34,812)
Other income (expense):
  Interest income..........................           107               482
  Interest expense.........................           (40)             (355)
                                                  -------          --------
Net loss...................................       $(5,169)         $(34,685)
Accretion of discount on mandatorily
 redeemable convertible preferred stock....          (101)           (1,597)
                                                  -------          --------
Net loss available to common stockholders..       $(5,270)         $(36,282)
                                                  =======          ========
Basic and diluted net loss per share.......       $ (5.90)         $ (15.74)
Pro forma basic and diluted net loss per
 share (unaudited).........................                        $  (2.68)
Weighted average shares outstanding used to
 compute basic and diluted net loss per
 share.....................................           893             2,305
Weighted average shares outstanding used to
 compute pro forma basic and diluted net
 loss per share (unaudited)................                          13,556

--------
(1) Excludes stock-based compensation charges of $11 in 1998 and $31 in 1999.
(2) Excludes stock-based compensation charges of $93 in 1998 and $1,619 in 1999.
(3) Excludes stock-based compensation charges of $39 in 1998 and $1,986 in 1999.
(4) Excludes stock-based compensation charges of $261 in 1998 and $1,425 in 1999.

   The accompanying notes are an integral part of these financial statements

                                 MORE.COM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                 (in thousands)

                                                           Stockholders' Deficit
                               -----------------------------------------------------------------------------
                                 Series A
                                Convertible
                                 Preferred
                                   Stock     Common stock  Additional   Deferred                   Total
                               ------------- -------------  Paid-in   Stock-based  Accumulated Stockholders'
                               Shares Amount Shares Amount  Capital   Compensation   Deficit      Deficit
                               ------ ------ ------ ------ ---------- ------------ ----------- -------------
Issuance of Common stock and
 Series A convertible
 preferred stock to founders
 upon incorporation..........    23    $10   2,439   $ 2    $    40     $    --     $     --     $     52
Issuance of Common stock in
 connection with acquisition
 of Acumin...................    --     --     500     1        864          --           --          865
Issuance of Series A
 convertible preferred stock
 and warrants in exchange for
 cancellation of notes
 payable.....................   375     --      --    --        612          --           --          612
Deferred stock-based
 compensation related to
 stock options granted.......    --     --      --    --        775        (775)          --           --
Amortization of deferred
 stock- based compensation...    --     --      --    --         --         404           --          404
Accretion of discount on
 Series B and Series C
 mandatorily redeemable
 convertible preferred
 stock.......................    --     --      --    --       (101)         --           --         (101)
Net loss and comprehensive
 loss........................    --     --      --    --         --          --       (5,169)      (5,169)
                                ---    ---   -----   ---    -------     -------     --------     --------
Balance at December 31,
 1998........................   398     10   2,939     3      2,190        (371)      (5,169)      (3,337)
                                ---    ---   -----   ---    -------     -------     --------     --------
Issuance of Common stock in
 connection with fulfillment
 agreement...................    --     --   1,170     1      4,550          --           --        4,551
Exercise of stock options....    --     --     736     1        146          --           --          147
Options issued to
 consultants.................    --     --      --    --        375          --           --          375
Deferred stock-based
 compensation related to
 stock options granted.......    --     --      --    --      9,314      (9,314)          --           --
Amortization of deferred
 stock-based compensation....    --     --      --    --         --       5,061           --        5,061
Accretion of discount on
 Series D mandatorily
 redeemable convertible
 preferred stock.............    --     --      --    --     (1,597)         --           --       (1,597)
Issuance of common stock in
 conjunction with acquisition
 of Clearly Contacts Lenses,
 Inc.........................    --     --     220    --      1,720          --           --        1,720
Net loss and comprehensive
 loss........................    --     --      --    --         --          --      (34,685)     (34,685)
                                ---    ---   -----   ---    -------     -------     --------     --------
Balance at December 31,
 1999........................   398    $10   5,065   $ 5    $16,698     $(4,624)    $(39,854)    $(27,765)
                                ===    ===   =====   ===    =======     =======     ========     ========

   The accompanying notes are an integral part of these financial statements

                                 MORE.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                    Period from
                                                                  January 9, 1998
                                                                  (inception) to   Year ended
                                                                   December 31,   December 31,
                                                                       1998           1999
                                                                  --------------- ------------
Cash flows from operating activities
Net loss........................................................      $(5,169)      $(34,685)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization expense.........................          129          1,682
  Interest expense related to converted notes payable...........           12            153
  Amortization of deferred stock-based compensation.............          404          5,061
  Compensation expense recorded for consultants.................           --            282
  Changes in operating assets and liabilities, net of assets and liabilities acquired in a purchase business combinations:
    Accounts receivable.........................................          (23)          (568)
    Inventories.................................................           13           (112)
    Prepaid expenses and other current assets...................         (172)          (374)
    Other assets................................................           --            (96)
    Accounts payable............................................          331            990
    Accrued liabilities.........................................          466          5,708
                                                                      -------       --------
      Net cash used in operating activities.....................       (4,009)       (21,959)
                                                                      -------       --------

Cash flows from investing activities
Purchases of fixed assets, net of acquired business.............         (341)        (5,762)
Purchases of short-term investments.............................       (1,003)            --
Sales of short-term investments.................................           --          1,003
Acquisition of intangible assets................................           --           (323)
Business combinations, net of cash acquired.....................         (730)          (414)
                                                                      -------       --------
      Net cash used in investing activities.....................       (2,074)        (5,496)
                                                                      -------       --------

Cash flows from financing activities
Borrowings under lines of credit................................          600          1,350
Repayment of lines of credit....................................           --           (769)
Proceeds from issuance of convertible notes payable.............          600             --
Proceeds from issuance of convertible subordinated notes
 payable........................................................           --         12,000
Net proceeds from issuance of mandatorily redeemable convertible
 preferred stock................................................       13,380         30,833
Net proceeds from issuance of preferred and common stock........           52            147
                                                                      -------       --------
Net cash provided by financing activities.......................       14,632         43,561
                                                                      -------       --------
Net increase in cash and cash equivalents.......................        8,549         16,106
Cash and cash equivalents at beginning of period................           --          8,549
                                                                      -------       --------
Cash and cash equivalents at end of period......................      $ 8,549       $ 24,655
                                                                      =======       ========

   The accompanying notes are an integral part of these financial statements

                                 MORE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

      more.com, Inc. (the "Company" or "more.com") is an Internet health superstore. Its e-commerce Web site, www.more.com, was launched on August 17, 1999. The Company was incorporated on May 14, 1998 in Delaware. Prior to its incorporation, the Company operated as Nutrition Direct LLC, which was formed on January 9, 1998 by the founders who contributed a total of $52,000 in cash. Immediately after the Company's incorporation as more.com, the founders retained the same voting rights as they had possessed in Nutrition Direct LLC. The Company has derived substantially all of its revenue from sales in North America.

      The Company has incurred significant operating losses since inception of operations and has limited working capital. The Company has financed its operations to date through the issuance of debt and equity securities. Further development and establishment of the Company's business will require additional equity financing. The Company believes that financing can be obtained from existing or new investors. However, there can be no assurance that the Company will be able to obtain such equity financing on acceptable terms, if at all.

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Business and Concentration Risks

      The Company operates in the e-commerce market, which is new, rapidly evolving and highly competitive. The Company competes with other Internet companies, established chain drugstores, mass market retailers, supermarkets, warehouse clubs, cosmetic departments at major department stores and mail-order pharmacies.

      The Company currently depends primarily on one vendor to provide order fulfillment. Although the Company believes that there are alternative vendors for order fulfillment, there can be no assurance that the Company will maintain its relationship with this vendor.

      The Company is heavily dependent upon a number of other third parties for credit card processing. In addition, the United Parcel Service of America, Inc. and the United States Postal Service deliver substantially all of the Company's products. Interruption of the services of any of these third parties could have a material adverse impact on the Company.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

                                 MORE.COM, INC.

Fair Value of Financial Instruments

      Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, approximate fair value due to their short maturities. Based upon borrowing rates currently available to the Company for loans with similar terms, the carrying value of capital lease obligations approximates fair value.

Cash and Cash Equivalents

      The Company considers investments in highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. The Company maintains its cash in depository accounts with high credit quality financial institutions.

Short-Term Investments

      The Company has classified all short-term investments in debt securities as available-for-sale. Available-for-sale securities are carried at cost which approximates fair market value. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. Interest earned on securities classified as available-for-sale is also included in interest income.

Concentrations of Credit Risk and Credit Evaluations

      The Company is subject to concentrations of credit risk from its holdings of cash, cash equivalents and short-term investments, which are held principally with two domestic financial institutions. The Company conducts business with individuals over the Internet. Sales to individuals are principally paid for via credit cards and the Company's accounts receivable are not significant.

Inventories

      Inventories are carried at the lower of cost (determined on the specific identification basis) or market. Inventories consist of raw materials, work in process and nutritional products available for sale.

Fixed Assets

      Fixed assets, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the term of the lease or estimated useful lives, whichever is shorter. Maintenance and repair expenditures are charged to operations as incurred.

      In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). In accordance with SOP 98-1, the Company has capitalized certain purchased software costs and Web site development costs. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use.

                                 MORE.COM, INC.

Intangible Assets

      Intangible assets relate to the Company's acquisition of certain intellectual property rights, and goodwill related to business acquisitions accounted for under the purchase method of accounting, and deferred fulfillment costs. Intellectual property rights and goodwill are amortized using the straight-line method over their estimated useful lives, ranging from 12 to 36 months. Deferred fulfillment costs are being amortized using the straight-line method over the term of the fulfillment arrangement, which is ten years.

Long-Lived Assets

      Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write down the asset to its fair value based on the present value of estimated expected future cash flows. To date, no such impairment has been indicated.

Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method of accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Pro Forma Stockholders' Equity

      Effective upon the closing of the initial public offering of the Company's common stock, the outstanding shares of Series A convertible preferred stock and Series B, Series C and Series D mandatorily redeemable convertible preferred stock will automatically convert into 597,000, 2,292,000, 6,611,000 and 9,234,000 shares, respectively, of common stock. The Company has also issued Series A warrants and Series C warrants which will automatically convert into 31,097 and 48,192 shares, respectively, of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma consolidated balance sheet at December 31, 1999.

Net Loss Per Common Share

      The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of FAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive. Potential common shares are composed of common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of Series A convertible preferred stock and Series B, Series C and Series D mandatorily redeemable convertible preferred stock.

      Pro forma basic and diluted net loss per share is computed on the basis that all of the Series A convertible preferred stock and the Series B, Series C and Series D manditorily redeemable convertible preferred stock convert into common stock in accordance with their terms upon the closing of a "Qualified Offering" as described in Note 6.

                                 MORE.COM, INC.

      The following table sets forth the computation of basic and diluted net loss per share and pro forma basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                   Period from
                                                 January 9, 1998   Year ended
                                                 (inception) to   December 31,
                                                December 31, 1998     1999
                                                ----------------- ------------
                                                        (in thousands)
     Numerator:
       Net loss available to common
        shareholders...........................      $(5,270)       $(36,282)
                                                     =======        ========
     Denominator:
       Weighted average common shares
        outstanding............................        2,518           3,573
       Less weighted average common shares
        issued subject to repurchase
        agreements.............................       (1,625)         (1,268)
                                                     -------        --------
       Denominator for basic and diluted
        calculation............................          893           2,305
                                                     -------
       Weighted average effect of pro forma
        conversion of securities:
         Series A preferred stock..............                          597
         Series B preferred stock..............                        2,292
         Series C preferred stock..............                        6,611
         Series D preferred stock..............                        1,751
                                                                    --------
         Denominator for pro forma basic and
          diluted calculation (unaudited)......                       13,556
                                                                    ========
     Net loss per share:
       Basic and diluted.......................      $ (5.90)       $ (15.74)
                                                     =======        ========
       Pro forma basic and diluted
        (unaudited)............................                     $  (2.68)
                                                                    ========

      The following table sets forth common stock equivalents (potential common stock) that are not included in the diluted net loss per share calculation above because their effect would be antidilutive for the periods indicated (in thousands):

                                                     Period from
                                                      January 9,
                                                         1998
                                                     (inception)
                                                          to       Year ended
                                                     December 31, December 31,
                                                         1998         1999
                                                     ------------ ------------
     Weighted average effect of common stock
      equivalents:
       Series A preferred stock.....................      379           597
       Series B preferred stock.....................    1,455         2,292
       Series C preferred stock.....................    1,162         6,611
       Series D preferred stock.....................       --         1,751
       Preferred stock warrants.....................       19            63
       Unvested shares of common stock subject to
        repurchase..................................    1,625         1,268
       Stock options................................      211         1,920
                                                        -----        ------
                                                        4,851        14,502
                                                        =====        ======

                                 MORE.COM, INC.

Stock-Based Compensation

      The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). APB 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. FAS 123 requires companies that continue to follow APB 25 to provide a pro forma disclosure of the impact of applying the fair value method of FAS 123. The Company accounts for stock issued to nonemployees in accordance with the provisions of FAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

Advertising Expenses

      The Company recognizes advertising expenses in accordance with Statement of Position 93-7, "Reporting on Advertising Costs." As such, the Company expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising production costs are expensed as incurred. Advertising expenses totaled $2.0 million for the period from January 9, 1998 (inception) to December 31, 1998, and $13.4 million for the year ended December 31, 1999.

Revenue Recognition

      Net revenues include product sales net of returns and allowances, and advertising sales and gross outbound standard shipping charges. The Company recognizes revenue from product sales, net of discounts, coupon redemption and estimated sales returns, when the products are shipped to customers. Gross outbound standard shipping and handling charges are included in net sales. The Company provides an allowance for sales returns, which is based on historical experience. For all product sales transactions with its customers, the Company acts as a principal, takes title to all products sold upon shipment, bears credit risk, and bears inventory risk of loss for returned products that are not eligible to be returned to suppliers, although these risks are mitigated through arrangements with credit card issuers and shippers. The Company recognizes revenue from advertising sales ratably over the term of the advertising campaigns. To the extent that advertising customers have paid the Company for advertisements that have yet to be published on the Company's Web site, the Company defers revenue recognition until such advertisements are delivered.

      In September 1999, the Company entered into an agreement with Bergen Brunswig Drug Company ("BBDC") for BBDC to become the Company's advertising agent. Under the terms of the agency agreement, BBDC will act as the Company's agent for finding third parties to place ads on the Company's Web site. BBDC will earn a commission based upon the advertising revenues that the Company earns. Under the terms of the contract, BBDC guaranteed minimum monthly advertising revenue to the Company in the first year of the contract, with the aggregate of the monthly minimums totaling $5.0 million by August 1, 2000. For the year ended December 31, 1999, the Company recognized $400,000, all of which related to the BBDC minimum monthly guarantee. The Company did not recognize any advertising revenue for the period from January 9, 1998 (inception) to December 31, 1998.

Comprehensive Income

      The Company complies with the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting comprehensive

                                 MORE.COM, INC.

income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. There is no difference between comprehensive loss and net loss for all periods presented.

Recent Accounting Pronouncements

      In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. SOP 98-1 was adopted by the Company on January 1, 1999.

      In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 was adopted by the Company on January 1, 1999 and requires costs of start-up activities and organization costs to be expensed as incurred.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133, as amended by FAS 137, is effective for fiscal years beginning after June 15, 2000. FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss) depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction involved. The Company does not expect that adoption of FAS 133 will have a material impact on its consolidated financial position or results of operations as the Company does not currently hold any derivative financial instruments.

NOTE 2--BALANCE SHEET COMPONENTS (IN THOUSANDS):

Inventories

      Inventories are carried at the lower of cost (determined on the specific identification basis) or market. Inventories consist of raw materials, work in process and nutritional products available for sale as follows (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
     Raw Materials....................................     $--          $ 27
     Work in Process..................................      --            90
     Finished Goods...................................      22            58
                                                           ---          ----
       Total..........................................     $22          $175
                                                           ===          ====

                                 MORE.COM, INC.

Fixed Assets

      Fixed assets consist of the following (in thousands):

                                                     December 31, December 31,
                                                         1998         1999
                                                     ------------ ------------
     Computers and equipment........................     $298        $1,698
     Purchased software.............................       --         1,646
     Web site development costs.....................       --         3,456
     Furniture, fixtures and leasehold
      improvements..................................       43           394
                                                         ----        ------
                                                          341         7,194
     Less: accumulated depreciation and
      amortization..................................      (41)         (742)
                                                         ----        ------
                                                         $300        $6,452
                                                         ====        ======

Intangible Assets

      The components of intangible assets are as follows (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
     Deferred fulfillment costs.......................    $   --      $ 4,551
     Goodwill.........................................     1,510        3,324
     Customer base....................................        --          243
     Assembled workforce..............................        50          304
     Other............................................        --          198
                                                          ------      -------
                                                          $1,560      $ 8,620
     Less: Accumulated amortization...................       (88)      (1,069)
                                                          ------      -------
                                                          $1,472      $ 7,551
                                                          ======      =======

Accrued Liabilities

      The components of accrued liabilities are as follows (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
     Accrued vacation.................................     $ 12        $  218
     Loss on promotional program......................       --         1,700
     Advertising......................................      219         1,455
     Equipment purchase...............................       --         1,150
     Other............................................      235         1,651
                                                           ----        ------
                                                           $466        $6,174
                                                           ====        ======

                                 MORE.COM, INC.

NOTE 3--FINANCING ARRANGEMENTS

      In June 1998, the Company entered into a line of credit agreement with a bank that provides for borrowings of up to $600,000. The agreement provides for two lines of credit: an Equipment Line of Credit and a Revolving Line of Credit. The maximum available to borrow under each line of credit is $300,000. The outstanding borrowings of $300,000 under the Revolving Line of Credit at December 31, 1998, which bore interest at the bank's prime rate plus 1.50%, were fully repaid in June 1999. In accordance with the terms of the agreement, the outstanding borrowings of $300,000 under the Equipment Line of Credit at December 31, 1998 were converted into a term note in June 1999. Under the term note, the unpaid principal will be repaid in 24 equal monthly installments commencing in July 1999 and will bear interest at the bank's prime rate (8.50% at December 31, 1999) plus 2.00%. At December 31, 1999, $225,000 was outstanding under this term note. Outstanding borrowings under this agreement are collateralized by substantially all of the Company's assets. This agreement prohibits cash dividends being paid by the Company without the bank's prior written consent.

      In May 1999, the Company entered into a $1.1 million financing agreement with a vendor for the purchase of the Company's enterprise resource planning system. The arrangement is composed of four financing contracts for $144,000, payable over 30 months, $212,000, payable over 30 months, $362,000, payable over 36 months, and $368,000, payable over 12 months. All four contracts are payable on a quarterly basis. Prepayment of any outstanding amounts is allowable, subject to certain penalties. At December 31, 1999, the Company had approximately $805,000 outstanding under these notes bearing interest at a rate of approximately 14.50% per annum.

      In July 1999, the Company entered into an equipment line of credit arrangement under a Senior Loan and Security Agreement with a financing institution, which provides for borrowings of up to $2.0 million. Under the terms of the agreement, the Company will enter into promissory notes for borrowings made to purchase certain equipment, machinery, fixtures and intangibles. Each note requires minimum payments of principal and interest over 42 months. Equipment, intangibles, and other assets of the Company are pledged as collateral for this agreement. Prepayments are subject to certain penalties. At December 31, 1999, the Company had approximately $1.2 million outstanding under this line of credit with an effective interest rate of approximately 15.00% per annum. In connection with the line of credit arrangement, the Company issued warrants to purchase 48,192 shares of Series C mandatorily redeemable convertible preferred stock at $1.66 per share. The warrants expire upon the earlier of 10 years or upon a merger or a sale of substantially all of the Company's assets. The fair value attributable to these warrants, calculated using the Black-Scholes option pricing model, was $76,000, which is being charged to interest expense over the term of the agreement.

      Future minimum payments under these financing arrangements are as follows (in thousands):

     Year ending December 31,
     ------------------------
       2000.............................................................. $  891
       2001..............................................................    673
       2002..............................................................    451
       2003..............................................................    252
                                                                          ------
     Total Payments...................................................... $2,267
                                                                          ======

                                 MORE.COM, INC.

NOTE 4--CONVERTIBLE SUBORDINATED PROMISSORY NOTES

      In February and March 1998, the Company issued convertible subordinated promissory notes to certain investors in exchange for $600,000 in cash. The notes bore interest at 10% per annum and were convertible into shares of capital stock sold in the next financing round with proceeds to the Company of at least $1.0 million. In May 1998, all promissory notes and accrued interest were converted into 375,133 shares of Series A convertible preferred stock. In connection with the issuance of the promissory notes, the Company issued warrants to purchase 20,731 shares of Series A convertible preferred stock at an exercise price of $1.64 per share. These warrants expire upon a liquidation, dissolution, sale, lease or disposition of substantially all of the assets of the Company, a merger, or five years from the issuance of the warrants. The fair value attributable to these warrants was not material.

      In July 1999, the Company issued convertible subordinated promissory notes to certain Series C convertible preferred stockholders for $7.0 million in cash. The notes bore interest at 10.00% per annum and all principal and accrued interest were due on January 29, 2000 for all but one note. Principal and accrued interest on the one note were due on February 18, 2000. The notes were subordinated to the June 1999 term note and to the July 1999 equipment line of credit. Upon a sale by the Company of the Company's preferred securities with proceeds to the Company of at least $15.0 million, outstanding principal and accrued interest under these convertible subordinated promissory notes automatically convert into such preferred securities at the preferred stock sale price per share. In October 1999, all outstanding principal and accrued interest was converted into 1,481,227 shares of Series D mandatorily redeemable convertible preferred stock.

      In October 1999, the Company issued additional convertible subordinated promissory notes to certain Series C convertible preferred stockholders for $5.0 million in cash. The notes bore interest at 10.00% per annum and all principal and accrued interest were due on April 8, 2000. The notes were subordinated to the June 1999 term note and to the July 1999 equipment line of credit. Upon a sale by the Company of its preferred securities with proceeds to the Company of at least $25.0 million, outstanding principal and accrued interest under these convertible subordinated promissory notes automatically convert into such preferred securities at the preferred stock sale price per share. In November 1999, all outstanding principal and accrued interest was converted into 1,040,044 shares of Series D mandatorily redeemable convertible preferred stock.

NOTE 5--RELATED PARTY TRANSACTIONS

Fulfillment Arrangement

      In April 1999, the Company entered into a letter of understanding with a vendor, which established the vendor as the Company's primary wholesale supplier of non-prescription products at specified fulfillment charges.

      In August 1999, the Company entered into a letter of intent to execute formal over-the-counter and prescription fulfillment agreements with the vendor. These agreements were executed in December 1999. In exchange for entering into the letter of intent, the Company issued 1,169,922 shares of its common stock to the vendor. These shares were deemed to have a fair value of $4.6 million, which has been recorded as an intangible asset that is being amortized as an operating expense over the term of the fulfillment agreement, which is ten years.

                                 MORE.COM, INC.

NOTE 6--STOCKHOLDERS' EQUITY

      The Company is authorized to issue 30,000,000 shares of common stock and 19,706,478 shares of preferred stock each with a par value of $0.001 per share.

Common Stock Issued to Founders

      In May 1998, the Company incorporated in Delaware and acquired all of the outstanding equity interests of its predecessor, Nutrition Direct, LLC, a California limited liability company (the "LLC") in exchange for the issuance of 2,439,360 shares of common stock and 22,976 shares of Series A convertible preferred stock of the Company. Approximately one-third of the common shares and all of the preferred shares were immediately vested. The remaining common shares are subject to a repurchase right which expires ratably over a 34-month period which began in May 1998. The repurchase right allows the Company to repurchase unvested shares at a repurchase price of $0.11 per share, determined to be the value of the stock on the date of purchase, in the event of termination of employment, death or disability. Upon a change in control, an additional six months of unvested shares become immediately vested. Upon a change in control plus termination, an additional twelve months of unvested shares become immediately vested. At December 31, 1999, 721,539 shares were subject to the repurchase right.

Preferred Stock

      Preferred stock at December 31, 1999 consists of the following (in thousands):

                           Shares     Shares    Issuance Liquidation Redemption
Series                   Authorized Outstanding  Price     Amount      Amount
------                   ---------- ----------- -------- ----------- ----------
A.......................      419        398     $1.64    $    653    $   653
B.......................    1,528      1,528      1.64      10,024      2,506
C.......................    6,660      6,611      1.66      43,900     10,975
D.......................   11,100      9,234      4.82     178,032     44,507
                           ------     ------              --------    -------
  Total.................   19,707     17,771              $232,609    $58,641
                           ======     ======              ========    =======

      The holders of Series A convertible preferred stock and Series B, Series C and Series D manditorily redeemable convertible preferred stock ("preferred stock") have various rights and preferences as follows:

Conversion

      Each share of convertible preferred stock is convertible, at the option of the holder, into fully paid and nonassessable shares of common stock at the conversion rate. The conversion rate of the Series A convertible preferred stock and Series B mandatorily redeemable convertible preferred stock is 3:2. The conversion rate of the Series C and Series D mandatorily redeemable convertible preferred stock is 1:1. The conversion rates are subject to adjustment from time to time. The number of shares of common stock into which a share of a series of preferred stock is convertible is referred to as the conversion rate of such series.

      Each share of preferred stock will automatically be converted into shares of common stock, based on the then effective conversion rate, at any time upon the affirmative vote of the holders of at least a two-thirds majority of the outstanding shares of the Series A convertible preferred stock and the Series B mandatorily redeemable convertible preferred stock voting together as one class for those series or immediately upon a firmly underwritten public offering, as defined in the Company's Articles of Incorporation ("Qualified

                                 MORE.COM, INC.

Offering") at a price not less than $4.92 per share and not less than $20.0 million in the aggregate. Each share of the Series C and Series D mandatorily redeemable convertible preferred stock will be converted upon the affirmative vote of the holders of at least a two-thirds majority of the then outstanding shares of that series, or immediately upon the closing of a Qualified Offering at a price of not less than $4.98 per share and not less than $20.0 million in the aggregate and at a price not less than $12.05 per share and not less than $30.0 million in the aggregate, respectively.

Dividends

      The holders of shares of Series A convertible preferred stock, in preference to the holders of common stock but only after dividends have been paid to the Series B, Series C and Series D mandatorily redeemable convertible preferred stock, are entitled to receive dividends at the rate of $0.1312 per annum on each outstanding share of Series A convertible preferred stock (as adjusted for any stock dividends, combinations or splits with respect to such shares).

      The holders of shares of Series B, Series C and Series D mandatorily redeemable convertible preferred stock, in preference to the holders of any other stock of the Company, are entitled to receive dividends at the rates of $0.1312, $0.1328, and $0.3856 per annum on each outstanding share of Series B, Series C and Series D mandatorily redeemable convertible preferred stock, respectively (as adjusted for any stock dividends, combinations or splits with respect to such shares).

      Such dividends are payable only when, as and if declared by the Board of Directors, but only out of funds that are legally available, and are noncumulative.

Redemption

      Series A convertible preferred stock is not redeemable.

      Upon affirmative vote or written consent, the holders of not less than a majority of the outstanding shares of Series B, Series C and Series D mandatorily redeemable convertible preferred stock, voting together as a single class on an as-converted basis, may require the Company to redeem for cash all shares of Series B, Series C and Series D mandatorily redeemable convertible preferred stock outstanding on October 22, 2004. Redemption will be in two equal annual installments on the dates that are three months and fifteen months after the Company's receipt of a Redemption Election, as defined. The redemption price is the original issue price plus all declared but unpaid dividends. If the Company does not have sufficient funds legally available to redeem all the shares to be redeemed at the redemption date, then the Company will redeem such shares pro rata to the extent possible and will redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

Liquidation Preference

      In the event of any liquidation, dissolution or winding up of the Company (which includes any transaction in which more than 50% of the Company's voting power is transferred, or the Company sells substantially all of its assets), whether voluntary or involuntary, the holders of convertible preferred stock are entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock, by reason of their ownership, an amount equal to the sum of $1.64 for each share of Series A convertible preferred stock and Series B mandatorily redeemable convertible preferred stock, $1.66 for each share of Series C mandatorily redeemable convertible preferred stock, and $4.82 for each share of Series D

                                 MORE.COM, INC.

mandatorily redeemable convertible preferred stock, plus any declared but unpaid dividends with respect to such shares. The remaining assets, if any, are to be distributed ratably to the holders of common and preferred stock on an as-if-converted to common stock basis until the holders of Series B, Series C and Series D mandatorily redeemable convertible preferred stock have received an aggregate of $6.56, $6.64 and $19.28 per share, respectively, at which time the remaining assets legally available for distribution will be paid on a pro rata basis to the holders of common stock. If, upon the occurrence of a liquidation event, the assets and funds distributed among the holders of the preferred stock are insufficient to permit the payment to holders of the full preferential amount, then all assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of preferred stock, in proportion to the preferential amount each such holder is otherwise entitled to receive.

Voting

      The holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock could be converted.

Antidilution Provisions

      The conversion price of the Company's preferred stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares of preferred stock, common stock or common stock equivalents at a purchase price less than the then-effective conversion price, provided, however, that without triggering antidilution adjustments, the Company may issue to directors, officers, employees, or consultants shares of common stock that are reserved for issuance under the Company's stock option plan or in connection with financing or other transactions which involve consideration and which are approved by the Board of Directors.

Convertible Preferred Stock and Mandatorily Redeemable Convertible Preferred Stock Warrants

      In connection with the issuance of promissory notes, the Company issued warrants to Series A convertible preferred stock investors to purchase shares of the Company's Series A convertible preferred stock. In connection with an equipment financing arrangement, the Company issued warrants to purchase shares of the Company's Series C mandatorily redeemable convertible preferred stock to a capital lessor. All warrants were immediately exercisable after issuance. The Series A warrants expire in May 2003, or immediately upon the occurrence of:
(a) a liquidation, dissolution or winding up of the Company's business; (b) a sale, lease or other disposition of all or substantially all of the Company's assets; or, (c) a merger or consolidation where more than 50% of the voting interests are not retained by the Company. The Series C warrants expire on the later of ten years from issuance, or five years from the closing of an initial public offering by the Company. The Company estimated the fair value of the warrants using the Black-Scholes option pricing model. The fair value of the Series A preferred stock warrants was de minimus. The fair value of the Series C warrants was estimated to be $76,000. The Company records the expense related to these warrants over the life of the associated financing instrument as additional interest expense. The following table summarizes the outstanding warrants (in thousands, except per share amounts):

                             Date           Exercise  Fiscal Year  Unamortized
                           of Grant  Shares  Price   of Expiration   Amounts
                           --------- ------ -------- ------------- -----------
Series A preferred stock
 warrants.................  May 1998   21    $1.64       2003         $ --
Series C preferred stock
 warrants................. July 1999   48     1.66       2009           76

                                 MORE.COM, INC.

      At December 31, 1999, pursuant to the Company's issuances of convertible preferred and mandatorily redeemable convertible preferred stock and preferred stock warrants, the Company had reserved shares of common stock for future issuance as follows (in thousands):

                                                                  December 31,
                                                                      1999
                                                                  ------------
Conversion of Series A mandatorily redeemable convertible
 preferred stock and warrants....................................      628
Conversion of Series B mandatorily redeemable convertible
 preferred stock.................................................    2,292
Conversion of Series C mandatorily redeemable convertible
 preferred stock and warrants....................................    6,660
Conversion of Series D mandatorily redeemable convertible
 preferred stock.................................................    9,234

NOTE 7--EMPLOYEE BENEFIT PLAN

401(k) Savings Plan

      The company has a savings plan (the "Savings Plan") which qualifies as a defined contribution arrangement under Section 401(a), 401(k) and 501(a) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 25%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the United States payroll of the Company are eligible to participate in the Plan.

      The Company will determine its contributions, if any, based on its current profits and/or retained earnings. No contributions have been made since the inception of the Savings Plan.

Stock Option Plan

      The Company has reserved 4,117,500 shares of common stock under the Company's 1998 Stock Option Plan (the "Plan"). The Plan provides for incentive stock options, as defined by the Internal Revenue Code, to be granted to employees, at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors, unless the optionee is a 10% shareholder, in which case the option price will not be less than 110% of such fair market value. The Plan also provides for nonqualified stock options to be issued to nonemployee directors and consultants at an exercise price of not less than 85% of the fair value at the grant date. Option vesting schedules are determined by the Board of Directors at the time of issuance. Stock options generally vest 25% at the end of the first anniversary date and monthly thereafter up to a maximum of four years. Options granted under the Plan are exercisable over a maximum term of ten years from the date of grant. Upon a change of control, as defined in the Plan, 12.5% of outstanding options as of the date of the change in control become immediately exercisable, the percentage of which may increase to 25% if the option holder is employed immediately prior to the change in control and is terminated at time of change in control. As of December 31, 1999, 119,740 options to purchase shares of common stock were available for future grant under the Plan.

                                MORE.COM, INC.

      A summary of the stock option activity is as follows (in thousands, except per share amounts):

                                                                       Weighted-
                                                               Number   Average
                                                                 of    Exercise
                                                               Shares    Price
                                                               ------  ---------
     Granted.................................................. 1,083    $ 0.14
     Canceled.................................................  (257)     0.11
                                                               -----
     Outstanding at December 31, 1998.........................   826      0.15
     Granted.................................................. 3,393      1.36
     Exercised................................................  (736)     0.20
     Canceled.................................................  (222)     0.17
                                                               -----
     Outstanding at December 31, 1999......................... 3,261      1.40
                                                               =====

      The weighted-average fair value of options granted to employees during the period from January 9, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 were $1.18 and $3.07 per share, respectively.

      The following table summarizes information about stock options outstanding and exercisable as of December 31, 1999 (in thousands, except per share amounts):

                           Options Outstanding                  Options Exercisable
                ----------------------------------------- -------------------------------
                                                Weighted-
     Range of                  Weighted-Average  Average
     Exercise       Number        Remaining     Exercise      Number     Weighted-Average
      Price      Outstanding   Contractual Life   Price    Outstanding    Exercise Price
     --------   -------------- ---------------- --------- -------------- ----------------
                (in thousands)                            (in thousands)
     $ 0.11            20         8.58 years     $ 0.11          7            $ 0.11
     $ 0.17         1,370         9.44 years     $ 0.17         84            $ 0.17
     $ 0.33           744         9.74 years     $ 0.33         --            $ 0.33
     $ 3.62         1,127         9.90 years     $ 3.62         --            $ 3.62
                    -----                                      ---
                    3,261                                       91
                    =====                                      ===

      The Company recorded deferred stock-based compensation of $775,000 during the period from January 9, 1998 (inception) to December 31, 1998 and $9.3 million during the year ended December 31, 1999, representing the difference between the exercise price and the deemed fair market value for financial accounting purposes of the Company's common stock on the grant date for certain of the Company's stock options granted to employees. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options. Such amortization amounted to $404,000 for the period from January 9, 1998 (inception) to December 31, 1998 and $5.1 million for the year ended December 31, 1999.

Options Issued to Consultants

      Included in the tables above are options granted to consultants to purchase 49,632 and 211,390 shares of common stock during the period from January 9, 1998 (inception) to December 31, 1998 and during the year ended December 31, 1999, respectively. These options were granted in exchange for consulting services. Amounts allocated to consulting expense during the period from January 9, 1998 (inception) to December 31, 1998 were not material. Amounts charged to consulting expense under the consulting arrangements is $282,000 during the year ended December 31, 1999. The value attributable to options granted to consultants during the

                                 MORE.COM, INC.

period from January 9, 1998 (inception) to December 31, 1998 and during the year ended December 31, 1999 were de minimis and $375,000, respectively.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

      The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Pro forma information regarding net loss is required by FAS 123. This information is required to be determined as if the Company has accounted for its employee stock options under the fair value method of FAS 123. Under this method, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions:

                                                      Period from
                                                    January 9, 1998
                                                    (inception) to   Year Ended
                                                     December 31,   December 31,
                                                         1998           1999
                                                    --------------- ------------
     Risk-free interest rate.......................        4.81%         5.91%
     Expected life of the option...................     5 years       5 years
     Expected dividend yield.......................           0%            0%

      The option valuation models used under FAS 123 were developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      The effect of applying the FAS 123 fair value method to the Company's stock-based awards results in net loss as follows (in thousands):

                                                     Period from
                                                   January 9, 1998
                                                   (inception) to   Year ended
                                                    December 31,   December 31,
                                                        1998           1999
                                                   --------------- ------------
     Net loss, as reported........................     $(5,169)      $(34,685)
     Net loss, pro forma..........................     $(5,170)      $(34,726)

                                 MORE.COM, INC.

NOTE 8--COMMITMENTS AND CONTINGENCIES

Leases

      The Company leases facilities and equipment under noncancelable operating leases with various expiration dates through 2002. The following are the minimum lease obligations under these leases at December 31, 1999 (in thousands):

                                                                    Year ending
                                                                    December 31,
                                                                    ------------
     2000..........................................................     $398
     2001..........................................................      188
     2002..........................................................      133
                                                                        ----
         Total minimum lease payments..............................     $719
                                                                        ====

      Rent expense under operating lease arrangements for the period from January 9, 1998 (inception) to December 31, 1998 totaled $84,000 and the year ended December 31, 1999 totaled $281,000.

Advertising Contracts

      The Company has entered into various online advertising and promotional program agreements. The following are the future minimum commitments owed by the Company under the non-cancelable agreements at December 31, 1999 (in thousands):

     2000................................................................ $ 597
     2001................................................................   250
                                                                          -----
         Total minimum payments.......................................... $ 847
                                                                          =====

Charter Customer Promotion

      The Company established a charter customer promotion beginning with the launch of its Web site, August 17, 1999, through January 26, 2000 (the "Promotion Period"). The purpose of the promotion was to attract and retain customers. At the end of the promotion, approximately 85,000 customers were charter customers. The program allows a charter customer to purchase those products that they purchased during the Promotion Period, for the life of the charter member, at the prices that prevailed during the Promotion Period. The program applies only to products which the charter customer purchased during the Promotion Period. The program also allows a charter customer to receive free shipping with future purchases, as long as the purchase includes at least one charter customer product. For all but seven $1 promotion items, all products sold under the charter customer program were sold at a gross profit.

      Terms and conditions of the promotion require the charter customer to purchase each product on the customer's list at least once annually and to purchase the products only for personal use. The Company reserves the right to establish a minimum order requirement for charter customers to qualify for free shipping, to limit quantities, and to disqualify any individual who tampers, disrupts, or interferes with the promotion. If the manufacturer stops making a specific charter customer product or the Company discontinues selling the charter customer product, no substitutions are permitted. The Company reserves the right to modify or terminate the charter customer promotion if the promotion cannot run as planned due to computer bugs, viruses, tampering, unauthorized intervention, fraud, technical failures, or any other causes beyond its control, or if the Company undergoes a change in ownership, or if the promotion violates applicable law in any jurisdiction.

                                MORE.COM, INC.

      The Company has recorded a liability of $1.7 million for estimated future losses attributable to the charter customer promotion through December 31, 1999. The expense was recorded in marketing and sales. The Company has also deferred revenue of $120,000 in 1999 which represents the estimated value of this promotion to charter customers. The deferred revenue will be amortized into revenue over an estimated life of the benefit to the customer of five years. These amounts were determined based on the Company's historical records of charter customer transactions, third party industry data on comparable product life cycles, third party industry data on consumer purchasing patterns for products sold by the Company, estimated inflation rates and terms and conditions of the charter customer promotion. The Company will continue to assess its exposure to loss for these products and adjust such reserves as necessary. A significant change in actual consumer purchasing patterns, inflation, or product life cycles, could have a material effect on the required reserve and results of operations.

Contingencies

      From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect on the financial position or results of operations or cash flows of the Company.

NOTE 9--INCOME TAXES

      The Company was formed as a limited liability company ("LLC") in January 1998, and converted to a C corporation in May 1998. Net operating losses and tax credits generated prior to the Company's incorporation as a C Corporation were passed through to the owners of the LLC. At December 31, 1999, the Company had net operating loss carryforwards of approximately $32.0 million and $31.4 million for both federal and state income tax purposes, respectively, which begin to expire in the years 2018 and 2006. At December 31, 1999, the Company had research credit carryforwards of approximately $39,000 and $33,000 for federal and state income tax purposes, respectively. The federal credit, if not utilized, will expire in the year 2018. Pursuant to
Section 382 of the Internal Revenue Code, due to changes in the Company's ownership, future utilization of a portion of these net operating loss and credit carryforwards will be subject to a limitation of approximately $250,000 per year.

      The components of the net deferred tax assets and liabilities are presented below (in thousands):

                                                               1998      1999
                                                              -------  --------
     Net operating loss carryforwards........................ $ 1,893  $ 12,701
     Tax credit carryforwards................................       0        61
     Accruals and reserves...................................       0       979
     Fixed assets............................................       0       (15)
                                                              -------  --------
                                                                1,893    13,726
     Less: Valuation allowance...............................  (1,893)  (13,726)
                                                              -------  --------
     Net deferred tax asset.................................. $     0  $      0
                                                              =======  ========

      Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its net deferred tax asset. The valuation allowance recorded for the period ended December 31, 1998 and the year December 31, 1999 increased by $1.9 million and $11.8 million, respectively.

                                 MORE.COM, INC.

      The difference between the income tax benefit at the statutory rate of 34% and the Company's effective tax rate is due primarily to the valuation allowance established to offset the net deferred tax asset. The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate with the difference for each year summarized below:

                                                                     1998  1999
                                                                     ----  ----
     Federal tax benefit at statutory rate.......................... (34)  (34)
     State taxes, net of federal benefit............................  (6)   (6)
     Adjustment due to the increase in valuation allowance..........  40    35
     Other..........................................................   0     5
                                                                     ---   ---
     Provision for income taxes.....................................   0     0
                                                                     ===   ===

NOTE 10--SUPPLEMENTAL CASH FLOW INFORMATION

      Supplemental cash flow information and non-cash activities for 1998 and 1999 (in thousands):

                                                     Period from
                                                   January 9, 1998
                                                   (inception) to   Year ended
                                                    December 31,   December 31,
                                                        1998           1999
                                                   --------------- ------------
Supplemental cash flow disclosure
Cash paid for interest...........................      $    20       $   142
Supplemental disclosure of noncash investing and
 financing activities
Common stock issued in connection with
 acquisitions....................................      $   865       $ 1,720
Series A convertible preferred stock and warrants
 issued in exchange for cancellation of notes
 payable and related accrued interest............      $   612       $    --
Note payable assumed from software vendor........                    $ 1,086
Series D mandatory redeemable convertible
 preferred stock issued in exchange for
 cancellation of convertible notes payable and
 related accrued interest........................                    $12,153
Common stock issued in connection with
 fulfillment and advertising arrangement.........      $    --       $ 4,551
Accretion of discount on mandatorily redeemable
 convertible preferred stock.....................      $   101       $ 1,597
Deferred stock-based compensation related to
 options granted.................................      $   775       $ 9,314
Deferred consulting related to options granted to
 consultants.....................................      $    --       $   375
Fixed assets acquired and included in accounts
 payable.........................................      $    --       $   375
                                                     Period from
                                                   January 9, 1998
                                                   (inception) to   Year ended
                                                    December 31,   December 31,
                                                        1998           1999
                                                   --------------- ------------
Acquired net assets associated with acquisitions:
  Fair value of net tangible assets..............      $    35       $   (19)
  Fair value of assembled workforce..............           50           254
  Fair value of customer base....................           --           118
  Goodwill.......................................        1,510         1,814
                                                       -------       -------
                                                       $ 1,595       $ 2,167
                                                       =======       =======

                                MORE.COM, INC.

NOTE 11--BUSINESS COMBINATIONS AND ASSET PURCHASES

      In November 1998, the Company acquired all of the outstanding capital stock of Acumin Corporation ("Acumin") in a transaction which was accounted for under the purchase method of accounting. Acumin is a producer of custom blended vitamins that are personalized to the individual health needs of its customers. The purchase consideration was $1.6 million, consisting of $730,000 in cash and 500,000 shares of the Company's common stock with a fair value of $1.73 per share based upon the fair value of the Company's common stock as determined based upon concurrent equity transactions with unrelated parties. The Company also entered into an escrow agreement with the seller of Acumin whereby the seller would be paid $100,000 subject to the seller's continuing employment with the Company for twelve months following the closing date of the purchase transaction. This amount has been recognized as compensation expense over the twelve month period (i.e., $17,000 and $83,000 recognized in the period ended December 31, 1998 and the year ended December 31, 1999, respectively) and was fully paid in November 1998.

      The purchase consideration was allocated to the acquired assets based on fair values as follows (in thousands):

     Net tangible assets................................................ $   35
     Assembled workforce................................................     50
     Goodwill...........................................................  1,510
                                                                         ------
       Total purchase consideration..................................... $1,595
                                                                         ======

      In January 1999, the Company acquired customer lists from Vitasave, Inc. for $125,000 in cash. The intangible assets acquired are being amortized over three years.

      In June 1999, the Company paid $130,000 for ownership rights to the more.com domain name.

      In December, 1999, the Company acquired all of the outstanding capital stock of Clearly Contacts Lenses, Inc. ("Clearly Contacts"). Clearly Contacts sells contact lenses to customers worldwide through their Internet Web site. The aggregate purchase price of the acquisition was $2.2 million. The consideration for the acquisition consisted of $350,000 of cash, 220,000 shares of the Company's common stock, with an estimated value of $7.82 per share based upon the fair value of the Company's common stock as determined based upon concurrent equity transactions with unrelated parties. Additionally, the Company incurred approximately $97,000 of transaction costs, including legal and other advisory services. The Clearly Contacts acquisition was accounted for under the purchase method of accounting, and its results of operations are included in the Company's consolidated financial statements from the date of acquisition.

      The purchase consideration was allocated to the acquired assets based on fair values as follows (in thousands):

     Assembled workforce................................................ $  254
     Customer base......................................................    118
     Goodwill...........................................................  1,814
     Net tangible liabilities...........................................    (19)
                                                                         ------
       Total purchase consideration..................................... $2,167
                                                                         ======

                                 MORE.COM, INC.

      The unaudited pro forma consolidated financial information reflect the results that would have occurred had the acquisitions occurred at the beginning of each of the periods presented (in thousands, except per share amounts):

                                                    Period from
                                                  January 9, 1998
                                                  (inception) to   Year ended
                                                   December 31,   December 31,
                                                       1998           1999
                                                  --------------- ------------
     Net revenues................................     $   300       $  3,205
     Net loss....................................     $(6,871)      $(35,706)
     Basic and diluted weighted-average net loss
      per share..................................     $ (5.16)      $ (14.88)

      The pro forma net losses include additional amortization of goodwill and purchased intangibles of approximately $1.6 million and $1.0 million for the period ended December 31, 1998 and the year ended December 31, 1999. This unaudited pro forma combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized.

NOTE 12--SUBSEQUENT EVENTS

Initial public offering

      The Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.

Pending Comfort Living Acquisition

      In January 2000, the Company signed a letter of intent to acquire all of the outstanding capital stock of Comfort Living, Inc. ("Comfort Living"). The acquisition is subject to the approval of Comfort Living's stockholders. The Company's management believes the acquisition is probable. The acquisition will be accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of Comfort Living will be included in the Company's consolidated financial statements subsequent to the acquisition date. Comfort Living reported net revenues and a net loss for the year ended December 31, 1999 of $4.6 million and $543,000, respectively.

      The purchase consideration includes $2.5 million of cash and 1,500,000 shares of the Company's common stock, valued at $14.9 million based on the deemed per share value of the Company's common stock. The Company also expects to incur approximately $500,000 in acquisition related expenses, including legal and other advisory related services.

      Additionally, the Company's Board of Directors has approved 357,000 stock option grants to employees of Comfort Living to be issued subsequent to the closing of the acquisition. The options have an exercise price of $4.82 per share and the Company will record additional deferred stock-based compensation of approximately $1.8 million.

                                 MORE.COM, INC.

      The total purchase price of $17.9 million will be allocated to net assets acquired, including tangible and intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition date. The estimate of fair value of the net assets acquired is expected to be allocated as follows (in thousands):

     Fair value of net tangible liabilities.......................... $  (195)
     Fair value of assembled workforce (to be amortized over 2
      years).........................................................   1,516
     Fair value of customer base (to be amortized over 2 years)......     812
     Goodwill (to be amortized over 2 years).........................  15,717
                                                                      -------
                                                                      $17,850
                                                                      =======

      The acquisition has been structured as a tax-free exchange of stock. The differences between the recognized fair values of acquired net assets, including tangible and intangible net assets, and their historical tax bases are not deductible for tax purposes.

Retailer Arrangement

      On January 20, 2000, the Company entered into a five year agreement with Phar-Mor.com, Inc. ("Phar-Mor.com"), a chain of discount retail drugstores, to become an exclusive online provider of health, beauty and wellness products. As part of the agreement, Phar-Mor.com will prominently promote the Company's Web site via a unique URL on its own Web sites, and will promote the Company in all of its marketing and promotional materials, including prescription bags, shopping bags, circulars, print advertising, Internet and other online advertising, newsletters, and placement of signs at physical locations. In addition, Phar-Mor.com has committed to purchase between $1.0 million and $2.0 million of third party advertising during each year of the agreement based on a percentage of revenues generated from its unique URL, and has agreed not to sell on any of its sites any products of the types currently offered on the Company's Web site.

      Included as part of the agreement is an arrangement by which the Company has agreed to pay to Phar-Mor.com a referral fee equal to 49% of the Company's gross profit from each product (excluding prescription drugs) sold on the Company's site to customers who reached the site using Phar-Mor.com's unique URL.

      Phar-Mor.com also purchased 1,037,345 shares of the Company's Series D mandatorily redeemable convertible preferred stock at $4.82 per share, totaling $5.0 million. Given the timing between this issuance and the Company's public offering, the difference between the value of the Company's common stock and the issuance price of $4.82 per share represents a deemed discount on the mandatorily redeemable convertible preferred stock which will be accounted for as deferred marketing costs and amortized to marketing and sales over the five year term of the arrangement.

      In association with this transaction, an outside consultant earned a placement fee of $150,000 and vested 125,000 common stock options which had a deemed fair value of $1.2 million, determined using the Black-Scholes option pricing model, which will be expensed in the first quarter of 2000.

2000 Non-Employee Director Option Program

      In January 2000 the Board of Directors adopted and in February 2000 the stockholders approved the 2000 Non-Employee Director Option Program ("Director Program") under the provisions of the 2000 Plan, which will become effective upon the effective date of the initial public offering. Members of the Board who

                                 MORE.COM, INC.

are not employees of the Company are eligible to participate in the Director Program. The option grants under the Director Program are automatic and nondiscretionary, and the exercise price of the options must be 100% of the fair market value of the common stock on the date of grant. Each eligible director who first becomes a member of the Board will initially be granted an option to purchase 25,000 shares on the date such director first becomes a director. Those directors who are members of the Board upon the effective date of the initial public offering will initially be granted an option to purchase 25,000 shares on such date. Immediately following each annual meeting of the Company, beginning in 2001, each eligible director will automatically be granted an additional option to purchase 5,000 shares if such director has served continuously as a member of the board for at least eleven months. The options have a term of ten years, provided that they will terminate three months following the date the director ceases to be a director or other service provider of the Company (twelve months if the termination is due to death or disability). The initial options for 25,000 shares will vest 25% at the first anniversary date and monthly thereafter, such that the Option will be fully exercisable four years after its date of grant. The subsequent options for 5,000 shares will vest monthly commencing on the first month after the grant date, such that the Option will be fully exercisable four years after the grant date.

2000 Stock Incentive Plan

      In January 2000 the Board of Directors adopted and in February 2000 the stockholders approved the 2000 Stock Incentive Plan (the "2000 Plan"). Under the 2000 Plan, 4,000,000 shares are reserved of the Company's common stock, plus the aggregate number of remaining shares available under the 1998 Plan on the effective date of the initial public offering. In January 2001 and every year thereafter until the year 2009, shares reserved for issuance will automatically increase by a number equal to 5% of the total number of shares of common stock outstanding or a lesser number of shares determined by the 2000 Plan administrator. The 2000 Plan provides for the award of options, stock appreciation rights, sales or bonuses of restricted stock, dividend equivalent rights, performance units or performance shares (the "Awards"). Options granted under the 2000 Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISOs may be granted only to Company employees (including officers and directors who are also employees and employees of any subsidiaries and parent companies). NSOs may be granted to employees, outside directors, and consultants of the Company or any related entity. Options under the 2000 Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors unless otherwise determined by the 2000 Plan administrator, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the fair market value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the fair value of the shares on the date of grant. Each initial grant will vest 25% at the first anniversary date and monthly thereafter, such that the Option will be fully exercisable four years after its date of grant. Subsequent options will vest monthly commencing on the first month after the grant date, such that the Option will be fully exercisable four years after the grant date.

      In the event of a change of control where the acquiror assumes options granted under the 2000 Plan, none of these options are subject to accelerated vesting. However, assumed options will automatically become fully vested if the grantee is terminated by the acquiror within six months of a change of control. In the event of a change of control where the acquiror does not assume options granted under the 2000 Plan, all of these options become fully vested upon the closing of the acquisition.

Employee Stock Purchase Plan

      In January 2000 the Board of Directors adopted and in February 2000 the stockholders approved the Employee Stock Purchase Plan (the "ESPP"), which will become effective upon the effective date of the initial

                                 MORE.COM, INC.

public offering. Under the ESPP 2,000,000 shares of common stock are reserved for issuance thereunder. On each January and every year thereafter beginning in 2001, the aggregate number of shares reserved for issuance under the ESPP will be increased automatically to the lesser of 1.75% of the total number of common shares outstanding and 2,000,000 shares or a lesser number of shares determined by the ESPP Administrator. Employees generally will be eligible to participate in the ESPP if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the ESPP) 5% stockholders of the Company. Under the ESPP, eligible employees may select a rate of payroll deduction up to 10% of their W-2 cash compensation subject to certain maximum purchase limitations. The first offering period is expected to begin on the effective date of the initial public offering. Depending on the effective date, the first Purchase Period within the first offering period may be more or less than six months long. Offering periods thereafter will begin on February 15 and August 15. Purchases will occur on each February 14 and August
14. The price at which the common stock is purchased under the ESPP is 85% of the lesser of the fair market value of the Company's common stock on the date before the first day of the applicable offering period or on the date before the stock is purchased.

Stock Option Grants

      On January 27, 2000, the Company approved an additional 4,000,000 shares for issuance under the 1998 Stock Option Plan. During the period from January 1, 2000 through February 2, 2000 the Company granted stock options to employees and consultants to purchase an aggregate of 196,900 shares of common stock for $4.82 per share. The Company has recorded $1.2 million of deferred stock-based compensation related to these grants.

Authorization of Shares

      In connection with the approval of the various plans, the Board approved an amendment to the certificate of incorporation on January 27, 2000 to increase the total authorized number of preferred and common stock to 62,000,000 shares.

Compensation Protection Agreements

      The Company will enter into compensation protection agreements with each of our executive officers. These agreements are for a term of three years commencing in January 2000 and are subject to automatic annual extensions. If within 12 months of a change of control of our company, an executive officer's employment with us is terminated by us other than for cause or by the officer personally for good reason, excluding by reason of the officer's disability, death or retirement, then we must pay that officer: (a) his or her accrued compensation, including unpaid base salary, pro rata bonus, and vacation pay; and (b) an amount equal to two times the sum of the officer's highest annual base salary and annual bonus in effect immediately prior to the change of control. In addition, until the third anniversary of the officer's termination we will provide the officer with the maximum benefits provided to that officer between the effective date of the agreement and 90 days preceding the date of the change of control. The officer will also receive immediate vesting and removal of all restrictions on any outstanding incentive awards granted under our stock option and other stock incentive plans, excluding our employee stock purchase plan, or any other arrangement, unless the accelerated vesting would cause pooling of interest accounting to be unavailable and the Board would determine that such change in control would be accounted for as a pooling of interest. However, such acceleration shall occur regardless of whether it would render pooling of interest accounting unavailable if that officer entered into any employment agreement, offer letter, stock option or other equity-based compensation protection agreement providing for acceleration prior to the effective date of entering into the compensation protection agreement with us. The compensation protection agreements further provide that the executive officers will not be required to mitigate the amounts due to them as a result of their termination.

Subsequent Events

Issuance of Series E Mandatorily Redeemable Convertible Preferred Stock

      In January 2000, the Company authorized the sale of up to 4,000,000 shares of Series E mandatorily redeemable convertible preferred stock ("preferred stock") at a price of $7.50 per share. In February 2000, the Company issued 3,399,991 shares raising approximately $25.5 million from various new and existing investors. The Series E preferred stock carries substantially the same terms as the Series B, Series C and Series D mandatorily redeemable convertible preferred stock and is convertible into common stock at a one-to-one ratio upon an initial public offering subject to certain conditions ("Qualified IPO").

      If the Company consummates a Qualified IPO on or before January 31, 2001 at a price less than $10.125 then the conversion price for each share of Series E Stock shall be adjusted to a price equal to 74.074% of the IPO Price, provided however, that in no event shall the Conversion Price be adjusted below $4.82. Dividends are payable when and as declared on Series E preferred stock at the rate of $0.60 per share per annum.

                                 MORE.COM, INC.

             PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

                                    Overview

      In January, 2000, the Company signed a merger agreement to acquire all of the outstanding capital stock of Comfort Living, Inc. ("Comfort Living"). Although the acquisition is subject to the approval of Comfort Living's stockholders, the Company's management believes the acquisition is probable. The acquisition will be accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of Comfort Living will be included in the Company's consolidated financial statements subsequent to the acquisition date.

      The purchase consideration includes $2.5 million of cash and 1,500,000 shares of the Company's common stock, valued at $14.9 mllion based on the deemed per share value of the Company's common stock. The Company also expects to incur approximately $500,000 in acquisition related expenses, including legal and other advisory related services.

      The total purchase price of $17.9 million will be allocated to net assets acquired, including tangible and intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition date. The estimate of fair value of the net assets acquired is based on management estimates.

      The total purchase price was allocated as follows (in thousands):

     Fair value of net tangible liabilities........................... $  (195)
     Fair value of assembled workforce................................   1,516
     Fair value of customer base......................................     812
     Goodwill.........................................................  15,717
                                                                       -------
                                                                       $17,850
                                                                       =======

      The acquisition has been structured as a tax-free exchange of stock. The differences between the recognized fair values of acquired net assets, including tangible and intangible net assets, and their historical tax bases are not deductible for tax purposes.

      The following unaudited pro forma combined consolidated statement of operations gives effect to this acquisition as if it had occurred as of January 1, 1999, by consolidating the results of operations of Comfort Living with the results operations of the Company for the twelve months ended December 31, 1999.

      The unaudited pro forma consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the period presented and should not be construed as being a representation of future operating results.

      The historical consolidated financial statements for the Company and Comfort Living are included elsewhere in this offering memorandum and the unaudited pro forma consolidated financial information presented herein should be read in conjunction with those consolidated financial statements and related notes.

   The accompanying notes are an integral part of these financial statements

                                 MORE.COM, INC.

                 PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                             (amounts in thousands)
                                  (unaudited)

                                           December 31, 1999
                                 ---------------------------------------------
                                            Comfort
                                 more.com,  Living,                     Pro
                                   Inc.      Inc.    Adjustments       Forma
                                 ---------  -------  -----------      --------
ASSETS
Current assets:
  Cash and cash equivalents....  $ 24,655   $   80     $(3,000)(A)    $ 21,735
  Accounts receivable, net.....       591       --          --             591
  Inventories..................       175      468          --             643
  Prepaid expenses and other
   current assets..............       641       30          --             671
                                 --------   ------     -------        --------
    Total current assets.......    26,062      578      (3,000)         23,640
Fixed assets, net..............     6,452      333          --           6,785
Intangible assets, net.........     7,551       --      18,045 (B)      25,596
Other assets...................        96       11          --             107
                                 --------   ------     -------        --------
Total assets...................  $ 40,161   $  922     $15,045        $ 56,128
                                 ========   ======     =======        ========
LIABILITIES, MANDATORILY
 REDEEMABLE CONVERTIBLE
 PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.............  $  1,421   $  410     $    --         $ 1,831
  Accounts payable to related
   party.......................        --       49          --              49
  Deferred revenue.............        --      109          --             109
  Accrued liabilities..........     6,174      376          --           6,550
  Current portion of borrowings
   under lines of credit.......       891      150          --           1,041
  Capital lease obligations,
   current.....................        --        6          --               6
                                 --------   ------     -------        --------
    Total current liabilities..     8,486    1,100          --           9,586
                                 --------   ------     -------        --------
Borrowings under lines of
 credit, less current portion..     1,376       --          --           1,376
Capital lease obligations,
 long-term.....................        --       17          --              17
Mandatorily redeemable
 convertible preferred stock
 (Note 6)......................    58,064       --          --          58,064
Commitments and contingencies
 (Note 8)
Stockholders' equity (deficit):
  Preferred stock..............        10       --          --              10
  Common stock.................         5       --           2 (A)           7
  Additional paid-in capital...    16,698      615      14,233 (A)(C)   31,546
  Deferred stock-based
   compensation................    (4,624)      --          --          (4,624)
  Accumulated deficit             (39,854)    (810)        810 (C)     (39,854)
                                 --------   ------     -------        --------
    Total stockholders' equity
     (deficit).................   (27,765)    (195)     15,045         (12,915)
                                 --------   ------     -------        --------
                                 $ 40,161   $  922     $15,045        $ 56,128
                                 ========   ======     =======        ========

See accompanying notes to Pro Forma Combined Consolidated Financial Information

                                 MORE.COM, INC.

      PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
                    (In Thousands, Except Per Share Amounts)

                                     Year ended December 31, 1999
                             -----------------------------------------------
                             more.com,    Comfort
                               Inc.     Living, Inc. Adjustments   Pro Forma
                             ---------  ------------ -----------   ---------
                                             (unaudited)
Net revenues:                $  2,923      $4,628           --     $  7,551
  Cost of net revenues.....     3,753       3,551           --        7,304
                             --------      ------      -------     --------
    Gross profit (loss)....      (830)      1,077           --          247
                             --------      ------      -------     --------
Operating expenses:
  Marketing and sales......    20,480         254           --       20,734
  Product development......     3,254          --           --        3,254
  General and
   administrative..........     5,187       1,336        9,023 (D)   15,546
  Amortization of stock-
   based compensation......     5,061          --           --        5,061
                             --------      ------      -------     --------
    Total operating
     expenses..............    33,982       1,590        9,023       44,595
                             --------      ------      -------     --------
Operating loss.............   (34,812)       (513)      (9,023)     (44,348)
Other income (expense):
  Other....................        --         (13)          --          (13)
  Interest income..........       482          --           --          482
  Interest expense.........      (355)        (17)          --         (372)
                             --------      ------      -------     --------
Net loss...................  $(34,685)     $ (543)     $(9,023)    $(44,251)
                             ========      ======      =======     ========
Accretion of discount on
 mandatorily redeemable
 convertible preferred
 stock.....................    (1,597)         --           --       (1,597)
                             --------      ------      -------     --------
Net loss available to
 common stockholders.......  $(36,282)     $ (543)     $(9,023)    $(45,848)
                             ========      ======      =======     ========
Basic and diluted net loss
 per share.................  $ (15.74)                             $ (12.05)
Pro forma basic and diluted
 net loss per share........  $  (2.68)                             $  (3.05)
Weighted average shares
 outstanding used to
 compute basic and diluted
 net loss per share........     2,305                    1,500        3,805 (E)
Weighted average shares
 outstanding used to
 compute pro forma basic
 and diluted net loss per
 share.....................    13,556                    1,500       15,056 (E)

See accompanying notes to Pro Forma Combined Consolidated Financial Information

                                 MORE.COM, INC.

         NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
                                  (unaudited)

NOTE 1--BASIS OF PRESENTATION

      The unaudited pro forma combined consolidated statement of operations has been prepared to reflect the probable acquisition of Comfort Living Inc. by the Company as if the acquisition had occurred as of January 1, 1999 by combining the separate historical statement of operations of more.com, Inc. and Comfort Living Inc. for the year ended December 31, 1999. The unaudited pro forma combined consolidated balance sheet has been prepared to reflect the probable acquisition of Comfort Living Inc. by the Company as if the acquisition had occurred on December 31, 1999 by combining the historical balance sheets of the Company and Comfort Living Inc. as of December 31, 1999.

NOTE 2--PRO FORMA ADJUSTMENTS

      The following adjustments were applied to the historical statement of operations and balance sheet to arrive at the pro forma combined consolidated statement of operations and balance sheet:

    (A) Reflects the cash and equity consideration for the acquisition of Comfort Living.

    (B) To record the intangible assets acquired pursuant to the acquisition.

    (C) Reflects the elimination of Comfort Living's stockholders' deficit.

    (D) Reflects the amortization expense related to assembled workforce and customer base and goodwill to be acquired in the acquisition for the period January 1, 1999 through December 31, 1999.

    (E) For the year ended December 31, 1999, basic and diluted net loss per share includes the common shares to be issued as consideration for the acquisition. These shares are assumed to be outstanding as of January 1, 1999. Pro forma basic and diluted net loss per share for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C and Series D preferred stock and preferred stock warrants into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999, or at date of original issuance, if later.

      Pro forma diluted net loss per share excludes potential shares of common stock, consisting of options, as their effect would be antidilutive.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Comfort Living, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity (net capital deficiency) and cash flows present fairly, in all material respects, the financial position of Comfort Living, Inc. (the "Company") at December 31, 1998 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced a net loss of approximately $543,000 and net cash outflows from operations of approximately $151,000 for the year ended December 31, 1999. The Company also has an accumulated deficit of approximately $195,000 and a working capital deficit of approximately $178,000 at December 31, 1999. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are partially described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

In January 2000, the Company entered into a letter of intent to be acquired by more.com, Inc. in a purchase transaction.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
January 27, 2000

                              COMFORT LIVING, INC.

                                 BALANCE SHEETS

                                                               December 31,
                                                           --------------------
                                                             1998       1999
                                                           --------- ----------
ASSETS
Current assets:
  Cash and cash equivalents............................... $  98,316 $   79,954
  Inventories.............................................    85,531    467,769
  Prepaid expenses........................................     3,094     29,949
                                                           --------- ----------
    Total current assets..................................   186,941    577,672
Furniture and equipment, net..............................    30,202    332,542
Other assets..............................................     1,352     11,663
                                                           --------- ----------
    Total assets.......................................... $ 218,495 $  921,877
                                                           ========= ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable........................................ $  80,411 $  410,217
  Accounts payable to related party.......................        --     49,242
  Accrued payroll.........................................    10,364    181,194
  Accrued liabilities.....................................    45,775    194,933
  Deferred revenue........................................    48,576    109,367
  Current portion of borrowings under line of credit .....        --    150,000
  Capital lease obligations, current......................     4,161      5,399
                                                           --------- ----------
    Total current liabilities.............................   189,287  1,100,352
Capital lease obligations, long-term......................    11,392     16,135
                                                           --------- ----------
    Total liabilities.....................................   200,679  1,116,487
                                                           --------- ----------
Commitments (Note 7)
Stockholders' equity (net capital deficiency):
  Common Stock: no par value;
  Authorized shares--1,000 at December 31, 1998 and 1,500
   at December 31, 1999; issued and outstanding 1,000 at
   December 31, 1998 and 1,078.125 at December 31, 1999...        --    615,225
  Accumulated earnings (deficit)..........................    17,816   (809,835)
                                                           --------- ----------
    Total stockholders' equity (net capital deficiency)...    17,816   (194,610)
                                                           --------- ----------
      Total liabilities and stockholders' equity (net
       capital deficiency)................................ $ 218,495 $  921,877
                                                           ========= ==========

                              COMFORT LIVING, INC.

                            STATEMENTS OF OPERATIONS

                                                          For the Years Ended
                                                             December 31,
                                                         ---------------------
                                                            1998       1999
                                                         ---------- ----------
Net revenues............................................ $1,520,072 $4,627,942
Costs of goods sold.....................................  1,038,258  3,550,564
                                                         ---------- ----------
Gross profit............................................    481,814  1,077,378
                                                         ---------- ----------
Operating expenses:
Sales and marketing.....................................     57,710    253,571
General and administrative..............................    220,531  1,297,910
Depreciation and amortization...........................      3,802     38,716
                                                         ---------- ----------
    Total operating expenses............................    282,043  1,590,197
                                                         ---------- ----------
Operating income (loss).................................    199,771   (512,819)
Other expense:
  Interest expense......................................      4,782     17,228
  Other.................................................         --     12,848
                                                         ---------- ----------
    Total other expense.................................      4,782     30,076
                                                         ---------- ----------
Net income (loss)....................................... $  194,989 $ (542,895)
                                                         ========== ==========
Net income (loss) per share:
  Basic and dilutive.................................... $   194.99 $  (540.19)
Weighted average number of shares outstanding...........      1,000      1,005

                              COMFORT LIVING, INC.

          STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                                                                       Total
                                                                    Stockholders
                                        Common Stock    Accumulated Equity (Net
                                     ------------------  Earnings     Capital
                                      Shares    Amount   (Deficit)  Deficiency)
                                     --------- -------- ----------- ------------
Balance, January 1, 1998...........      1,000 $     --  $ (24,519)  $ (24,519)
Distributions......................         --       --   (152,654)   (152,654)
Net income.........................         --       --    194,989     194,989
                                     --------- --------  ---------   ---------
Balance at December 31, 1998.......      1,000       --     17,816      17,816
Issuance of common stock for $8,000
 per share (net of issuance costs
 of $9,775)........................     78,125  615,225         --     615,225
Distributions......................         --       --   (284,756)   (284,756)
Net loss...........................         --       --   (542,895)   (542,895)
                                     --------- --------  ---------   ---------
Balance at December 31, 1999.......  1,078,125 $615,225  $(809,835)  $(194,610)
                                     ========= ========  =========   =========

                              COMFORT LIVING, INC.

                            STATEMENTS OF CASH FLOWS

                                                            For the Years
                                                          Ended December 31,
                                                          -------------------
                                                            1998      1999
                                                          --------  ---------
Cash flows from operating activities:
Net income (loss)........................................ $194,989  $(542,895)
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
  Depreciation and amortization..........................    3,802     38,716
  Loss on sale of furniture and equipment ...............       --     12,848
  Provision for obsolete inventory.......................   32,268    110,344
  Changes in current assets and liabilities:
    Accounts receivable..................................    1,567         --
    Inventories..........................................  (91,465)  (492,582)
    Prepaid expenses.....................................   (3,094)   (26,855)
    Other assets.........................................   (1,352)   (10,311)
    Accounts payable.....................................   37,410    329,806
    Accounts payable to related party....................       --     49,242
    Accrued payroll......................................    7,495    170,830
    Accrued liabilities..................................   40,799    149,158
    Deferred revenues....................................   48,576     60,791
                                                          --------  ---------
      Net cash provided by (used in) operating
       activities........................................  270,995   (150,908)
                                                          --------  ---------
Cash flows from investing activities:
Purchases of furniture and equipment.....................   (9,531)  (344,950)
                                                          --------  ---------
      Net cash used in investing activities..............   (9,531)  (344,950)
                                                          --------  ---------
Cash flows from financing activities:
Proceeds from issuance of stock, net.....................       --    615,225
Principal payments on line of credit.....................   (7,871)        --
Borrowings under line of credit..........................       --    150,000
Principal payments on capital leases.....................   (7,923)    (2,973)
Distribution to stockholders............................. (152,654)  (284,756)
                                                          --------  ---------
      Net cash provided by (used in) financing
       activities........................................ (168,448)   477,496
                                                          --------  ---------
Net increase (decrease) in cash and cash equivalents.....   93,016    (18,362)
Cash and cash equivalents, beginning of period...........    5,300     98,316
                                                          --------  ---------
Cash and cash equivalents, end of period................. $ 98,316  $  79,954
                                                          ========  =========
Supplemental cash flow information:
Cash paid during the year for interest................... $  4,782  $  16,506
                                                          ========  =========
Noncash investing and financing activities:
Furniture and equipment acquired under capital leases.... $ 14,412  $   8,954
                                                          ========  =========

                              COMFORT LIVING, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION

      Comfort Living, Inc. (the "Company") is an online retailer of health and comfort products, offering many brand name products. Its eCommerce web site, www.ComfortLiving.com, was launched in January 1996. The Company's product line includes personal comfort products, back pain products, baby products, maternity products, and allergy control products. The Company was incorporated in Maryland on March 25, 1988 as Allergy Home Care Products, Inc. The Company's name was changed to Comfort Living, Inc, on November 12, 1999. The Company has derived substantially all of its revenue from sales in the United States.

      The Company experienced a net loss of approximately $543,000 and net cash outflows from operations of approximately $151,000 for the year ended December 31, 1999. The Company also had an accumulated deficit of approximately $195,000 and a working capital deficit of approximately $178,000 at December 31, 1999.

      The Company's near and long-term operating strategies focus on exploiting existing and potential competitive advantages while concentrating on reducing costs, beginning with the cost of maintaining inventory by moving towards a fully integrated drop ship system and including controlling the cost of payroll as a percentage of sales. Management continues to focus on increasing sales by identifying ways to increase market share and diversify its products.

      In order for the Company to maintain operations into 2001, the Company must improve its financial condition by increasing operating cash flows, obtaining additional equity financing or consummating the sale of the Company to more.com, Inc. or another company.

      In January 2000, the Company entered into a letter of intent to be acquired by more.com, Inc. in a purchase transaction.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

      Cash equivalents, which consist of a demand deposit and money market account, are recorded at cost, which approximate fair value. The Company maintains its cash in depository accounts with one financial institution. At times, such balances may be in excess of the FDIC limit. The Company considers investments in highly liquid instruments purchased with original maturities of 90 days or less to be cash equivalents.

Concentrations of credit risk and credit evaluations

      The Company is subject to concentrations of credit risk from its holdings of cash and cash equivalents, which are held at one domestic financial institution. The Company conducts business with individuals over the Internet. Sales to individuals are principally paid for via credit cards and the Company's accounts receivable are

                              COMFORT LIVING, INC.

not significant. In addition to the concentration disclosed in Note 4, the Company purchased $445,000 of products from one vendor for the year ended December 31, 1999, which represents approximately 13% of cost of goods sold.

Inventories

      Inventories are carried at the lower of cost (determined on average cost, which approximates the first-in first-out basis) or market. Inventories consist of products purchased for resale.

Furniture and equipment

      Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life or the life of the lease.

Long-lived assets

      Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write down the asset to its fair value based on the present value of estimated expected future cash flows. To date, no such impairment has been indicated.

Income taxes

      The Company has elected to be taxed as an S corporation. Accordingly, federal and state income taxes are the personal responsibility of the stockholders, and no provision for income taxes has been provided in the statements of operations.

Advertising expense

      The Company recognizes advertising expense in accordance with Statement of Position 93-7, "Reporting on Advertising Costs." As such, the Company expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising production costs are expensed as incurred. For the year ended December 31, 1998 and 1999, advertising expense totaled $12,000 and $23,000, respectively.

Revenue recognition

      The Company recognizes revenue when the products are shipped to customers (FOB Shipping Point). The Company provides for potential product returns in the period of the sale. Product returns have not been material to date. Revenues from drop shipment sales are recorded in net sales when the products are shipped to customers (FOB Shipping Point) as the Company retains the risk of loss on the products. The revenue and associated cost of outbound shipping and handling charges are included in net sales and cost of goods sold, respectively.

                              COMFORT LIVING, INC.

Segment reporting

      Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (FAS) No. 131, "Disclosures about Segments of Enterprise and Related Information." During each of the years ended December 31, 1998 and 1999, the Company focused its business activities on the marketing and sale of their products over the Internet. Since management's primary form of internal reporting is aligned with the marketing and sale of their products, the Company believes it operates in one segment.

Fair value of financial instruments

      The Company's financial instruments, including cash, cash equivalents, accounts receivable, accounts payable, line of credit and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Comprehensive income

      Effective January 1, 1998, the Company adopted the provisions of FAS No. 130, "Reporting Comprehensive Income." FAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income (loss) as compared to its reported net income (loss).

NOTE 3--FURNITURE AND EQUIPMENT

      Furniture and equipment consist of the following at December 31:

                                                                Estimated Life
                                              1998      1999      (in years)
                                             -------  --------  --------------
     Computers and equipment................ $19,112  $ 87,903        3
     Purchased software.....................      --   197,862        3
     Furniture and fixtures.................   2,849    56,071        7
     Leasehold improvements.................      --    30,228        5
     Auto...................................  12,920        --        5
                                             -------  --------
                                              34,881   372,064
     Less: Accumulated depreciation and
      amortization..........................  (4,679)  (39,522)
                                             -------  --------
                                             $30,202  $332,542
                                             =======  ========

      The cost and accumulated depreciation of items under capital lease at December 31, 1998 is $5,000 and $1,000, respectively. The cost and accumulated depreciation of items under capital lease at December 31, 1999 is $28,000 and $6,000, respectively.

NOTE 4--RELATED PARTY TRANSACTIONS AND BALANCES

      Under an informal agreement starting January 1999, the Company purchased certain products through J. Inc., a company owned by a stockholder and employee.

      During the year ended December 31, 1999, the Company purchased $1.0 million of products from this related party which represents approximately 28% of cost of goods sold. At December 31, 1999, the Company owed $49,000 to J. Inc.

                              COMFORT LIVING, INC.

NOTE 5--BORROWINGS UNDER LINES OF CREDIT

      On June 14, 1999, the Company obtained a $150,000 line of credit from Crestar Bank that expires June 14, 2004 for working capital purposes. Borrowings under this line of credit at December 31, 1999 amounted to $150,000. Interest is payable at prime plus two percent per annum (10.5% at December 31, 1999). The line of credit is collateralized by substantially all of assets of the Company.

NOTE 6--STOCKHOLDERS' EQUITY

      On November 12, 1999, the Board of Directors authorized an increase in the number of authorized shares of common stock with no par value from 1,000 to 1,500 shares.

      In December 1999, the Company held a private placement offering in which
78.125 shares were sold at $8,000 per share to family and friends of stockholders and employees.

      During 1999, the Company exchanged promises of equity participation for certain consulting services. The value of the consulting services of approximately $161,000 is reflected in 1999 results of operations and accrued liabilities at December 31, 1999. The Company expects to settle the promises of equity participation in connection with the acquisition of the Company.

      During 1998 and 1999, the Company promised stock options to certain employees. Because no stock option plan had been adopted, no measurement date occurred for accounting purposes. The Company expects to settle the promises through the issuance of equity instruments in connection with the acquisition of the Company. At that time, a compensation charge of approximately $2.4 million is expected to result.

NOTE 7--COMMITMENTS

      The Company leases its facilities under a noncancelable operating lease that expires May 2004. The Company also leases various equipment under four capital leases that expire from July 2000 to December 2003. The following are the minimum lease obligations under these leases at December 31, 1999:

     Years Ended
     December 31,                                  Operating Capital   Total
     ------------                                  --------- -------  --------
      2000........................................ $ 36,420  $ 9,221  $ 45,641
      2001........................................   37,513    8,175    45,688
      2002........................................   38,638    8,175    46,813
      2003........................................   39,798    5,589    45,387
      2004........................................   15,089       --    15,089
                                                   --------  -------  --------
      Total....................................... $167,458   31,160  $198,618
                                                   ========           ========
      Less: Amount attributed to interest.........            (9,626)
                                                             -------
      Net present value of capital lease
       commitments (including $5,399 considered
       current)...................................           $21,534
                                                             =======

      Rent expense under operating leases for the years ended December 31, 1998 and 1999 totaled $23,000 and $52,000, respectively.

                               Inside Back Cover
                               -----------------

               [Screen shot of more.com's web page for checkout]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               ----------------
                               PROSPECTUS
                               ----------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      Through and including        , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                       Shares

                                [more.com Logo]

                                  Common Stock


                              Merrill Lynch & Co.

                                Lehman Brothers

                           U.S. Bancorp Piper Jaffray

                                         , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                        Amount*
                                                                        -------
Securities and Exchange Commission Filing Fee.......................... $22,770
NASD Filing Fee........................................................
Nasdaq National Market Listing Fee.....................................  95,000
Accounting Fees and Expenses...........................................
Blue Sky Fees and Expenses.............................................
Legal Fees and Expenses................................................
Transfer Agent and Registrar Fees and Expenses.........................
Printing Expenses......................................................
Miscellaneous Expenses.................................................
                                                                        -------
  Total................................................................ $
                                                                        =======

--------
* All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item 14. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we intend to enter into separate indemnification agreements with our directors, officers and certain employees which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

      These indemnification provisions and the indemnification agreement to be entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

      The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

      From our incorporation to December 31, 1999, we have granted or issued and sold the following unregistered securities:

        1. Stock options to employees, officers, directors and consultants under our amended and restated 1998 stock option plan exercisable for up to an aggregate of 3,997,761 shares of our common stock, at a weighted average exercise price of $1.40 per share.

        2. On May 14, 1998, we issued to Donald M. Kendall, Jr. 1,449,834 shares of our common stock and 22,976 shares of our Series A convertible preferred stock in exchange for his entire membership interest in Nutrition Direct, LLC, our predecessor entity.
        3. On May 14, 1998, we issued to Eric Budin 989,526 shares of our common stock in exchange for his entire membership interest in Nutrition Direct, LLC, our predecessor entity.
        4. On August 18, 1999, we issued to Bergen Brunswig Drug Company
           1,169,922 shares of our common stock in connection with transactions relating to the Prescription Pharmaceuticals Internet Fulfillment
           Services Agreement with Medi-Mail, Inc., a wholly owned subsidiary of Bergen Brunswig.
        5. On November 30, 1999, we issued to Roger Hardy 165,000 shares of our common stock in exchange for 75 shares of common stock in Clearly
           Contacts Lenses, Inc., now a division of more.com.
        6. On November 30, 1999, we issued to William Wrixon 55,000 shares of our common stock in exchange for 25 shares of common stock in Clearly Contacts Lenses, Inc., now a division of more.com.
        7. On February 5, 1998, we issued to North Hollywood Restaurants, Inc.
           a warrant to purchase 3,659 shares of our Series A convertible preferred stock at $1.64 per share for approximately $6,001.00.
        8. On February 5, 1998, we issued to Donald M. Kendall, Jr., a warrant to purchase 14,634 shares of our Series A convertible preferred stock at $1.64 per share for approximately $24,000.00.
        9. On March 2, 1998, we issued to Peter M. Flanigan a warrant to purchase 1,219 shares of our Series A convertible preferred stock at $1.64 per share for approximately $1,999.00.
       10. On March 5, 1998, we issued to Nikolaus V. Huetz a warrant to purchase 1,219 shares of our Series A convertible preferred stock at $1.64 per share for approximately $1,999.00.
       11. On May 14, 1998, we sold to Donald M. Kendall, Sr. 250,384 shares of our Series A convertible preferred stock at $1.64 per share for approximately $410,630.00.
       12. On May 14, 1998, we sold to Peter M. Flanigan 31,089 shares of our
           Series A convertible preferred stock at $1.64 per share for approximately $50,986.00.
       13. On May 14, 1998, we sold to North Hollywood Restaurants, Inc. 62,596 shares of our Series A convertible preferred stock at $1.64 per share for approximately $102,657.00
       14. On May 14, 1998, we sold to Nikolaus von Heutz 31,064 shares of our
           Series A convertible preferred stock at $1.64 per share for approximately $50,945.00.
       15. On May 14, 1998, we sold to 21st Century Internet Fund, L.P.
           1,105,000 shares of our Series B mandatorily redeemable convertible preferred stock at $1.64 per share for approximately $1,812,200.00.
       16. On May 14, 1998, we sold to GreenTree Nutrition Investors, LLC
           331,000 shares of our Series B mandatorily redeemable convertible preferred stock at $1.64 per share for approximately $542,840.00.
       17. On May 27, 1998, we sold to Donald M. Kendall, Jr. 46,000 shares of our Series B mandatorily redeemable convertible preferred stock at $1.64 per share for approximately $75,440.00.
       18. On May 27, 1998, we sold to John Sculley, III 46,000 shares of our
           Series B mandatorily redeemable convertible preferred stock at $1.64 per share for approximately $75,440.00.
       19. On July 14, 1999, we issued to Phoenix Leasing Incorporated a warrant to purchase 26,506 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately $44,000.00.

       20. On July 14, 1999, we issued to Robert Kingsbook a warrant to purchase 21,686 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately
           $35,999.00.
       21. On October 28, 1998, we sold to RHO Management Trust I 1,987,952 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately $3,300,000.00.
       22. On October 28, 1998, we sold to Healthcare Ventures V, L.P.
           1,325,301 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately $2,200,000.00.
       23. On October 28, 1998, we sold to SOFTBANK Venture Capital IV, L.P.
           1,714,145 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately $2,845,481.00.
       24. On October 28, 1998, we sold to SOFTBANK Technology Advisors Fund,
           L.P. 32,843 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately
           $54,519.00.
       25. On October 28, 1998, we sold to 21st Century Internet Fund, L.P.
           1,117,470 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately $1,855,000.00.
       26. On October 28, 1998, we sold to GreenTree Nutrition Investors, II,
           LLC 391,566 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately
           $650,000.00.
       27. On October 28, 1998, we sold to Donald M. Kendall Jr. 42,169 shares of our Series C mandatorily redeemable convertible preferred stock at $1.66 per share for approximately $70,001.00.
       28. On October 22, 1999, we sold to 21st Century Internet Fund, L.P.
           989,626 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $4,770,000.00.
       29. On October 22, 1999, we sold to Rho Management 1,360,995 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $6,560,000.00.
       30. On October 22, 1999, we sold to SOFTBANK Venture Capital IV 814,274 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $3,924,800.00.
       31. On October 22, 1999, we sold to SOFTBANK Technology Advisors 15,602 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $75,202.00.
       32. On October 22, 1999, we sold to SOFTBANK Venture Capital V, L.P.
           795,128 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $3,832,517.00.
       33. On October 22, 1999, we sold to SOFTBANK Technology Advisors V, L.P.
           21,694 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $104,565.00.
       34. On October 22, 1999, we sold to SOFTBANK Technology Entrepreneurs
           Fund 13,053 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately
           $62,915.00.

       35. On October 22, 1999, we sold to Healthcare Ventures V, L.P. 220,796 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $1,064,237.00.
       36. On October 22, 1999, we sold to Boston Millennia Partners Limited
           Partnership 1,293,230 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately
           $6,233,368.00.
       37. On October 22, 1999, we sold to Boston Millennia Associates I
           Partnership 21,085 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately
           $101,634.00.
       38. On October 22, 1999, we sold to FIMA Finance Management, Inc.
           207,468 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $1,000,000.00.
       39. On October 22, 1999, we sold to Allyn Woodward 8,298 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $40,000.00.
       40. On October 22, 1999, we sold to Josef von Rickenbach 5,186 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $24,998.00.
       41. On October 22, 1999, we sold to Leon Seynave 20,746 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $100,001.00.
       42. On October 22, 1999, we sold to South Ferry #2 L.P. 103,733 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $499,998.00.
       43. On October 22, 1999, we sold to Swander Pace Capital Fund, L.P.
           595,990 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $2,872,672.00.
       44. On October 22, 1999, we sold to SPC GP Fund, LLC 9,913 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $47,781.00.
       45. On October 22, 1999, we sold to SPC Executive Advisors Fund, LLC
           9,872 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $47,583.00.
       46. On October 22, 1999, we sold to SPC Associates Fund, LLC 6,632 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $31,966.00.
       47. On October 22, 1999, we sold to Seligman New Technologies Fund, Inc.
           672,198 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $3,239,999.00.
       48. On October 22, 1999, we sold to Seligman Investment Opportunities
           Fund 157,676 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately
           $759,998.00.
       49. On October 22, 1999, we sold to Seligman Communications and
           Information Fund, Inc. 207,468 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $1,000,001,00.
       50. On October 22, 1999, we sold to Bayview 99 1, LP 16,856 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $81,246.00.
       51. On October 22, 1999, we sold to Bayview 99 II, LP 14,264 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $68,752.00.

       52. On October 22, 1999, we sold to Peter Vidmar 20,746 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $100,000.00.
       53. On October 22, 1999, we sold to Donald M. Kendall, Jr. 18,520 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $89,270.00.
       54. On October 22, 1999, we sold to John Sculley, III 41,493 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $200,000.00.
       55. On October 22, 1999, we sold to Diane Woolf 2,074 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $10,000.00
       56. On October 22, 1999, we sold to Yash Pal Talreja 18,672 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $89,999.00.
       57. On October 22, 1999, we sold to Steven Cash 25,933 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $124,997.00.
       58. On October 22, 1999, we sold to Gordon Friedman 10,000 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $48,200.00.
       59. On October 22, 1999, we sold to Clark Callander 5,186 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $24,997.00.
       60. On October 22, 1999, we sold to Steve Abbott 500 shares of our
           Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $2,410.00.
       61. On November 5, 1999, we sold to GreenTree Nutrition Investors IV,
           L.P. 636,203 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately
           $3,066,498.00.
       62. On November 5, 1999, we sold to Star Growth Enterprise 394,191 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $1,900,001.00.
       63. On November 5, 1999, we sold to SVM Star Ventures
           Managementgesellschaft mbH Nr. 3, 20,747 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $100,001.00.
       64. On November 5, 1999, we sold to Galen Partners III, L.P. 379,073 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $1,827,132.00.
       65. On November 5, 1999, we sold to Galen Partners International III,
           L.P. 34,313 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately
           $165,389.00.
       66. On November 5, 1999, we sold to Galen Employee Fund III, L.P. 1,552 shares of our Series D mandatorily redeemable convertible preferred stock at $4.82 per share for approximately $7,481.00.

      The issuances of the securities in all of the above transactions were deemed to be exempt from registration under the Securities Act in reliance on:
(a) Section 4(2) of the Securities Act by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant; (b) Registration S promulgated under the Securities Act for sell of securities outside the United States in offshore transactions to purchasers who are non-"U.S. Persons"; or
(c) Rule 701 promulgated under the Securities Act for transactions pursuant to a compensatory benefit plan or written compensation contract.

      On November 4, 1998, we issued 500,000 shares of our common stock in exchange for the substantial business assets of Acumin Corporation, now a division of more.com, Inc. The issuance of such securities was exempt from the registration requirements of the Securities Act due to the exemptions from registration provided by Sections 3(b) and 4(2) thereof.

      Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules

    (a)  Exhibits

      The exhibits are as set forth in the Exhibit Index.

    (b)  Financial Statement Schedules

      All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17. Undertakings

      We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We hereby undertake that:

    (1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, more.com, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the 13th day of March, 2000.

                                        MORE.COM, INC.

                                        By:  /s/ Laureen De Buono
                                          -------------------------------------

                                               Laureen De Buono

                                               Chief Financial Officer and
                                               Secretary

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                            Title                    Date
              ---------                            -----                    ----

     /s/ Donald M. Kendall, Jr.*       Chief Executive Officer and     March 13, 2000
______________________________________  Director (Principal
        Donald M. Kendall, Jr.          Executive Officer)

        /s/ Laureen De Buono           Chief Financial Officer and     March 13, 2000
______________________________________  Secretary (Principal
           Laureen De Buono             Financial, Accounting
                                        Officer)

          /s/ Mark Leschly*            Director                        March 13, 2000
______________________________________
             Mark Leschly

         /s/ Thomas A. Penn*           Director                        March 13, 2000
______________________________________
            Thomas A. Penn

                                       Director
______________________________________
             Perk Perkins

         /s/ Donald R. Roden*          Director                        March 13, 2000
______________________________________
           Donald R. Roden

        /s/ E. Scott Russell*          Director                        March 13, 2000
______________________________________
           E. Scott Russell

        /s/ John Sculley III*          Director                        March 13, 2000
______________________________________
           John Sculley III

       /s/ John Neil Weintraut*        Director                        March 13, 2000
______________________________________
         John Neil Weintraut

         /s/ Laureen De Buono
*By: _________________________________
           Laureen De Buono
           Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                   Sequentially
 Exhibit                                                             Numbered
 Number                          Document                              Page
 -------                         --------                          ------------
   1.1   Form of Underwriting Agreement*........................
   3.1   Amended and Restated Certificate of Incorporation of
         more.com*..............................................
   3.2   Bylaws of more.com*....................................
   4.1   Reference is made to Exhibits 3.1 and 3.2*.............
   4.2   Specimen Stock Certificate of more.com*................
   4.3   Restricted Stock Purchase Agreement between Registrant
         and Donald M. Kendall, dated May 14, 1998+.............
   4.4   Restricted Stock Purchase Agreement between Registrant
         and Eric Budin, dated May 14, 1998 and an amendment
         thereof, dated March 15, 1999+.........................
   4.5   Amended and Restated Investors' Rights Agreement
         between Registrant and the holders of our Series B,
         Series C, Series D and Series E convertible preferred
         stock dated February 11, 2000*.........................
   4.6   Form of Registration Rights Agreement between
         Registrant and certain holders of common stock+........
   5.1   Opinion of Morrison & Foerster LLP as to the legality
         of the common stock*...................................
  10.1   Form of Indemnification Agreement between Registrant
         and each of its executive officers and directors+......
  10.2   Registrant's Amended and Restated 1998 Stock Option
         Plan, as amended and restated, including forms of
         agreements thereunder+.................................
  10.3   Registrant's 2000 Stock Incentive Plan, including forms
         and agreements thereunder+.............................
  10.5   Registrant's 2000 Employee Stock Purchase Plan,
         including forms and agreements thereunder+.............
  10.6   Form of Compensation Protection Agreements between
         Registrant and each of its executive officers+.........
  10.7   Lease for 520 Third Street, Second Floor, San
         Francisco, California 94107, dated August 1, 1999+.....
  10.8   Lease for 485 Third Street, San Francisco, California
         94107, dated October 29, 1999+.........................
  10.9   Lease for 495 Third Street, San Francisco, California
         94107, dated October 29, 1999+.........................
  10.10  Lease for 3401 Market Street, Philadelphia,
         Pennsylvania 19104, dated February 13, 1997 and
         amendments thereunder+.................................
  10.11  Internet Fulfillment Services Agreement between
         Registrant and Bergen Brunswig Drug Company, dated July
         1, 1999+...............................................
  10.12  Prescription Pharmaceuticals Internet Fulfillment
         Services Agreement between Registrant and Medi-Mail,
         Inc., dated August 18, 1999+...........................
  10.13  Service Mark License and Access Agreement between
         Registrant and Bergen Brunswig Drug Company, dated
         August 18, 1999+.......................................
  10.14  Advertising Representative Agreement between Registrant and Bergen Brunswig Drug Company, dated September 30,
         1999+..................................................

                                                                    Sequentially
 Exhibit                                                              Numbered
 Number                          Document                               Page
 -------                         --------                           ------------
  10.15  Database License and Supply and Purchase Agreement
         between Registrant and Lens Express, Inc., dated January
         17, 2000+...............................................
  16.1   Letter regarding change in Certifying Accountant........
  23.1   Consent of Morrison & Foerster LLP. Reference is made to
         Exhibit 5.1*............................................
  23.2   Consent of PricewaterhouseCoopers LLP, Independent
         Accountants.............................................
  24.1   Powers of Attorney......................................
  27.1   Financial Data Schedule+................................

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*  To be filed by amendment
+  Previously filed